Exhibit 99.10

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2024

March 21, 2025

TABLE OF CONTENTS

GENERAL	1

CAUTION ABOUT FORWARD-LOOKING INFORMATION	1

DIFFERENCES IN REPORTING OF MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	3

NON-GAAP FINANCIAL PERFORMANCE MEASURES	3

CORPORATE STRUCTURE	5

DESCRIPTION OF THE BUSINESS	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

MATERIAL PROPERTIES – MORELOS PROPERTY	21

RISK FACTORS	35

DIVIDENDS AND DISTRIBUTIONS	59

DESCRIPTION OF CAPITAL STRUCTURE	60

MARKET FOR SECURITIES	60

DIRECTORS AND OFFICERS	61

AUDIT COMMITTEE	64

LEGAL PROCEEDINGS	66

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	66

TRANSFER AGENT AND REGISTRAR	66

MATERIAL CONTRACTS	66

INTERESTS OF EXPERTS	66

ADDITIONAL INFORMATION	67

APPENDIX “A” – DEFINITIONS AND ABBREVIATIONS	A-1

APPENDIX “B” – MANDATE OF THE AUDIT COMMITTEE	B-1

APPENDIX “C” – SUMMARY OF TECHNICAL REPORT	C-1

APPENDIX “D” – AFTER TAX SENSITIVITIES TO KEY FACTORS	D-1

GENERAL

Reference is made in this annual information form (the “Annual Information Form” or “AIF”) to the audited consolidated financial statements (the “Financial Statements”) for the years ended December 31, 2024 and December 31, 2023, together with the auditor’s report thereon and Management’s Discussion and Analysis (the “MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) for the year ended December 31, 2024.

The Financial Statements and MD&A are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. All financial information in this AIF is prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board unless otherwise stated.

Unless otherwise noted herein, information in this AIF is presented as at March 21, 2025.

In this AIF, references to “$” refer to United States dollars and all references to “C$” refer to Canadian dollars. On March 21, 2025, the daily exchange rate as quoted by the Bank of Canada was US$0.6970=C$1.00 and C$1.4348=US$1.00.

Additional abbreviations are used throughout this document including Au (gold), Ag (silver), Cu (copper), AuEq (gold equivalent), oz (ounce), gpt (grams per tonne), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), tpd (tonnes per day), and ktpd (thousand tonnes per day) as well as other defined terms which may be found in Appendix “A” – Definitions and Abbreviations.

All references in this AIF to the “Company”, “we”, “us” and “our” also include references to all subsidiaries of the Company as applicable, unless the context requires otherwise.

CAUTION ABOUT FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information about possible events and conditions, projected financial or operational performance, planned courses of action, including without limitation future exploration, development and exploitation plans regarding the Company’s Morelos Property (as defined herein), and related economic analyses.

Forward-looking information is provided to assist investors’ understanding of the Company’s business, expected financial and operating performance, and its potential near, medium and long-term prospects. This information may not be appropriate for other purposes. The Company does not intend to update any forward-looking information unless it is required to do so by applicable securities laws.

There can be no assurance that such information will prove to be accurate, as actual results and future events could be materially different from those results anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Examples of Forward-Looking Information in this AIF

Generally, forward-looking information can be identified by the use of forward-looking terms such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes,” or “target” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved.” Forward-looking information in this AIF, includes without limitation, the matters listed below. Undefined capitalized terms in the list below are defined in later sections of the AIF.

•	seeking opportunities to acquire assets that enable diversification and deliver value to shareholders;

•	business plans and strategy and other events or conditions that may occur in the future;

•

the results set out in the Technical Report, including without limitation, the results of the economic analysis of the ELG Mine Complex and the Media Luna Project, including without limitation, expected cash flows, net present value (“NPV”), internal rate of return (“IRR”), revenue, sustaining and non-sustaining capital expenditures, operating costs, and payable metal production;

•	plans to construct and bring the Media Luna Project into production;

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•	plans to fund the completion of the Media Luna Project, EPO and its exploration plans using available liquidity, including the Debt Facility, and forecasted future cash flow;

•

the expected effectiveness of the initiatives taken by the Company to hedge against changes in foreign exchange rates, such as entering into a series of zero cost collars, selling call option contracts and purchasing put option contracts;

•	potential to expand mineral reserves and resources in the ELG Mine Complex, the Media Luna cluster, and the broader land package;

•	the Company’s five-year production outlook to 2029;

•	the expected timeline that Media Luna will achieve the designed mining rate;

•

the Company’s exploration strategy, which is focused, in part, on unlocking additional near-mine opportunities at the Media Luna Cluster in order to further enhance and extend the production profile of the Morelos Property;

•	the Company’s focus on increasing resources and growing reserves from existing deposits and testing high-priority targets within the Media Luna Cluster as well as the broader Morelos Property;

•

planned exploration and drilling programs, including objectives and budgets, such as an investment of approximately $45 million in drilling and exploration in 2025 and 124,500 m of drilling planned during the year with the goal of increasing reserves and resources to maintain annual production of at least 450,000 oz AuEq beyond 2030;

•	the Company is expected to invest approximately $60.0 million of non-sustaining capital expenditures in 2025 at Media Luna primarily during the pre-commercial period;

•

the Media Luna Project schedule, including expected first concentrate production in Q1 2025 followed by commercial production in Q2 2025, and completion and commissioning of the paste plant early in the second quarter of 2025;

•

the expectation that Media Luna Project expenditures in Q1 2025 will be lower than the quarterly spend in 2024 as the Media Luna Project winds down, first copper concentrate production begins, and commercial production is declared shortly thereafter;

•

plans with respect to the development of EPO, which is anticipated to commence in mid-2025 with first ore production expected in late 2026, and is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project;

•

estimated upfront development costs of EPO, planned investments for 2025 including costs relating to completing an internal feasibility study, and forecasted total sustaining capital expenditures over the life of EPO;

•	expected mining rates and permitting requirements at EPO;

•	the expectation that the Canadian dollar and Mexican peso will continue experiencing fluctuations against the U.S. dollar in 2025;

•

plans to achieve the targets in the Climate Change Report, including the Company’s overall commitment to achieve net zero GHG emissions by 2050, which include a 10% reduction in absolute emissions (reduction of Scope 1 and 2 GHG emissions by 2030 compared to actual 2021 baseline); otherwise stated as a 25% reduction in business as usual emissions (reduction of Scope 1 and 2 GHG emissions in 2030 forecasted if no action is taken on intervention measures to reduce carbon emissions at the Media Luna Project);

•

planned, approved, and funded measures to 2030 to support the GHG emissions reduction targets, including the construction of a new solar plant facility at the Morelos Complex (commissioning anticipated in Q2 2025) and the introduction of battery electric vehicles at Media Luna;

•	plans to become compliant with the Global Industry Standard on Tailings Management (“GISTM”);

•	commitments with respect environmental management, such as air quality guidelines, biodiversity and land use;

•	the expectation that the Company will be able to remain in compliance with the covenants under the Debt Facility to access the full amounts available thereunder;

•	the expectation that the Company will become a meaningful copper and silver producer in 2025, with the metals representing approximately 20% and 5%, respectively of the guided production for 2025;

•

the expectation that the Company will produce a substantial amount of copper and an increased amount of silver, and that there will be a substantial increase in revenue from copper mined from Media Luna;

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•	the continued profitability of the ELG Mine Complex with positive economics from mining, recoveries, grades, annual production;

•	expected receipt and maintenance of all necessary approvals and permits;

•	the parameters and assumptions underlying the mineral resource and mineral reserve estimates and the financial analysis, and gold prices;

•	the ability to maintain the safety and security of the Morelos Complex;

•	estimated life of mine for the Morelos Complex, including the ELG Underground and Media Luna;

•

expected metal and gold equivalent production, annualized production of metals and gold equivalent production, annualized payable production of metals and gold equivalent production, and contribution of component metals to the gold equivalent production;

•	future gold, copper and silver prices;

•	plans to continue to optimize and potentially extend the ELG Mine Complex;

•	expected metal recoveries and the ability of the Company to manage blending and production optimization opportunities;

•	expected TCC, AISC and revenues from operations;

•	the mineral resource and mineral reserve estimates and the ability to mine and process estimated mineral reserves;

•	expected recoveries of gold, copper and silver and payable factors;

•

planned use of the existing Filtered Tailings Storage Facility through early 2025, until the Media Luna operations commence, at which time the depleted Guajes Pit will be operated as a new tailings storage facility;

•	commissioning of the in-pit storage facility at the West Guajes Pit in 2025;

•	the expected continued supply of power and water to meet operational requirements;

•	the possibility of the Company paying dividends in the future or acquiring its Common Shares pursuant to the NCIB; and

•	anticipated reinvestment of a significant portion of available funds to finance future growth of the business.

DIFFERENCES IN REPORTING OF MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained or referenced in this AIF may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain “non-GAAP financial measures” (“Non-GAAP Measures”) in this AIF within the meaning of National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. Total cash costs per ounce of gold sold (“TCC”), total cash costs margin, all-in sustaining costs per ounce of gold sold (“AISC”), all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share (basic and diluted), earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures are financial performance measures with no standard meaning under IFRS, and therefore may not be comparable to other issuers. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance or financial position of the Company. These measures do not have any standardized meaning prescribed under IFRS. Please refer to the “Non-

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GAAP Financial Performance Measures” (the “NGFM”) section on pages 34 to 43 of the Company’s management discussion and analysis for the year ended December 31, 2024 dated February 19, 2025, which section is incorporated by reference herein and available on the Company’s SEDAR+ profile at www.sedarplus.ca, for further information with respect to TCC, total cash costs margin, AISC, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures, and a detailed reconciliation of each of these non-GAAP financial measures to the most directly comparable financial measures under IFRS.

The Company has included Non-GAAP Measures related to the results set out in the Technical Report in the following sections: “General Development of the Business”, “Material Properties – Morelos Property” and Appendix “C” – “Summary of Technical Report”. These sections include the following Non-GAAP Measures related to the results set out in the Technical Report: TCC, total cash costs margin per ounce of gold or AuEq sold, mine-site all-in sustaining costs per ounce of gold or AuEq sold, mine site all-in sustaining costs margin, mine-site earnings before interest, taxes, depreciation and amortization (“mine-site EBITDA”), sustaining capital expenditures and non-sustaining capital expenditures. Please refer to the NGFM section for further information with respect to these Non-GAAP Measures and a detailed reconciliation of each of these non-GAAP financial measures to the most directly comparable financial measures under IFRS. Please note that the mine-site all-in sustaining costs and mine-site all-in sustaining costs margin do not include Torex corporate G&A and potential sustaining exploration costs, and mine-site EBITDA does not include Torex corporate G&A.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Torex Gold Resources Inc. was incorporated under the Company Act of British Columbia on November 13, 1980 under the name Pulsar Energy & Resources Inc. The Company filed notices of amendment on (i) November 30, 1987 to change its name to Star One Resources Inc.; (ii) June 26, 1989 to change its name to Hyder Gold Inc.; and (iii) August 3, 2006 to change its name to Gleichen Resources Ltd. On April 30, 2010, the Company continued its corporate jurisdiction into the Province of Ontario under the Business Corporations Act (Ontario) and changed its name to Torex Gold Resources Inc. The head and registered office of the Company is located at 130 King Street West, Suite 740, Toronto, Ontario M5X 2A2.

The following chart illustrates the inter-corporate relationships of the Company and each of its subsidiaries:

Notes to Corporate Structure Chart:

1.

The shares of TGRXM, S.A. de C.V. and Minera Media Luna, S.A. de C.V. are pledged/conveyed to a Mexican security trustee as security for the obligations under a credit agreement and related documents. Caymus Holding S.à r.l., Groth Holding S.à r.l. and TGRXM, S.A. de C.V. continue to be the beneficial owners of the relevant shares. The credit agreement was most recently amended and restated in July 2024 (see “General Development of the Business – Financing Agreements”). The shares of TGRXM, S.A. de C.V. and Minera Media Luna, S.A. de C.V. continue to be pledged as security for the Debt Facility.

2.

The Company’s principal subsidiary, TGRXM, S.A. de C.V., is a Mexican-based holding company whose sole business is to hold shares of the Mexican-based subsidiary, Minera Media Luna, S.A. de C.V., which is the registered holder of the Morelos Property. See “Material Properties – Morelos Property”.

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DESCRIPTION OF THE BUSINESS

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development and operation of its 100% owned Morelos Property (the “Morelos Property” or the “Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Property is owned by Minera Media Luna, S.A. de C.V. (“MML”), Torex’s indirect wholly-owned subsidiary.

The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) mine complex (the “ELG Mine Complex”) (comprised of the El Limón Guajes open pits (the “ELG Open Pits” or the “ELG OP”), the El Limón Guajes underground mine (the “ELG Underground” or the “ELG UG”)), the Media Luna project (“Media Luna”, “ML”, the “Media Luna Project” or “ML Project”), the EPO deposit (“EPO” or the “EPO Project”, including the “EPO Underground”), a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016.

The Company issued the results of a feasibility study (the “Feasibility Study” or the “FS”) in the technical report (the “Technical Report”) titled “ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study” with an effective date of March 16, 2022, and a filing date of March 31, 2022, prepared in accordance with NI 43-101. The Technical Report has been filed on SEDAR+ under the Company’s profile (www.sedarplus.ca) and is available on the Company’s website at www.torexgold.com.

The Company’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

Details regarding the Morelos Property generally, and in particular the Morelos Complex, including the ELG Mine Complex and Media Luna Project, are set out under the subheading “Material Properties – Morelos Property” and under Appendix “C” – “Summary of Technical Report”.

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GENERAL DEVELOPMENT OF THE BUSINESS

KEY OPERATING AND FINANCIAL HIGHLIGHTS

In millions of U.S. dollars, unless otherwise noted		Year Ended
		December 31, 2024	December 31, 2023	December 31, 2022
Operating Data
Mining
Ore tonnes mined	kt	5,967	5,127	4,447
Waste tonnes mined	kt	20,906	37,533	34,560
Total tonnes mined	kt	26,873	42,660	39,007
Strip ratio[1]	waste:ore	4.2	8.6	8.9
Average gold grade of ore mined[2]	gpt	3.01	3.16	3.53
Ore in stockpiles[3]	mt	6.0	5.0	4.7
Processing
Total tonnes processed	kt	4,676	4,810	4,599
Average plant throughput[4]	tpd	12,777	13,178	12,600
Average gold recovery	%	90.6	88.6	88.3
Average gold grade of ore processed	gpt	3.32	3.29	3.64
Production and sales
Gold produced[5]	oz	452,523	453,778	474,035
Gold sold	oz	455,932	444,750	473,122
Financial Data
Revenue		$1,115.5	882.6	868.5
Cost of sales		$647.3	600.1	564.6
Earnings from mine operations		$468.2	282.5	303.9
Net income		$134.6	204.4	188.8
Per share - Basic	$/share	1.57	2.38	2.20
Per share - Diluted	$/share	1.55	2.34	2.19
Adjusted net earnings[6]		$224.4	148.4	167.1
Per share - Basic[6]	$/share	2.61	1.73	1.95
Per share - Diluted[6]	$/share	2.58	1.72	1.94
EBITDA[6]		$539.4	422.6	482.8
Adjusted EBITDA[6]		$541.1	442.2	478.5
Cost of sales	$/oz	1,420	1,349	1,193
Total cash costs6, [7]	$/oz	940	866	730
Total cash costs margin[6]	$/oz	1,314	1,086	1,079
All-in sustaining costs6, [7]	$/oz	1,156	1,200	1,008
All-in sustaining costs margin[6]	$/oz	1,098	752	801
Average realized gold price[6]	$/oz	2,254	1,952	1,809
Net cash generated from operating activities		$449.5	300.8	408.1
Net cash generated from operating activities before changes in non-cash working capital		$458.9	340.8	382.3
Free cash flow[6]		$(122.9)	(185.4)	125.9
Cash and cash equivalents		$110.2	172.8	376.0
Debt, net of deferred finance charges		$62.9	—	—
Lease-related obligations		$78.3	32.0	3.9
Net (debt) cash[6]		$(33.1)	140.8	372.1
Available liquidity[6]		$331.5	464.9	622.6

Total assets		$2,139.8	1,835.8	1,593.3

Total liabilities		$508.9	340.7	303.2

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1.

Ore mined from ELG Underground (defined herein) of 765 kt and from Media Luna of 220 kt are included in ore tonnes mined and excluded from the strip ratio in the year ended December 31, 2024. For the years ended December 31, 2023 and December 31, 2022, ore mined from ELG Underground was 756 kt and 556 kt, respectively.

2.

Included within average gold grade of ore mined is the mined long term, low grade inventory. Excluding the long term, low grade inventory, the average gold grade of ore mined is 3.28 gpt for the year ended December 31, 2024. For the years ended December 31, 2023 and December 31, 2022, excluding the long term, low grade inventory, the average gold grade of ore mined is 3.56 gpt and 3.76 gpt, respectively.

3.

As at December 31, 2024, there were 6.0 mt of ore in stockpiles at an average grade of 1.17 gpt, excluding 3.7 mt of long-term, low-grade stockpiles at an average grade of 0.98 gpt; the remaining 2.3 mt of ore in stockpiles are at an average grade of 1.49 gpt. As at December 31, 2023, there were 5.0 mt of ore in stockpiles at an average grade of 1.17 gpt, excluding 3.1 mt of long-term, low-grade stockpiles at an average grade of 0.97 gpt; the remaining 1.9 mt of ore in stockpiles are at an average grade of 1.51 gpt. At December 31, 2022, there were 4.7 mt of ore in stockpiles at an average grade of 1.26 gpt, excluding 2.4 mt of long-term, low-grade stockpiles at an average grade of 0.95 gpt; the remaining 2.3 mt of ore in stockpiles are at an average grade of 1.58 gpt.

4.	Tonnes per day for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 are based on 366 days, 365 days and 365 days, respectively.
5.	For the year-ended December 31, 2024, gold produced was within the upwardly revised guidance range of 450,000 to 470,000 oz and above original guidance of 400,000 to 450,000 oz.
6.

Adjusted net earnings, adjusted net earnings per share (basic and diluted), EBITDA, adjusted EBITDA, total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, average realized gold price, free cash flow, net (debt) cash and available liquidity are non-GAAP financial measures with no standard meaning under IFRS. Refer to “Non-GAAP Financial Performance Measures” in the Company’s management’s discussion and analysis for the year ended December 31, 2024 for further information and a detailed reconciliation to the comparable IFRS measures.

7.

For the year-ended December 31, 2024, total cash costs per ounce of gold sold were 3% above the upper end of the guided range of $860 to $910 per oz and all-in sustaining costs per ounce of gold sold were at the upper end of the guided range of $1,100 to $1,160 per oz.

Developments in 2025 to date of AIF

Working toward next-level safety

Post the fatality event in December 2024, the Company has embarked on a comprehensive Next Level Safety program with a view to ensuring that the operations resumes and maintains its prior fatality free status. This program includes workstreams as follows:

•	Concluding a comprehensive internal investigation into the various root causes and contributing causes to the fatalities, with specific action items identified to address each causal factor;

•

Refreshing the systemic work relating to Fatal Risk Standards and Critical Controls, with a view to ensuring that all employees are aware of that which could result in a fatality event and the controls that must be in place prior to work starting;

•

Undertaking a series of in-depth dialogue sessions with all employees where risk appetite is openly discussed, and personal commitments are publicly made about risk taking behaviour with a view to further enhancing a well established safety culture;

•

Commissioning a fresh eyes assessment where world experts attend the site with a view to reviewing conditions, systems and culture in order to advise management and the Board of Directors about further opportunities for improvement on the continued journey to become one of the safest operations in the industry. See “General Development of the Business –Developments in 2024 – Working toward next-level safety.”

Mineral Reserve and Resource Update

•	In March 2025, the Company announced the results of the year-end 2024 Mineral Reserve and Resource update.

•

Total Proven and Probable Reserves are estimated at 5,096 koz AuEq at an average grade of 3.92 gpt, representing a 7% increase relative to year-end 2023 reserves of 4,771 koz AuEq at 3.95 gpt. Prior to ore processed, Proven and Probable Reserves increased 850 koz AuEq (+18%), primarily due to inaugural reserves at EPO, which were originally disclosed in September 2024. Of the Proven and Probable Reserves at year-end 2024, 63% of the AuEq estimate is attributable to Au, 30% to Cu, and the remainder to Ag.

•

Measured and Indicated Resources are estimated at 7,431 koz AuEq at an average grade of 5.06 gpt, representing a 5% decrease relative to the 7,828 koz AuEq at 5.00 gpt at year-end 2023. Prior to ore mined, Measured and Indicated Resources increased 217 koz AuEq (+3%). Of the Measured and Indicated Resource at year-end 2024, 63% of the AuEq estimate is attributable to Au, 30% to Cu, and the remainder to Ag.

•

Total Inferred Resources are estimated at 2,243 koz AuEq at an average grade of 4.22 gpt, representing a 4% increase relative to the 2,156 koz AuEq at 4.45 gpt at year-end 2023. Of the Inferred Resource at year-end 2024, 54% of the AuEq estimate is attributable to Au, 37% to Cu, and the remainder to Ag. See “Material Properties – Morelos Property – Updated Mineral Reserve and Mineral Resource Estimates.”

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Exploration and Drilling Activities

•

In February 2025, the Company announced results from the ongoing drilling program at Media Luna West and results from initial drill testing at Media Luna East. Drilling at both targets supports the Company’s exploration strategy, which is focused, in part, on unlocking additional near-mine opportunities at the Media Luna Cluster in order to further enhance and extend the production profile of the Morelos Property. See “Material Properties – Morelos Property – Exploration and Drilling Activities.”

Responsible Mining

•

Progress continues on the construction of the Company’s new solar facility, which is a key component of the Company’s climate change strategy and target to achieve a 10% absolute reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030 against the 2021 baseline. With approval granted in Q3 2024 from the Mexican energy regulator (CRE) to generate electricity from the new plant, completion and commissioning of the new facility is anticipated in Q2 2025.

•

In February 2025, annual local community development agreements (“CODECOPs”) were negotiated and signed with twelve communities surrounding the Morelos Complex; nine communities on the north side of the Balsas River (Valerio Trujano, Atzcala, Real del Limón, La Fundición, Nuevo Balsas, San Nicolás, Acalmantlila, Tlanipatlán and Atlixtac) and three communities on the south side of the river in close proximity to Media Luna (San Miguel, Puente Sur Balsas and Mezcala). The CODECOPs outline the development commitments made by the Company as prioritized by local communities and define the roles and responsibilities of the communities and the Company in designing and delivering local development projects.

•

The Company obtained the ESR 2025 distinction from the Mexican Centre for Philanthropy and the Alliance for Corporate Social Responsibility in Mexico for the seventh consecutive year, recognizing a strong public and voluntary commitment to social responsibility.

•

For the sixth consecutive year, the Company was recognized as part of The Globe and Mail’s 2024 Report on Business ‘Women Lead Here’ list, in recognition of the Company’s high percentage of women on its executive team, as compared with other Canadian publicly traded companies with annual revenues of greater than $50 million.

Developments in 2024

Working toward next-level safety

•

On December 5th, 2024, a fatal carbon monoxide gas exposure occurred, which claimed the lives of two employees and one contractor worker at the ELG Underground. In the wake of the tragedy, all operational and project activities at the Morelos Property were suspended for just over a week to allow for inspections by the relevant agencies. The Company also initiated its own internal investigation to determine how, despite multiple levels of safety controls, such an exposure could have taken place, and to prevent a similar incident from ever occurring. In addition, in August, a fatal injury occurred involving a contractor worker within the Guajes Tunnel while conducting work on the overhead conveyor associated with the Media Luna Project.

•

As at December 31, 2024, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.61 per million hours worked for both employees and contractors on a rolling 12-month basis. Recognizing the Company’s previous excellence in safety performance, in October, the Mexican Mining Chamber (CAMIMEX) granted Torex the ‘Silver Hard Hat Award’ in the Open Pit Mining category (over 500 employees) for the excellent safety record at ELG in 2023.

Operations

•

Delivered annual gold production of 452,523 oz, within the upwardly revised guidance range of 450,000 to 470,000 oz and above original guidance of 400,000 to 450,000 oz, marking the sixth consecutive year that original production guidance has been achieved. The Company also achieved a record annual average gold recovery of 90.6% and a record annual mining rate from ELG Underground of 2,092 tpd. On a gold equivalent ounce basis, the Company produced 461,420 oz AuEq for the year, within the revised guidance range of 460,000 to 480,000 oz AuEq and above original guidance of 410,000 to 460,000 oz AuEq.

•

Annual gold sold of 455,932 oz at an annual average realized gold price of $2,254 per oz, contributing to record annual revenue of $1,115.5 million. On a gold equivalent ounce basis, the Company sold 465,829 oz AuEq for the

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year. The average realized gold price in 2024 includes a realized loss of $64.1 million or $141 per oz on gold forward contracts. See “Non-GAAP Financial Performance Measures.”

Debt Facility

•

On July 25, 2024, the Company (as borrower) and MML (as borrower) signed a Fifth ARCA (as defined below) with the Lenders (as defined below) in connection with a secured $300.0 million Debt Facility (as defined below), which also includes an accordion feature for an additional $150.0 million in available capacity at the discretion of the Lenders. The Debt Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. See “General Development of the Business – Financing Agreements.”

Media Luna Project

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The total spend on the Media Luna Project in 2024 was $449 million, within the updated guidance range of $430 to $450 million. Expenditures in Q1 2025 are expected to be lower than the quarterly spend in 2024 as the project winds down, first copper concentrate production begins, and commercial production is declared shortly thereafter.

•

As at year end, overall development of Media Luna was 94% complete, up from 87% at the start of the quarter. Engineering was concluded in Q3 2024, with teams continuing to support in the field as necessary to address any installation issues. Procurement was substantially complete at 99% and underground and surface development/construction were advancing, with completion levels at 90% and 85%, respectively. The largest outstanding item in the category of surface construction was the paste plant, which is on schedule for completion and commissioning in early Q2 2025.

•

Progress on the project was halted by the eight-day temporary suspension of activities at Morelos in early December 2024; as a result, the start of the four-week tie-in of the copper and iron sulphide flotation circuits as well as the modifications to the processing plant shifted from early to mid February 2025. First concentrate production is expected at the end of Q1 2025, and the declaration of commercial production shortly thereafter.

•

Negotiations with the various haulage companies for Cu concentrate transport to port distribution facilities are complete and contracts executed. The Company is also in the final stages of executing contracts for the sale of Cu concentrate to a mix of traders and smelters. Metal payables are in line with that which was incorporated into the most recent Technical Report.

•

To mitigate price uncertainty during the development of the Media Luna Project, the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts expired in December 2024 and as of December 31, 2024, the Company has no further outstanding gold forward contracts. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. These options provide full upside exposure to the gold price while providing a floor of $2,500 per oz.

•

In July 2024, the Company reported that as a result of near completion of engineering and procurement activities and incorporating the strength of the Mexican peso (“MXN”), budgeted capital expenditures were finalized at $950.0 million compared to the original budget of $875.0 million. The key driver was the stronger MXN, representing $48.0 million of the increase, with the remaining $27.5 million related to out-of-scope items and additional carry over costs as commercial production was expected, at that time, to be declared towards the middle of Q1 2025 compared to the start of the year as assumed in the original budget. See “General Development of Business – Principal Products” and “Material Properties – Morelos Property – Media Luna Project Update.”

Integration of EPO into the Morelos Mine Plan

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In September 2024, the Company reported an updated life-of-mine plan for the Morelos Property, which incorporates the EPO underground deposit following completion of an internal pre-feasibility study on the deposit. Development of EPO is anticipated to commence in mid-2025 with first ore production expected in late 2026. Development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure. See “Material Properties – Morelos Property – EPO Underground.”

Exploration and Drilling Activities

•

In December 2024, the Company announced assay results from the Company’s 2024 drilling program at ELG Underground. The results to date support the Company’s target of extending the mine life of ELG Underground by

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identifying new zones of higher-grade mineralization, expanding resources, and replacing and growing reserves. See “Material Properties – Morelos Property – Exploration and Drilling Activities.”

•

In November 2024, the Company announced assay results from the Company’s ongoing drilling program at EPO. The results to date support Torex’s goal of expanding resources to the north of the deposit and upgrading Inferred Resources to Indicated Resources. See “Material Properties – Morelos Property – EPO Underground.”

Normal Course Issuer Bid

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In November 2024, the Company announced that it had received approval from the Toronto Stock Exchange (the “TSX”) of its notice of intention to make a normal course issuer bid (the “NCIB”). Under the NCIB, Torex is authorized to purchase up to 7,116,777 of its common shares (“Common Shares”), representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. No purchases were made under the NCIB in 2024. See “Dividends and Distributions.”

Responsible Mining

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There were no reportable spills or environmental incidents during 2024 and the Company achieved its 2024 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

•

Following a full compliance audit for the International Cyanide Management Code (“ICMC”), which took place in the second quarter of 2024 by a registered ICMC auditor, the Company received full certification from the International Cyanide Management Institute (“ICMI”) in October.

•

Following a three-year conformance period to adopt the World Gold Council Responsible Gold Mining Principles (“RGMPs”) comprising of 10 Principles and 51 sub-principles that address key environmental, social and governance (“ESG”) issues material to the gold mining sector, the Company published its Year 3 Conformance Report, which can be found on the Company’s ESG Reporting Portal at www.torexgold.com.

•

Commitments associated with the Company’s 2024 CODECOP agreements were substantially met with 11 communities surrounding the Morelos Complex. Numerous community improvement infrastructure projects were completed as part of the agreements.

•

In November 2024, a Temporary Occupation Agreement (“TOA”) was signed with the Mexcala Community. The agreement grants full access for prospecting, surface sampling, drilling and other exploration activities over a 1,500-hectare area on the south side of the Morelos Property.

•

Over the course of 2024, the Company was notified of various ESG rating and scoring improvements from the previous year from agencies including ISS, Sustainalytics and MSCI. For example, the Company received a rating of ‘AA’ in the MSCI ESG Ratings assessment, an upgrade from its previous assessment of ‘A’, indicating above average ESG management. The Company’s Sustainalytics ESG Risk Rating also improved from 31.5 (‘High Risk’) in 2023 to 26.9 (‘Medium Risk’) in 2024, reflecting ongoing improvement in the management of key ESG risks. In addition, the Company received a score of ‘B+’ on the 2023 CDP Climate Questionnaire (up from ‘C’ in the previous year), which is higher than the North American and metallic mining industry average. The Company also participated in the S&P Global 2024 Corporate Sustainability Assessment (CSA), a key ESG questionnaire, and saw an 8-point improvement (52/100 from 44/100) year on year which puts Torex in the 87th percentile of the metals and mining sub-industry.

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Throughout 2024, the Company continued to progress toward voluntary ‘Clean Industry’ certification through the federal Environmental Protection Agency (“PROFEPA”). The certification recognizes companies that operate responsibly and meet or exceed the environmental standards established by Mexican Law. As at December 31, the Company achieved substantial completion on implementation of the action plan approved by PROFEPA across various areas such as air, water, soil, and subsoil. A report by the external audit consultant has been submitted to PROFEPA, with a decision on full certification expected in Q2 2025.

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For the eighth consecutive year, a Participative Environmental Monitoring Agreement was renewed with the Autonomous University of Guerrero (“UAGro”), through which the UAGro conducts independent water quality testing of the nearby El Caracol dam, and shares results with local communities and local and state government officials. In addition, an annual Fisheries and Aquaculture Agreement was signed with local fishermen and fishing cooperatives in Nuevo Balsas, Puente Sur Balsas and Atzcala, through which the Company supports economic development through aquaculture training, fingerling campaigns and the donation of fishing equipment.

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Following on from the World Gold Council film ‘Gold: A Journey with Idris Elba’, Torex was featured in the pilot episode of a new documentary series called ‘The Journey Continues’. The documentary focuses on how Torex continues to support local communities in Guerrero, and how the Company has created the conditions for young women to rise both inside and outside its operations.

Developments in 2023

Operations

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Delivered annual gold production of 453,778 oz for the year. During the year, the Company also achieved record annual mill throughput of 13,178 tonnes per day (“tpd”) and a record annual mining rate from ELG Underground of 2,070 tpd, surpassing the previous annual record set in 2022.

•	Annual gold sold of 444,750 oz at an annual average realized gold price of $1,952 per oz, contributing to revenue of $882.6 million. See “Non-GAAP Financial Performance Measures.”

Debt Facility

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On August 3, 2023, the Company (as borrower) executed an amendment to the Fourth ARCA (as defined below), increasing the capacity of the Debt Facility to $300.0 million. The capacity on the Revolving Facility increased from $150.0 million to $200.0 million and the Term Facility remained unchanged at $100.0 million.

Media Luna Project

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The total spend on the Media Luna Project in 2023 was $366.3 million. Expenditures during the year were primarily focused on continued development of the Guajes Tunnel, underground mine construction/development, surface construction, and procurement of goods and equipment required for the Project.

•

The successful breakthrough of the Guajes Tunnel was completed on December 21, 2023, three months earlier than scheduled in the Technical Report. Breakthrough of the Guajes Tunnel represented a key de-risking milestone in the development of the Media Luna Project as the tunnel unifies the Morelos Complex by connecting the existing operations on the north side of the Balsas River with the growing resource base of the Media Luna Cluster on the south side.

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The Company received approval from Mexico’s Secretariat of Environment and Natural Resources (“SEMARNAT”) regarding an amendment to the key environmental permit (“MIA”) for the Media Luna Project, allowing for the deposition of tailings into the mined-out Guajes open pit. Receipt of the MIA amendment marked another significant project de-risking milestone and further demonstrated the ongoing support of the project from local communities and government regulators.

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As of December 31, 2023, physical progress on the Media Luna Project was approximately 60%, with detailed engineering, procurement activities, underground development, and surface construction advancing and 84% of upfront expenditures were committed as at December 31, 2023 (including 56% incurred). See “Material Properties – Morelos Property.”

Responsible Mining

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In October 2023, the Company achieved 10 million hours worked lost-time injury free at the ELG Mine Complex for the third time since 2020. As at December 31, 2023, the Company’s lost-time injury frequency (“LTIF”) was 0.31, and its total recordable injury frequency (“TRIF”) was 1.23, with no fatalities. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

•	There were no reportable environmental incidents in 2023. The Company met its environmental targets for 2023, namely zero reportable spills of 1,000 litres or more that report to a natural water body.

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Commitments associated with the Company’s 2023 CODECOPs were substantially met with 11 communities surrounding the Morelos Complex. Numerous community improvement infrastructure projects were completed as part of the agreements.

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In late October 2023, the category 5 Hurricane Otis made landfall near Acapulco, Mexico, and brought devastation to the City. In response, the Company donated truckloads of basic supplies including food, bottled water, baby formula and sanitary supplies as well as equipment to aid in the clean-up in the wake of the storm. The Company has committed to continue to support Acapulco in its rebuilding efforts.

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The Company released the results of an Economic Impact Study completed by Deloitte LLP to assess the direct, indirect, and induced economic impact of the Company’s mining operations and capital investments in Mexico and within the State of Guerrero. The study found that the Company creates or sustains almost 13,000 jobs annually in Mexico and contributes 3% annually to the State of Guerrero’s annual gross domestic product. The full report can be found under the “Responsible Mining” section on the Company’s website at www.torexgold.com.

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In May 2023, the Company became one of the first mid-tier gold producers to enter into a Sustainability-Linked Loan (“SLL”), to include incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. See “General Development of the Business – Financing Agreements.”

Developments in 2022

Operations

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Record annual gold production of 474,035 oz was delivered for the year, surpassing the prior record of 468,203 oz set in 2021. During the year, the Company also achieved annual throughput in the mill of 12,600 tpd and an annual mining rate from ELG Underground of 1,523 tpd.

•	Record annual gold sold of 473,122 oz was achieved at an average realized gold price of $1,809 per oz, contributing to revenue of $868.5 million. See “Non-GAAP Financial Performance Measures.”

Debt Facility

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The Company replaced a prior debt facility with a secured $250.0 million debt facility with Torex as the borrower and consisting of $100.0 million term loan (the “Term Facility”) and a $150.0 million revolving debt facility (the “Revolving Facility”).

Media Luna Project

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Based on the results of the Media Luna Feasibility Study included in the Technical Report, the Board of Directors approved the development of the Media Luna Project, more than tripling the Morelos Property life of mine to 11.75 years.

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Media Luna Project expenditures incurred in 2022 totalled $124.7 million from commencement of the construction period as of April 1, 2022, with a remaining project spend of $749.8 million as at December 31, 2022. Expenditures during this period were primarily focused on continued development of the Guajes Tunnel and South Portals, with development of the Guajes Tunnel reaching 3,250 metres and South Portal Lower reaching 1,423 metres by end of year.

•

As of December 31, 2022, physical progress on the Project was approximately 15%. With key engineering and procurement activities advancing, the Company had commitments in place for $229.7 million of project expenditures (approximately 26% of total budgeted expenditures).

•	See “Material Properties – Morelos Property” and Appendix “C” – “Summary of Technical Report.”

Media Luna Permitting

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In the third quarter of 2022, the Company received approval from SEMARNAT on the key, culminating environmental permit for the Project (the “MIA Integral”), which allows for operations to begin at Media Luna.

•	The Company also secured approval from the utility authorities to increase the power draw at the Morelos Property to 65 megawatts to sustainably deliver full production at Media Luna.

Responsible Mining

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As at December 31, 2022, the Company’s LTIF was 0.28, and its TRIF was 1.58, with no fatalities. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

•	There were no reportable environmental incidents in 2022. The Company met its environmental targets for 2022, namely zero reportable spills of 1,000 litres or more that report to a natural water body.

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All commitments associated with the Company’s 2022 CODECOPs were substantially met with 11 local communities. Numerous community improvement infrastructure projects were completed as part of the agreements.

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In November 2022, the Company released its inaugural Climate Change Report aligned with the recommendations of the Task Force on Climate-Related Financial Disclosure, including GHG emissions reduction targets in support of its overall commitment to achieve net zero GHG emissions by 2050, which include a 10% reduction in absolute Scope 1 and Scope 2 GHG emissions by 2030, otherwise stated as a 25% reduction in business-as-usual emissions. The full Climate Change Report can be found on the Company’s website at www.torexgold.com.

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The community of San Miguel voted in favour of resettlement due to its close proximity to Media Luna. The resettlement will involve approximately 50 homes. The general plan and architecture of the community was presented and approved by residents of San Miguel, and housing design options were presented to community members.

Development and Exploration

Details regarding exploration and development of the Morelos Property generally, and in particular the ELG Mine and Media Luna Project, are set out under the subheading “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report” and Appendix “C” – “Summary of Technical Report.”

Financing Agreements

On July 25, 2024, the Company (as borrower) and MML (as borrower) signed a Fifth Amended and Restated Credit Agreement (the “Fifth ARCA”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Capital LLC, ING Bank N.V., Dublin Branch and National Bank of Canada (the “Lenders”) in connection with a secured $300.0 million debt facility (the “Debt Facility”), which also includes an accordion feature for an additional $150.0 million in available capacity at the discretion of the Lenders.The Debt Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

As at December 31, 2024, the Company had borrowings of $65.0 million on the Debt Facility and had utilized $13.7 million for letters of credit, reducing the available credit of the Debt Facility to $221.3 million (December 31, 2023 - $nil, $7.9 million and $292.1 million, respectively). During the year ended December 31, 2024, the Company drew $65.0 million, net, on the Debt Facility (year ended December 31, 2023 - $nil).

The Debt Facility incorporates SLL targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various SPTs including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets described in the “2024 Performance and 2025 Objectives” section of the MD&A.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.50% based on a leverage ratio less than 1.0 times, 2.75% at a ratio less than 2.0 times, 3.00% at a ratio less than 2.5 times, and 3.50% at a ratio equal to or greater than 2.5 times. As at December 31, 2024, the applicable margin was 2.50%.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of the Media Luna Project and the development of EPO and other existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.0, an interest coverage ratio of greater than or equal to 3.0, and a covenant on tangible net worth of $1.0 billion, plus 50% of positive quarterly net income from January 1, 2024. The Debt Facility is secured by all of the assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the ELG Mine Complex and/or the Media Luna Project.

As at December 31, 2024, the Company was in compliance with the financial and other covenants under the Fifth ARCA. The Fifth ARCA is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Principal Products

In 2024, the Company’s principal product is gold, which requires refining to become a marketable material. In 2025, the Company will become a meaningful copper and silver producer, with the metals representing approximately 20% and 5%, respectively of the guided production for 2025. The Company primarily reports payable production and sales on a gold

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equivalent basis, which reflects the projected increase in copper and silver production with the start-up of Media Luna, and will continue to report production and sales of individual metals.

Prior to March 2025, the Company’s gold production was primarily in the form of a doré produced at its operations. The Company uses the services of a refiner to refine the doré to market delivery standards. The Company has two contracts for refining its gold. One contract is with two affiliated refineries (together, the “Primary Refiner”) located in the United States and Canada. The Company is obligated to send approximately 75% of its doré to the Primary Refiner. If a force majeure event affects the refinery, the Primary Refiner is obligated, at no additional cost to the Company, to make commercially reasonable efforts to refine the Company’s doré at another of the Primary Refiner’s refineries and the Company is entitled to deliver the doré to other refiners or refineries for refining without liability to the Primary Refiner. Following the commencement of the Cu concentrate production, a portion of the Company’s gold production will continue to be in the form of doré and refined by a refinery.

The Company has a second contract with a refiner (the “Second Refiner”) in Switzerland, with operations in Switzerland and India. The Company may send approximately 25% of its doré to the Second Refiner.

Due to the availability of alternative refiners, the Company believes that it is not dependent on any one refiner. However, circumstances affecting businesses in general, regionally or globally, including refineries and businesses which transport doré from mining operations to the refineries, may impact the Company’s ability to refine its doré production.

To mitigate price uncertainty during the development of the Media Luna Project, the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts expired in December 2024 and as of December 31, 2024, the Company has no further outstanding gold forward contracts. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. See also “Risk Factors – Use of Derivatives”.

The balance of the refined gold is sold to the Lenders at spot prices. There are worldwide markets into which the Company may sell its gold and consequently, it is not dependent on any particular purchaser for the spot sales of its gold.

First Cu concentrate production is expected at the end of the first quarter of 2025. The copper concentrates from the Media Luna Project are considered mid-grade copper with high precious metals and minor deleterious elements, and due to the expected high gold and silver content, the concentrates will be sold and delivered to traders and smelters with precious metal recovery capabilities. The Cu concentrates are marketable to a range of large, reliable smelters, trading houses and blending facilities and consequently, the Company does not believe that it is dependent on a particular purchaser for the sales of its concentrate. The Company is in the final stages of executing contracts for the sale of a majority of the Company’s Cu concentrate to a mix of traders and smelters and the balance will be sold in the spot market as prices based on prevailing market prices. For information on the Media Luna Project see “Material Properties – Morelos Property” and Appendix “C” – “Summary of Technical Report.”

Employees and Specialized Skills and Knowledge

As at December 31, 2024, the Company had 1,380 full or part time employees: 1,325 workers employed at the operations and offices in Mexico and 55 employees in the corporate office in Toronto. At the operations, 99% of employees are from Mexico, with 67% from Guerrero State. In addition, there were approximately 3,040 contractors working at the Company as at the end of 2024, reflecting the high level of activity at the Media Luna Project.

The Company is dependent on the services of key executives, including the President and Chief Executive Officer of the Company, and a small number of highly skilled and experienced executives and personnel. The Company’s business requires a wide range of specialized skills and knowledge including the following areas: geology, mine planning, permitting, engineering, metallurgy, construction, project management, mining and milling operations, logistics and procurement. The Company is also dependent on the services provided by key support functions such as finance, human resources, community relations and social responsibility, regulatory compliance, legal, tax and accounting. As the Company has transitioned to include construction project management together with its ongoing operation of the ELG Mine Complex and exploration of the Morelos Property, the Company has been able to locate and retain employees and contractors with such skills and knowledge. See “Risk Factors – Dependence on Key Executives and Employees”.

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Competitive Conditions

In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The ability of the Company to acquire additional properties depends on, among other things, its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. See “Risk Factors – Competition”.

Foreign Operations

The Company’s material mineral operations and projects are located in Mexico. See “Material Properties – Morelos Property” for a summary of such operations and projects. Future development and operations may be affected in varying degrees by such factors as government regulations or changes thereto. See “Risk Factors”.

Business Cycle

The mining business is subject to mineral price cycles and the marketability of minerals and mineral concentrates is also affected by global economic cycles. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations, situations such as the ongoing impact of Russia’s invasion of Ukraine, the Israel-Hamas war, and other factors beyond the control of the Company. See “Risk Factors – Fluctuations in Gold and other Metal Prices”.

Environmental, Community and Sustainability

Policy Framework and Adherence to Global ESG Performance and Disclosure Standards

The Company has adopted several policies concerning health and safety, social harmony, human rights and environmental protection. These policies include the Company’s Code of Business Conduct and Ethics (the “Code”) which sets out the Company’s expectations of its directors, officers and employees to, among other things: (i) act ethically and honestly; (ii) obey all laws governing the conduct of the business and affairs of the Company; (iii) conduct business in an environmentally and socially responsible manner; and (iv) select and treat employees of the Company in a respectful, fair and equitable manner and foster a work environment that is safe and healthy and free from discrimination, harassment, intimidation and hostility of any kind. In addition, in 2024, the Company introduced a new Supplier Code of Conduct, which establishes the minimum standards of conduct expected from Suppliers in all business activities conducted with or on behalf of the Company. Copies of these Codes of Conduct, as well as the Company’s Safety and Health Policy, Environmental Protection Policy, Anti-Bribery and Anti-Corruption Policy, Whistleblower Policy and the Social Harmony and Human Rights Policy are available on the Company’s website at www.torexgold.com.

In addition to its internal policies, in 2020, the Company became a member of the World Gold Council. In accordance with the membership commitment, the Company has fully adopted the RGMPs, which were designed to provide confidence to governments, investors, employees, communities and civil society that gold is produced by the Company in a responsible manner. In the third quarter of 2024, the Company released its Responsible Gold Mining Principles Year 3 Conformance Report, with accompanying limited assurance from KPMG LLP, fulfilling the conformance requirements set out by the World Gold Council.

In addition, in 2021, the Company became a signatory to the ICMC, and implemented a three-year workplan to achieve compliance. Following an audit that took place in the second quarter of 2024 by a registered ICMC auditor, the Company received the detailed auditor’s report, which found 100% compliance with all nine guiding principles and the 29 standards of practice. With the receipt of this report, full certification from the ICMI was received in October 2024.

In 2022, the Company’s Board of Directors approved the adoption of the Global Industry Standard on Tailings Management (“GISTM”), with a view to full compliance over the coming years.

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Environment

The Company’s Environmental Protection Policy serves as the foundation of the Company’s approach to environmental management. Under the policy, the Company is committed to meeting or surpassing regulatory requirements in all of the Company’s exploration, development, mining, and closure activities while doing zero harm to the receiving environment beyond our operational boundaries.

The Company maintains an Environmental and Social Management System (“ESMS”), which is aligned with the International Finance Corporation (“IFC”) Environmental, Health, and Safety Guidelines and the IFC Performance Standards. The ESMS is also guided by the Equator Principles (EP4, July 2020) requirements.

The ESMS is comprised of 16 management plans to manage and mitigate impacts to soil, water, air, flora, and fauna. It is implemented by a team of environmental specialists at the Company’s operations with overall operational accountability residing with the Company’s Senior Vice President, Mexico, who reports directly to the Chief Executive Officer. The Safety and Corporate Social Responsibility Committee of the Board of Directors maintains Board-level oversight of the ESMS and associated performance. An environmental compliance report is also submitted annually to the Mexican government through SEMARNAT.

Below is an overview of key areas of the Company’s approach to environmental management, including permitting and legal compliance; tailings management; water management; energy and climate change management; waste and hazardous materials management; air quality; biodiversity and land use; and cyanide management. More detailed information can be found in the Company’s most recent Responsible Gold Mining Report, which is posted on the Company’s website at www.torexgold.com.

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Permitting and Legal Compliance: The operations are subject to a variety of environmental laws and regulations in Mexico, including at the Federal and State levels. The Company maintains a comprehensive register of environmental obligations, including all permits, authorizations, and commitments. All environmental commitments are managed through an Environmental Quality Monitoring Program, comprised of 16 management plans covering ten material environmental aspects. The Company also maintains a comprehensive environmental risk register to monitor, manage, and mitigate the environmental risks identified within its baseline natural and industrial risk assessment, and an environmental quality and monitoring program to maintain legal and regulatory compliance and drive continual improvement in environmental performance.

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Tailings Management: The Company recognizes that tailings management is one of the most material environmental issues for mining companies globally and, as such, is currently working toward adoption of GISTM. The Company designed and constructed a filtered tailings storage facility for the ELG Mine Complex, which is one of the largest globally and the Company believes to be best-in-class. The tailings are filtered through a process that reduces the moisture content to 17%, which conserves water, eliminates the need for tailing embankments, and essentially eliminates the risk of dam failure. Tailings are conveyed and stacked within the storage facility. A buttress of rock on the downstream side of the storage facility adds additional stability and safety. The Company has internal technical teams dedicated to monitoring the area, and their work is audited by external experts who inspect the site monthly as well as conduct dedicated inspections in both the wet and dry season. The facility is also inspected annually by an independent, third-party consultant. The filtered tailings facility operated through all of 2024 with no negative impact to the downstream environment and lab results continue to indicate no acid drainage potential throughout the year. With the pending completion of the Media Luna Project in 2025, tailings will start to be deposited into the mined-out Guajes open pit.

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Water Management: The Company recognizes that water is a critical, shared resource and that water security is an important global issue. As such, the Company implements robust management systems to promote water efficiency at the operations and works in close partnership with our host communities on water related projects. The Company’s approach to water management is aligned with IFC Performance Standard 3 on Resource Efficiency and Pollution Prevention, which requires the Company to adopt measures to maximize recycling and reduce water usage so that the operations’ water consumption does not have significant adverse impacts on others. In 2024, the Company completed further updates on its site-wide water management plan to incorporate ongoing project development activities at Media Luna and continued to make progress on its 5-Year Water

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Conservation Strategy for the Morelos Property, aimed at enhancing the efficient use of water at our operations and setting water conservation targets that are measurable and achievable.

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Energy and Climate Change Management: The Company supports the Paris Agreement goals and the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”), and believes that the mining sector has a key role to play in reducing GHG emissions as well as supporting the transition to a lower carbon economy by supplying critical minerals and metals that advance low carbon technologies. Furthermore, climate change presents risks and opportunities for the business, including physical risks to assets and operations as well as transition risks towards a lower-carbon future. The Company is therefore committed to embedding climate change management across all levels of the Company, and to provide disclosure on climate change that is consistent with the TCFD. In November 2022, the Company released its inaugural Climate Change Report aligned with the recommendations of TCFD. The Climate Change Report includes GHG emissions reduction targets in support of its overall commitment to achieve net zero GHG emissions by 2050, which include a 10% reduction in absolute emissions (reduction of Scope 1 and 2 GHG emissions by 2030 compared to actual 2021 baseline); otherwise stated as a 25% reduction in business as usual emissions (reduction of Scope 1 and 2 GHG emissions in 2030 forecasted if no action is taken on intervention measures to reduce carbon emissions at the Media Luna Project). The Climate Change Report contains a detailed action plan to meet the targets, which includes construction of a new solar plant, use of electric vehicles at Media Luna, ventilation on demand technology at ELG and Media Luna, diesel and biodiesel tracking, and a carbon management plan. The Climate Change Report is available on the Company’s website at www.torexgold.com.

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Waste and Hazardous Materials Management: The Company maintains a waste management program, including specific plans for both hazardous and non-hazardous waste that are aligned with Mexican environmental legislation, namely the General Law for the Prevention and Integral Management of Wastes. All hazardous waste is controlled and stored in metal drums and transferred to a warehouse before being removed by a government-accredited contractor. Solid urban waste, generated primarily in administrative and camp areas, is separated into various sub-streams. All organic waste is used in restoration areas, while plastic and aluminum are removed by a government-accredited contractor.

•

Air Quality: The Company’s approach to managing air quality impacts is aligned with the Air Emissions and Ambient Air Quality requirements of the IFC Environmental, Health and Safety Guidelines. As per the requirements, the Company is committed to preventing and minimizing impacts, as applicable, by following defined air quality guidelines, which complement local regulations. Ongoing operational air quality monitoring indicates the air quality levels are consistently below maximum permissible limits (MPLs) as defined by Mexican regulations, and modeling indicates this will continue to be the case during development and operations at Media Luna.

•

Biodiversity and Land Use: The Company recognizes the importance of biodiversity in maintaining ecosystem health, and has completed comprehensive biodiversity baseline studies, which inform associated Biodiversity Management Plans developed in conjunction with key stakeholders and regulatory agencies. The Company’s approach to managing biodiversity risks and impacts is aligned with IFC Performance Standard 6 on Biodiversity Conservation and Sustainable Management of Living Natural Resources. A key mitigation measure is a commitment to compensate for land disturbances with the ultimate goal of “no net loss” of natural and critical habitat. To support this objective, annual reforestation programs are conducted using seedlings grown at two on-site nurseries (one at ELG and one at Media Luna).

Biodiversity and land use considerations are also integrated into mine planning and mine closure plans. A primary objective of the closure plan is to restore land to a productive, post-mining land use.

A life-of-mine closure plan was developed for the ELG Mine Complex and Media Luna Project as part of the updated Technical Report released for the Morelos Complex in 2022. The Company recognizes a decommissioning liability relating to the ELG Mine Complex and development activities at the Media Luna Project based on disturbances incurred to date. As at December 31, 2024, a decommissioning liability of $37.6 million, on a discounted basis, had been recognized. In respect of its exploration activities, the Company has determined

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that no significant decommissioning liability exists. See Note 12 of the Company’s Financial Statements for the year ended December 31, 2024, for information on the estimation of the liability.

Community Engagement and Development

The State of Guerrero, where the Morelos Property is situated, has limited government resources to fund social, economic and infrastructure development. Given these economic circumstances, private investment offers an opportunity to increase the standard of living of the residents near the Morelos Property. The Company recognizes that providing the opportunity of an increased standard of living alone is not sufficient; building lasting and constructive relationships with the host communities and governments, is essential to maintaining trust and the Company’s social license to operate.

The Company aims to share the economic benefits of its operations with local stakeholders. In addition to the standard economic contributions the Company makes to local communities and host governments (e.g. taxes, royalties, land payments), the Company also contributes through various sustainable development initiatives. In 2018, the Company moved away from a company-centric model of community economic development towards a ‘collaborative-partnership’ model based on agreements and partnerships among local stakeholders. This distributes the roles and responsibilities of community development away from the Company with a primary focus on local stakeholders and institutions. Doing so removes the Company from the centre of dependency and allows communities to take responsibility for development in the broader context.

In 2018, in implementing this new approach, the Company signed unique community development agreements (Convenio de Desarrollo Comunitario Participativo (“CODECOPs”)) with nine communities surrounding the ELG Mine Complex (Valerio Trujano, Atzcala, Real del Limón, La Fundición, Nuevo Balsas, San Nicolás, Acalmantlila, Tlanipatlán and Atlixtac) and two communities in close proximity to Media Luna (San Miguel and Puente Sur Balsas). The CODECOPs outline the development commitments made by the Company and the roles and responsibilities of the local stakeholders in designating and delivering development projects in their communities. Local committees were established for each CODECOP. Funding priorities are defined by the CODECOP committee representatives in consultation with community authorities and community members. This is a step beyond the more traditional impact benefit agreement model, as it increases local participation and decision-making among local stakeholders, rather than the Company. Typical projects include infrastructure development and improvements, water and sanitation projects, education initiatives, and cultural initiatives. In 2024, the Company invested $0.7 million as part of the CODECOPs. In February 2025, CODECOPs for 2025 were negotiated and signed with each of the 11 communities plus an additional community, Mezcala, located on the south side of the Balsas River near Media Luna.

The Company also invests directly in local economic initiatives that are defined by local communities, often in partnership with local government agencies and non-governmental development organizations. Doing so helps promote ownership of the initiatives, helps build capacity, and promotes long-term sustainability. In 2024, the Company invested $2.79 million directly into such initiatives.

The Company has also contributed to the Mexican Fondo Minero (the “Mining Fund”) in respect of years 2016 onward (first year of gold production), which is funded through a 7.5% mining tax on extractive activities earnings and 0.5% royalty on gold and silver sales, with proceeds used to fund community infrastructure projects in mining communities. The Company contributed to the Mining Fund $34.2 million and $29.4 million for the years 2022 and 2023, respectively, and $39.3 million is expected to contributed in respect of 2024; the payments are made in the first quarter of the following year. The rate and basis upon which the amount of the tax and the royalty is determined has not changed; the fluctuations year over year in the amount paid to the Mining Fund is primarily due to the fluctuations in the Company’s earnings and changes in gold prices. See “Risk Factors – Legislative Changes” for information on changes to the use of the Mining Fund implemented by the Mexican Federal Government.

Labor Relations and Collective Bargaining Agreements

All employees are guaranteed the right to freedom of association and collective bargaining as per Mexican labour laws, in alignment with the core conventions of the International Labour Organization. The Company maintains a strong relationship with the national and local union. As at the end of 2024, unionized employees represented 59% of our workforce in Mexico.

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In 2024, the Company signed a new two-year collective bargaining agreement (“CBA”) to December 31, 2026, with the Confederation of Mexican Workers (“CTM”). In addition to base salary increases, the CBA covers a variety of benefits, including health benefits, contributions to a savings fund, vacation premium and increased provision of scholarships for employee dependents. The Company provides all employees, without exception, the same health benefits, including private medical coverage, which is an industry leading practice in Mexico.

Additional Information

The preparation of the Company’s 2023 Responsible Gold Mining Report was guided by leading practices in sustainability reporting in the mining industry and by international guidelines, including the Global Reporting Initiative Core Standards, and the Sustainability Accounting Standards Board Metals and Mining Accounting Standard (Version 2023-12). The 2023 Responsible Gold Mining Report is available on the Company’s website at www.torexgold.com.

Information Systems and Cyber Security

The Company’s operations depend upon the availability, capacity, reliability, and security of its information technology (“IT”) infrastructure, and its ability to expand and update this infrastructure, applications and data platforms as required, to conduct daily operations. The Company uses a combination of internal IT resources and third-party vendors for ongoing IT support and management, systems maintenance, and cyber security services. Torex has a dedicated IT department led from the Company office in Toronto, Canada with IT resources primarily located in Mexico at the mine site. The IT department reports to the CFO, who reports quarterly to the Audit Committee of the Board on the Company’s cyber risk and IT controls program.

The Company relies on various IT systems in all areas of its operations, including finance, payroll, supply chain, contract management, exploration and development data analysis, mining, processing and other operational activities, human resource management, regulatory compliance and communications with employees and third parties. These IT systems could be subject to network disruptions caused by a variety of sources.

As such, the IT department conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work and redundancies to mitigate the risks or magnitude of failures, if any. In addition, the Company’s IT systems and software are protected by various tools including, but not limited to, endpoint security, firewalls, password requirements including multi-factor authentication for all remote access, e-mail threat-prevention solutions, managed detection and response service and backup solutions and processes. Annually, the Company undertakes vulnerability assessments or penetration tests.

The Company has key IT controls in relation to its accounting and other computer systems grouped into six process domains: network operations; information security; change management; data management; application controls; and cyber risk. A combination of enterprise-grade network firewall devices, security software packages, and policy enforcement has been layered together to provide a multi-layered, defense-in-depth approach with intentional redundancies to increase protection of valuable data and information.

Annual cyber risk and IT general control testing activities are conducted to assess the data security infrastructure and recovery abilities. Employees receive annual cyber awareness training along with regular phishing simulation tests. The overall enterprise data security infrastructure is managed in accordance with applicable NIST (National Institute of Standards and Technology) cyber security governance framework and best practices.

In addition, internal and external IT assurance activities and vulnerability assessments are conducted, in part with advisory firms, to validate the completeness and effectiveness of the cyber risk program and related IT general controls.

To-date, the Company has not experienced any material losses relating to cyber-attacks or other material information security breaches. See “Risk Factors – Information and Cyber Security”.

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MATERIAL PROPERTIES – MORELOS PROPERTY

As stated above, the Company issued the Technical Report which outlines the updated economics of the Morelos Complex in Guerrero, Mexico. The Technical Report includes an integrated mine plan for the ELG Mine Complex as well as the Media Luna Project. Operational and economic estimates are based on a project period commencing April 1, 2022, unless otherwise noted. See Appendix “C” – “Summary of Technical Report” for a summary of the key information set out in the Technical Report. Below are the material developments since the effective date of the Technical Report.

Key Developments Since the Effective Date of the Technical Report

Updated Mineral Reserve and Mineral Resource Estimates

Table 1: Year-over-year comparison of mineral reserves & mineral resources for the Morelos Complex

	December 31, 2024			December 31, 2023			Variance
	Tonnes	AuEq	AuEq	Tonnes	AuEq	AuEq	Tonnes	AuEq	AuEq
	(kt)	(gpt)	(koz)	(kt)	(gpt)	(koz)	(kt)	(gpt)	(koz)
Proven & Probable Reserves
Media Luna Underground	24,180	4.26	3,311	23,569	4.43	3,360	3%	(4%)	(1%)
ELG Underground	4,019	5.12	662	3,504	5.81	654	15%	(12%)	1%
EPO Underground	5,029	4.83	781	—	—	—	na	na	na
ELG Open Pit	945	2.69	82	5,553	3.16	565	(83%)	(15%)	(86%)
Surface Stockpiles	6,235	1.30	261	4,972	1.20	192	25%	8%	36%

Total Morelos Complex	40,408	3.92	5,096	37,598	3.95	4,771	7%	(1%)	7%

Measured & Indicated Resources
Media Luna Underground	29,114	5.07	4,744	27,451	5.23	4,618	6%	(3%)	3%
ELG Underground	8,451	5.20	1,414	8,176	5.48	1,441	3%	(5%)	(2%)
EPO Underground	7,060	5.18	1,176	6,979	5.14	1,153	1%	1%	2%
ELG Open Pit	1,054	2.86	97	6,110	3.13	615	(83%)	(9%)	(84%)

Total Morelos Complex	45,679	5.06	7,431	48,717	5.00	7,828	(6%)	1%	(5%)

Inferred Resources
Media Luna Underground	7,675	4.12	1,017	7,330	4.25	1,001	5%	(3%)	2%
ELG Underground	1,961	4.30	271	2,396	5.28	407	(18%)	(19%)	(33%)
EPO Underground	6,883	4.31	954	4,960	4.52	721	39%	(5%)	32%
ELG Open Pit	6	3.65	1	399	2.08	27	(98%)	75%	(97%)

Total Morelos Complex	16,526	4.22	2,243	15,085	4.45	2,156	10%	(5%)	4%

Notes to Table:

1.	Gold equivalent (AuEq) mineral reserves and resources take into account respective metal prices and metallurgical recoveries for gold, silver, and copper (see Table 7 and Table 8).
2.	Mineral resources are reported inclusive of mineral reserves, excluding stockpiles.
3.	The reader is cautioned not to misconstrue this tabulation as a mineral reserve or a mineral resource statement. Tonnes, grades, and contained metal are shown for comparison purposes only.
4.	Year-end mineral reserves and resources as well as year-over-year variance subject to rounding.

Gold equivalent (“AuEq”) mineral reserves and mineral resources take into account respective metal prices and metallurgical recoveries for gold (“Au”), silver (“Ag”), and copper (“Cu”) by deposit. Metal prices used to estimate mineral reserves and mineral resources remain unchanged following an increase in metal price assumptions used for the year-end 2023 update (see Table 7 and Table 8). As part of ongoing efforts to optimize feed rates from each of the three underground deposits, a review of metal prices used to estimate mineral reserves and mineral resources will be undertaken in 2025, with the impact on production and mine life to be evaluated against the potential impact on costs and margins.

Detailed breakdowns of mineral reserve and mineral resource estimates can be found in Table 5 and Table 6. The detailed breakdowns include tonnes, grade, and contained metal estimates by metal as well as notes accompanying the applicable mineral reserve and mineral resource estimates.

Proven & Probable Mineral Reserves

Total Proven and Probable Reserves are estimated at 5,096 koz AuEq at an average grade of 3.92 grams per tonne (“gpt”), representing a 7% increase relative to year-end 2023 reserves of 4,771 koz AuEq at 3.95 gpt. Prior to ore processed, Proven and Probable Reserves increased 850 koz AuEq (+18%), primarily due to inaugural reserves at EPO,

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which were originally disclosed in September 2024. Of the Proven and Probable Reserves at year-end 2024, 63% of the AuEq estimate is attributable to Au, 30% to Cu, and the remainder to Ag.

Table 2: Year-over-year change in Proven & Probable Mineral Reserves

	December 31, 2024					Variance (2024 / 2023)
	Tonnes	Au	Ag	Cu	AuEq[1]	Tonnes	Au	Ag	Cu	AuEq[1]
	(kt)	(koz)	(koz)	(Mlb)	(koz)	(kt)	(koz)	(koz)	(Mlb)	(koz)
Proven & Probable Reserves
Media Luna Underground	24,180	1,946	19,788	467	3,311	611	(104)	911	18	(49)
ELG Underground	4,019	597	1,029	22	662	515	2	161	(1)	8
EPO Underground	5,029	367	4,820	143	781	5,029	367	4,820	143	781
ELG Open Pit	945	77	373	7	82	(4,609)	(475)	(478)	(15)	(483)
Surface Stockpiles	6,235	239	842	16	261	1,262	52	399	8	69

Total Morelos Complex	40,408	3,226	26,851	656	5,096	2,809	(158)	5,813	154	325

Change - Net (%)						7%	(5%)	28%	31%	7%
Change in Reserves Prior to Ore Processed
Ore Processed[2]						(4,676)	(499)	(708)	(18)	(525)
Reserves - Added / Lost						7,485	341	6,522	171	850
Change - Prior to Ore Processed (%)						20%	10%	31%	34%	18%

Notes to Table:

1.	AuEq mineral reserves take into account respective metal prices and metallurgical recoveries for Au, Ag, and Cu (see Table 7).
2.	Ore processed (depletion) in 2024 on a AuEq basis is based on prices and recoveries used at year-end 2023.
3.	Year-end mineral reserves and year-over-year variance (2024 versus 2023) subject to rounding.

During 2024, 162% of the 525 koz AuEq processed (depleted) was replaced, driven by inaugural reserves at EPO (gain of 781 koz), drilling success outside of EPO (gain of 98 koz), block model updates (decrease of 46 koz), and other changes (gain of 17 koz).

Reserves at EPO were not updated at year-end 2024. An updated reserve is expected to be completed as part of the internal feasibility study currently underway for EPO.

At Media Luna Underground, Proven and Probable Reserves declined 49 koz AuEq as a result of ore mined during the year (decrease of 29 koz) and model changes (decrease of 19 koz), which reflects modestly higher ore tonnes at modestly lower grades returned through definition drilling as well as refined stope shapes.

At ELG Underground, Proven and Probable Reserves increased 8 koz AuEq (increase of 147 koz prior to ore mined), with drilling success (gain of 98 koz), model adjustments (gain of 7 koz), and other changes including mine design improvements and model adjustments (gain of 42 koz) more than offsetting ore mined (decrease of 139 koz).

The decline in ELG Open Pits primarily reflects ore mined during the year and, to a lesser extent, fewer than predicted ore tonnes in the final benches of the El Limón open pit, which is now exhausted. The decline also reflects open pit ore stockpiled during the year.

Within surface stockpiles of 261 koz AuEq at a grade of 1.30 gpt, 29 koz AuEq at a grade of 4.16 gpt is associated with ore from Media Luna.

Measured & Indicated Mineral Resources

Measured and Indicated Resources are estimated at 7,431 koz AuEq at an average grade of 5.06 gpt, representing a 5% decrease relative to the 7,828 koz AuEq at 5.00 gpt at year-end 2023. Prior to ore mined, Measured and Indicated Resources increased 217 koz AuEq (+3%). Of the Measured and Indicated Resource at year-end 2024, 63% of the AuEq estimate is attributable to Au, 30% to Cu, and the remainder to Ag.

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Table 3: Year-over-year change in Measured & Indicated Mineral Resources

	December 31, 2024					Variance (2024 / 2023)
	Tonnes	Au	Ag	Cu	AuEq[1]	Tonnes	Au	Ag	Cu	AuEq[1]
	(kt)	(koz)	(koz)	(Mlb)	(koz)	(kt)	(koz)	(koz)	(Mlb)	(koz)
Measured & Indicated Resources[2]
Media Luna Underground	29,114	2,754	29,240	689	4,744	1,663	(19)	2,449	49	126
ELG Underground	8,451	1,264	2,272	51	1,414	275	(21)	271	(4)	(28)
EPO Underground	7,060	604	7,082	200	1,176	81	6	353	5	23
ELG Open Pit	1,054	92	294	9	97	(5,056)	(510)	(635)	(14)	(519)

Total Morelos Complex	45,679	4,714	38,888	949	7,431	(3,038)	(544)	2,439	36	(397)

Change – Net (%)						(6%)	(10%)	7%	4%	(5%)
Change in Reserves Prior to Ore Mined
Ore Mined[3]						(5,967)	(570)	(1,247)	(29)	(614)
Resources – Added / Lost						2,929	25	3,686	64	217
Change – Prior to Ore Mined (%)						6%	0%	10%	7%	3%

Notes to Table:

1.	AuEq mineral resources take into account respective metal prices and metallurgical recoveries for Au, Ag, and Cu (see Table 8).
2.	Measured & Indicated Resources are inclusive of mineral reserves.
3.	Ore mined (depletion) in 2024 on a AuEq basis is based on prices and recoveries used at year-end 2023.
4.	Year-end mineral resources and year-over-year variance (2024 versus 2023) subject to rounding.

Overall, 614 koz AuEq mined during 2024 was partially offset by drilling success (gain of 388 koz), with the remaining difference driven by block model updates (decrease of 15 koz) and other changes related to losses during mining, geological reinterpretation, and block model changes (decrease of 156 koz).

At Media Luna, Measured and Indicated Resources increased 126 koz AuEq (increase of 155 koz prior to ore mined) with definition drilling being the key driver (gain of 167 koz), partially offset by ore mined (decrease of 29 koz), and block model updates (decrease of 12 koz).

At ELG Underground, Measured and Indicated Resources decreased 28 koz AuEq (increase of 111 koz prior to ore mined) driven by drilling success (gain of 198 koz), offset by ore mined (decrease of 139 koz), block model updates (decrease of 3 koz), and other changes including losses during mining and geological reinterpretation (decrease of 84 koz).

At EPO, Indicated Resources increased by 23 koz AuEq, driven by drilling success. Infill metres drilled were lower than anticipated given a slower start to the 2024 drilling season as a result of a decision to change out drilling contractors and the associated time lost with demobilization and remobilization. As part of the 2025 drilling program, an exploration tunnel is currently being advanced in order to carry out more efficient and cost-effective infill drilling at EPO. The tunnel is being driven off the South Portal Upper and will cross over the upper portion of EPO. Drilling from the exploration tunnel is expected to commence mid-year, with a portion of the results expected to be incorporated into the year-end 2025 reserve and resource update.

The decline in Measured and Indicated Resources in ELG Open Pits reflects resource depletion as well as model changes, partially as a result of concluding mining operations in the El Limón open pit following depletion of reserves.

Inferred Mineral Resources

Total Inferred Resources are estimated at 2,243 koz AuEq at an average grade of 4.22 gpt, representing a 4% increase relative to the 2,156 koz AuEq at 4.45 gpt at year-end 2023. Of the Inferred Resource at year-end 2024, 54% of the AuEq estimate is attributable to Au, 37% to Cu, and the remainder to Ag.

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Table 4: Year-over-year change in Inferred Mineral Resources

	December 31, 2024					Variance (2024 / 2023)
	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)
Inferred Resources
Media Luna Underground	7,675	587	5,632	152	1,017	346	(11)	223	10	16
ELG Underground	1,961	243	490	9	271	(435)	(111)	(130)	(10)	(136)
EPO Underground	6,883	390	8,690	188	954	1,923	72	2,782	52	233
ELG Open Pit	6	1	1	0	1	(393)	(26)	(18)	0	(26)

Total Morelos Complex	16,526	1,222	14,813	349	2,243	1,441	(76)	2,857	52	87

Change - Net (%)						10%	(6%)	24%	17%	4%

Notes to Table:

1.	AuEq mineral resources take into account respective metal prices and metallurgical recoveries for Au, Ag, and Cu (see Table 8).
2.	Year-end mineral resources and year-over-year variance (2024 versus 2023) subject to rounding.

At Media Luna, Inferred Resources increased 16 koz AuEq as a result of definition drilling.

At ELG Underground, infill drilling was prioritized towards upgrading Inferred Resources to the Indicated Resources category after a change of drilling contractor resulted in a slower-than-anticipated start to the 2024 drilling season, which reduced the level of step-out drilling to grow Inferred Resources. As such, Inferred Resources decreased 136 koz AuEq, with step-out drilling partially offsetting 198 koz upgraded through infill drilling to the Measured and Indicated Resource category during the year.

At EPO, drilling primarily to the north of EPO resulted in Inferred Resources increasing 233 koz AuEq.

The decline in ELG Open Pits resources reflects model updates and changes related to limited remaining mine life of the deposits, with the remainder of Inferred Resources contained within the current pit shells.

Table 5: Mineral Reserve Estimate – Morelos Complex (December 31, 2024)(2*)

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Proven	2,834	3.14	31.0	1.01	286	2,826	63	5.18	471
Probable	21,347	2.42	24.7	0.86	1,661	16,962	404	4.14	2,840
Proven & Probable	24,180	2.50	25.5	0.88	1,946	19,788	467	4.26	3,311
ELG Underground
Proven	1,441	4.89	8.0	0.26	226	372	8	5.41	251
Probable	2,578	4.47	7.9	0.24	370	657	14	4.96	411
Proven & Probable	4,019	4.62	8.0	0.25	597	1,029	22	5.12	662
EPO Underground
Proven	—	—	—	—	—	—	—	—	—
Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
Proven & Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
ELG Open Pit
Proven	62	2.78	8.3	0.14	6	16	0	2.86	6
Probable	883	2.53	12.6	0.37	72	357	7	2.68	76
Proven & Probable	945	2.55	12.3	0.36	77	373	7	2.69	82
Surface Stockpiles
Proven	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Probable	—	—	—	—	—	—	—	—	—
Proven & Probable	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Total Morelos Complex
Proven	10,571	2.23	11.9	0.37	756	4,056	87	2.91	988
Probable	29,836	2.57	23.8	0.86	2,470	22,796	568	4.28	4,108
Proven & Probable	40,408	2.48	20.7	0.74	3,226	26,851	656	3.92	5,096

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2014) guidelines.
2.	Mineral reserves are founded on Measured and Indicated Mineral Resources, with an effective date of December 31, 2024 (unless otherwise noted).
3.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Surface Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

4.	AuEq of Total Morelos Complex is established from combined contributions of the various deposits.

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5.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., VP of Mines Technical Services.
6.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

Notes to accompany the Media Luna Underground mineral reserves:

1.	Media Luna Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 g/t AuEq.
2.

Media Luna Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu.

3.	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and includes estimates for dilution and mining losses.
4.	Media Luna Underground (including Media Luna surface stockpiles) AuEq = Au (g/t) + Ag (g/t) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes	to accompany the ELG Underground mineral reserves:

1.	El Limón Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.8 g/t AuEq and an in-situ incremental cut-off grade of 1.6 g/t AuEq.
2.

Cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag and $3.50/lb Cu and metal recoveries of 90% Au, 86% Ag, and 93% Cu, accounting for the planned copper concentrator.

3.	Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.

4.	ELG Underground AuEq = Au (g/t) + Ag (g/t) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the EPO Underground mineral reserves:

1.	Mineral reserves for EPO Underground have an effective date of June 30, 2024.

2.	*Mineral reserves are based on EPO Underground Indicated Mineral Resources with an effective date of December 31, 2023.

3.	EPO Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq.

4.	EPO Underground cut-off grade and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag and $3.50/lb Cu and metal recoveries of 87% Au, 85% Ag, and 92% Cu.

5.	Mineral reserves within designed mine shapes assume long-hole open stoping and include estimates for dilution and mining losses.

6.	EPO Underground AuEq = Au (gpt) + Ag (gpt) * (0.0124) + Cu (%) * (1.6920), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral reserves and Surface Stockpiles:

1.	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 g/t Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 g/t Au.

2.	It is planned that ELG low grade mineral reserves within the designed pit will be stockpiled during pit operation and processed during pit closure.

3.	Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.

4.	Cut-off grades and designed pits are considered appropriate for a metal price of $1,500/oz Au and metal recovery of 89% Au.

5.	Mineral reserves are reported using an Au price of $1,500/oz, Ag price of $19/oz, and Cu price of $3.50/lb.

6.	Average metallurgical recoveries of 89% for Au, 30% for Ag, and 15% for Cu.

7.	ELG Open Pit (including open pit surface stockpiles) AuEq = Au (g/t) + Ag (g/t) * (0.0043) + Cu (%) * (0.2697), accounting for metal prices and metallurgical recoveries.

Table 6: Mineral Resource Estimate – Morelos Complex (December 31, 2024)

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Measured	2,994	3.95	40.0	1.30	380	3,855	86	6.55	630
Indicated	26,120	2.83	30.2	1.05	2,374	25,385	603	4.90	4,114
Measured & Indicated	29,114	2.94	31.2	1.07	2,754	29,240	689	5.07	4,744
Inferred	7,675	2.38	22.8	0.90	587	5,632	152	4.12	1,017
ELG Underground
Measured	3,164	5.04	7.4	0.27	512	751	19	5.56	566
Indicated	5,287	4.42	8.9	0.28	752	1,521	33	4.99	848
Measured & Indicated	8,451	4.65	8.4	0.28	1,264	2,272	51	5.20	1,414
Inferred	1,961	3.86	7.8	0.21	243	490	9	4.30	271
EPO Underground
Measured	—	—	—	—	—	—	—	—	—
Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Measured & Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Inferred	6,883	1.76	39.3	1.24	390	8,690	188	4.31	954
ELG Open Pit
Measured	189	3.89	7.0	0.20	24	43	1	3.97	24
Indicated	865	2.46	9.0	0.43	69	251	8	2.62	73
Measured & Indicated	1,054	2.72	8.7	0.38	92	294	9	2.86	97
Inferred	6	3.56	5.9	0.24	1	1	0	3.65	1
Total Morelos Complex
Measured	6,347	4.49	22.8	0.75	916	4,649	105	5.98	1,220
Indicated	39,332	3.00	27.1	0.97	3,798	34,239	844	4.91	6,211
Measured & Indicated	45,679	3.21	26.5	0.94	4,714	38,888	949	5.06	7,431
Inferred	16,526	2.30	27.9	0.96	1,222	14,813	349	4.22	2,243

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (May 2014).
2.	The effective date of the estimates is December 31, 2024.
3.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2024.
4.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits.

25 Torex Gold Resources Inc. | TSX: TXG

5.	Mineral resources for all deposits are based on an underlying gold (“Au”) price of $1,650/oz, silver (“Ag”) price of $22/oz, and copper (“Cu”) price of $3.75/lb.

6.	Mineral resources are inclusive of mineral reserves (ex-stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7.	Numbers may not add due to rounding.

8.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9.	The estimate was prepared by Mrs. Rochelle Collins, P.Geo. (Ontario), Principal, Mineral Resources.

Notes	to accompany Media Luna Underground mineral resources:

1.

Mineral resources for Media Luna Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at Media Luna Underground average 90% Au, 86% Ag, and 93% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

5.	Media Luna Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes	to accompany ELG Underground mineral resources:

1.	Mineral resources for ELG Underground are reported above a cut-off grade of 2.2 gpt AuEq. The assumed underground mining method is mechanized cut-and-fill.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5m sub-blocks.

3.	Average metallurgical recoveries are 90% Au, 86% Ag, and 93% Cu, accounting for recoveries with planned copper concentrator.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5.	ELG Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes	to accompany EPO Underground mineral resources:

1.	Mineral resources for EPO Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at EPO average 87% Au, 85% Ag, and 92% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.

5.	EPO Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480), accounting for underlying metal prices and metallurgical recoveries.

Notes	to accompany the ELG Open Pit mineral resources:

1.	Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

3.	Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5.	ELG Open Pit AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627), accounting for underlying metal prices and metallurgical recoveries.

Table 7: Metal price and metallurgical recovery assumptions used in the estimation of mineral reserves

	December 31, 2024			December 31, 2023			Variance
Mineral Reserves	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
Metal Prices	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)
Media Luna Underground	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—	—	—
ELG Underground	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—	—	—
EPO Underground	$1,500	$19.00	$3.50	—	—	—	na	na	na
ELG Open Pit	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—	—	—
Surface Stockpiles	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—	—	—
Metallurgical Recoveries	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Media Luna Underground	90%	86%	93%	90%	86%	93%	—	—	—
ELG Underground	90%	86%	93%	90%	86%	93%	—	—	—
EPO Underground	87%	85%	92%	—	—	—	na	na	na
ELG Open Pit	89%	30%	15%	89%	30%	15%	—	—	—
Surface Stockpiles	89%	30%	15%	89%	30%	15%	—	—	—

Notes to Table:

1.	Recoveries for surface stockpiles at year-end 2024 are based on a blend of open pit stockpiles and Media Luna stockpiles.

26 Torex Gold Resources Inc. | TSX: TXG

Table 8: Metal price and metallurgical recovery assumptions used in the estimation of mineral resources

	December 31, 2024			December 31, 2023			Variance
Mineral Resources	Au	Ag	Cu	Au	Ag	Cu	Au		Ag		Cu
Metal Prices	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)	($/oz)		($/oz)		($/lb)
Media Luna Underground	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
ELG Underground	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
EPO Underground	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
ELG Open Pit	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
Metallurgical Recoveries	( %)	( %)	( %)	( %)	( %)	( %)	(	%)	(	%)	(	%)
Media Luna Underground	90%	86%	93%	90%	86%	93%	—		—		—
ELG Underground	90%	86%	93%	90%	86%	93%	—		—		—
EPO Underground	87%	85%	92%	87%	85%	92%	—		—		—
ELG Open Pit	89%	30%	15%	89%	30%	15%	—		—		—

Exploration and Drilling Activities

The Company invested $25.9 million in exploration versus a 2024 budget of $30.0 million, drilling a total of 62,897 m in 2024, with the purpose of increasing the overall resource and reserve base of the Morelos Property. Actual expenditures in 2024 were lower than budgeted due to a delay in commencing the drilling program activities as a result of the change in the primary drilling contractor at the beginning of the year. An additional $45.0 million of investment in exploration and drilling is planned in 2025.

Additional information about ELG Underground Drilling

The 2024 ELG Underground drilling program was aligned with the Company’s exploration strategy and focused on reserve definition, resource delineation, and advanced exploration, targeting extensions of high-grade mineralization along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends. At ELG Underground, a total of 8,350 m in 35 drill holes were drilled in the fourth quarter of 2024, with a total of 37,792 m drilled in 2024. Assay results up to October 2024 were reported in the press release issued on December 2, 2024.

ELG Infill and Step-Out Drilling

In 2024, drilling along the El Limón Sur trend was conducted in the northern, central and southern zones, focused on recategorizing inferred resources to indicated resources at the northern and central zones and exploring the continuity to the south of the high-grade structure that characterize the southern ore shoot. In the fourth quarter of 2024, 14 holes totalling 2,520 m were completed in the central zone, and two drill holes totalling 633 m were completed in the northern zone. In the southern zone, one drill hole totalling 351 m was drilled 60 m south of the current resources. The majority of the holes intercepted favorable alteration.

Resource delineation work is being undertaken along the Sub-Sill trend totalling 2,654 m in 12 drill holes. The focus was in the Sub-Sill Extension area in the central part of the trend in which seven drill holes totalling 1,478 m were completed in the fourth quarter of 2024, with the objective to recategorize and extend inferred resources between the 550 m and 650 m above sea level, approximately 100 m below the current operation depth. In addition, three holes totalling 444 m were completed in the northern zone to recategorize inferred resources to the indicated category and, two holes totalling 732 m, were drilled underneath the southern ore shoot to investigate the continuity of what in the central zone is interpreted to be the feeders of the Sub-Sill deposit mineralization. Several of the holes intercepted favorable alteration.

Furthermore, six holes totalling 2,192 m were drilled at the southern extension of the El Limón West trend, including four holes totalling 1,070 m focused on recategorizing inferred resources and confirming continuity of the mineralization to define new inferred resources and, two drill holes totalling 1,122 m to explore the continuity of the alteration and mineralization down to the 400 m elevation above sea level, approximately 150 m to 200 m below the existing drill holes. The continuity of the alteration system has been confirmed below the 400 m elevation above sea level.

No drilling was undertaken at the El Limón Deep trend during the fourth quarter of 2024. Drilling undertaken in the previous quarter focused on the recategorization of existing inferred resources to the indicated category and adding new high-grade inferred resources in the southwest plunging zone. Drilling results in 2024 have been successful, with multiple intercepts confirming the plunge of mineralization to the southwest and potential for new indicated and inferred resources.

27 Torex Gold Resources Inc. | TSX: TXG

For additional information on the 2024 ELG Underground drill programs and results see news release “Torex Gold Reports Compelling New Results from the 2024 ELG Underground Drilling Program”, dated December 2, 2024, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

Additional Information about Media Luna Cluster Drilling

In the fourth quarter of 2024, a total of 7,652 m were drilled in the Media Luna Cluster, with a cumulative total of 23,853 m drilled in 2024. The exploration strategy for the area is focused on extending the production profile by unlocking the full potential of the cluster.

At EPO, four drilling rigs are dedicated to the exploration program aimed at expanding resources to the north of the deposit and upgrading inferred resources to indicated resources in the southern zone. During the fourth quarter of 2024, a total of 5,936 m were drilled, with a total of 15,796 m drilled in 2024. 11 drill holes were completed in the south zone, intercepting mineralization with potential to expand indicated resources in that direction. Highlights include drill hole ML24-1035D, which intercepted 5.70 gpt AuEq over 7.5 m from 477.84 m to 485.36 m, and ML24-1037DA, with 5.12 gpt AuEq over 9.7 m from 496.31 m to 506.00 m. At the northern extension of EPO, 12 follow-up drill holes were completed, confirming the expansion of mineralization to the north and defining a northwest corridor with at least 100 m of vertical continuity. The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (87% Au, 85% Ag, and 92% Cu) used in the year-end 2023 mineral resource estimate for EPO Underground. The individual assays for the 7.5m intercept of ML24-1035D are Au, 4.43 gpt, Ag, 22.5 gpt and Cu, 0.59%, and for the 9.7m intercept of ML24-1037DA are Au, 4.69 gpt, Ag, 6.5 gpt and Cu, 0.20%.

At Media Luna West, the advanced exploration program for 2024 progressed with one rig. During the fourth quarter of 2024, 1,682 m were drilled (three holes), with a total of 8,023 m drilled in 2024 (11 holes). During the fourth quarter of 2024, drilling along east-west sections confirmed the geological-structural model, with north-south-oriented faults that define structural blocks with continuous mineralization across different elevations. At the central block at the 500 m elevation, seven drill holes along 200 m in a north-south direction intersected favorable alteration and mineralization. In addition, two structural blocks to the west at the 400 m and 300 m elevations have been intercepted with two drill holes each, confirming the continuity and extension of mineralization, with favorable intercepts of up to 60 m thick.

In the Todos Santos area, the exploration program was designed to evaluate the primary controls of surface geochemical anomalies, identified through drill core relogging and surface mapping. These controls include phreatomagmatic breccia with IS-type mineralization, the contact between limestones and granodiorite intrusive near north-south faults, and magnetic anomalies associated with transverse faults, all within a structurally preserved north-south corridor. Drilling commenced in the fourth quarter of 2024, with only the initial 34 m completed. The remainder of the program is scheduled for completion in 2025.

For additional information on the 2024 Media Luna drill programs and results see news release “Torex Gold Reports Excellent Drill Results from Media Luna West and Initial Results from Media Luna East”, dated February 24, 2025, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

For additional information on EPO drilling results see news release “Torex Gold Reports Results from the Ongoing 2024 EPO Exploration Program”, dated November 13, 2024, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

Regional Exploration and Drilling

At Atzcala, the target selection program has been completed at a scale of 1:10,000 and more than 10 targets have been defined related to maar-diatreme and dome complexes, with at least three associated with IS-type alteration and mineralization. The top two targets have been delineated at a scale of 1:2,000. The identified potential at Atzcala supports accelerating the drilling program in this area, with a budget allocated to advance directly to the initial drilling stage in 2025.

28 Torex Gold Resources Inc. | TSX: TXG

At El Naranjo, drilling of the highest-priority targets began in the fourth quarter of 2024, with a total of 1,252 m completed across two drill holes. These drill holes focused on IS-type oxidized mineralization associated with the main breccia body at the intersection of the San Miguel and La Iguana faults. Both holes intercepted favorable alteration with subordinate sulfide mineralization (results are pending). Silicification and localized massive chalcopyrite mineralization are controlled by phreatomagmatic and hydrothermal injection breccias at the contact between a quartz-monzodioritic dyke and the granodiorite stock.

2025 Exploration and Drilling

Torex plans to invest approximately $45 million in drilling and exploration in 2025. In total, 124,500 m of drilling is planned during the year with the goal of increasing reserves and resources to maintain annual production of at least 450,000 oz AuEq beyond 2030. Of the planned drilling metres, approximately 30% is planned at targets for which no mineral resource has yet been established including Media Luna West, Media Luna East, Todos Santos, El Naranjo, and Atzcala.

While the primary focus of the 2025 program is on increasing resources and growing reserves from existing deposits, a greater portion of the overall budget will be focused on testing high-priority targets within the Media Luna Cluster as well as the broader Morelos Property:

•	Media Luna Cluster: $26 million is earmarked for drilling at the Media Luna Cluster (66,500 m)

•	EPO (27,000 m) will remain the key focus in 2025 as the Company looks to expand mineral resources to the north and upgrade mineral resources with the aim of bringing into mineral reserves;

•	Media Luna (14,500 m) will see an increased focus in 2025, with step-out drilling targeting to expand mineral resources and infill drilling targeting to replace mined reserves;

•

Drilling at Media Luna West (10,000 m) will continue with the goal of establishing an initial Inferred Resource by year end. An inaugural program at Media Luna East (10,000 m) will commence in the second half of the year following the successful negotiation of a land access agreement with the local Ejido;

•	The inaugural drill program at Todos Santos (5,000 m) will carry over to 2025 following a slower start than anticipated in 2024.

•	ELG Underground: Approximately $12 million of expenditures are anticipated at ELG Underground (48,000 m) in 2025 with the focus remaining on expanding resources and growing reserves.

•

Morelos District: Approximately $7 million is allocated to conduct near-mine and regional exploration and drilling (10,000 m). The main areas of focus of the 2025 regional program will be drill testing a cluster of mineralization at El Naranjo (5,000 m) as well as testing several targets in the Atzcala corridor (5,000 m). Target definition work will also continue across the broader Morelos Property.

Quality Assurance/Quality Control

Torex maintains an industry-standard analytical quality assurance/quality control (QA/QC) and data verification program to monitor laboratory performance and to ensure high quality assay results. Results from this program confirm reliability of the assay results.

El Limón Guajes

All sampling and analytical work for the mine exploration program is performed by SGS de Mexico S.A. de C.V. (“SGSSACV”) in Durango, and by SGSSACV at Minera Media Luna site facilities in Mexico (each lab is independent of the Company). SGSSACV facilities in Durango are ISO-17025 accredited. Gold analyses comprise fire assays with atomic absorption or gravimetric finish.

Samples are HQ or NQ sized drill core sawn lengthwise in half. One half of the core is bagged and sealed for analytical analysis and one half of the core is retained in the core box for reference.

29 Torex Gold Resources Inc. | TSX: TXG

All sampling and analytical work for the mine delineation program is performed by SGSSACV in Durango, and by SGSSACV at Minera Media Luna site facilities in Mexico (the lab is independent of the Company). Gold analyses comprise fire assays with atomic absorption or gravimetric finish. Samples are whole core BQ sized drill core.

The analytical QA/QC program at El Limón Guajes is overseen by Carlo Nasi, Manager Geology for Minera Media Luna, S.A. de C.V.

Sample preparation is carried out by SGSSACV facilities in Durango and Nuevo Balsas, Mexico and consists of dry and crush 3 to 5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm. Gold is analyzed at the SGSSACV facilities in Durango and Nuevo Balsas following internal analytical protocols. Gold analysis comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 g/t Au are re-assayed by fire assay with gravimetric finish up to 10,000 ppb. Over-limit results for gold analysis (for samples reported as >10,000 ppb or >10 ppm) comprises 30 g Au by fire assay with gravimetric finish. Copper and silver analyses up to 300 ppm Ag, copper up to 10%, and iron up to 10% analysis are completed via Aqua Regia digestion and atomic absorption finish. Multi-element geochemical analysis is done by an Aqua Regia digestion with detection by ICP-OES using SGSSACV internal analytical protocol GE_ICP14B and are conducted at SGSSACV facilities in Durango.

Media Luna Cluster

The exploration program and analytical QA/QC program for Media Luna drilling is currently overseen by José Antonio San Vicente Díaz, Chief Exploration Geologist for Minera Media Luna, S.A. de C.V. All samples reported have been checked against Company and Lab standards, and blanks. No core duplicate samples are taken.

HQ-size core is sawn in half lengthwise with half the core retained in the core box and the other half bagged and tagged for shipment to the sample preparation facility. Sample preparation is carried out by BV, an accredited laboratory, at its facilities in Durango, Mexico and consists of crushing a 1 kg sample to >70% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm. Au is analyzed at the BV facilities in Hermosillo, Mexico following internal analytical protocols (FA430) and comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 g/t Au are re-assayed by fire assay with gravimetric finish (FA530). Cu and Ag analyses are completed at the BV facilities in Vancouver, Canada as part of a multi-element geochemical analysis by an aqua regia digestion and/or four acid digestion with detection by ICPES/MS using BV internal analytical protocol AQ270/AQ370. Overlimits for the multi-element package are analyzed by internal protocol AQ374. External pulp check assays for QA/QC purposes are performed at ALS Chemex, de Mexico S.A. de C.V., an accredited laboratory and independent of the Company. The pulp check samples are analysed for Au, Ag and Cu. Overall comparability between Bureau Veritas and ALS Chemex is good to excellent, with high correlation.

All sampling and analytical work for the Media Luna delineation program is performed by SGSSACV in Durango, and by SGSSACV at Minera Media Luna site facilities in Mexico (the lab is independent of the Company). Gold analyses comprise fire assays with atomic absorption or gravimetric finish. Samples are whole core BQ sized drill core.

The analytical QA/QC program at Media Luna is overseen by Carlo Nasi, Manager Geology for Minera Media Luna, S.A. de C.V.

Sample preparation is carried out by SGSSACV facilities in Durango and Nuevo Balsas, Mexico and consists of dry and crush 3 to 5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm. Gold is analyzed at the SGSSACV facilities in Durango and Nuevo Balsas following internal analytical protocols. Gold analysis comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 g/t Au are re-assayed by fire assay with gravimetric finish up to 10,000 ppb. Over-limit results for gold analysis (for samples reported as >10,000 ppb or >10 ppm) comprises 30 g Au by fire assay with gravimetric finish. Copper and silver analyses up to 300 ppm Ag, copper up to 10%, and iron up to 10% analysis are completed via Aqua Regia digestion and atomic absorption finish. Multi-element geochemical analysis is done by an Aqua Regia digestion with detection by ICP-OES using SGSSACV internal analytical protocol GE_ICP14B and are conducted at SGSSACV facilities in Durango.

30 Torex Gold Resources Inc. | TSX: TXG

Five-Year Production Outlook (2025-2029)

The Company’s multi-year outlook has been updated for the lower guided AuEq production in 2025, reflecting the previously announced deferral of the four-week processing plant shutdown to early 2025 from late 2024. In addition, annual guidance for 2026 has been upwardly revised from 425,000 to 475,000 oz AuEq to 450,000 to 500,000 oz AuEq, reflecting the expectation that Media Luna will achieve the designed mining rate of 7,500 tpd six months ahead of schedule. The multi-year outlook now also includes the inaugural AuEq production estimate for 2029.

With the ramp-up of Media Luna and start-up of EPO expected in late 2026, Torex is well-positioned to maintain annual AuEq payable production of at least 450,000 oz through 2030 based on current mineral reserves. The current outlook is consistent with the disclosure provided with the release of the internal pre-feasibility study results on the EPO deposit in September 2024.

TABLE 9: Five-Year Gold Equivalent Production Outlook for The Morelos Complex1

2024[2] (Actuals)	2025[3]	2026	2027	2028	2029
461	400 to 450	450 to 500	450 to 500	450 to 500	450 to 500

1.	Payable AuEq production is based on the same metal prices used to estimate year-end 2023 mineral reserves ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu).
2.	2024 AuEq production is based on actual realized pricing of $2,386/oz for Au, $4.15/lb for Cu, and $28.26/oz for Ag.
3.	2025 production guidance assumes metal prices of $2,500/oz Au, $28/oz Ag, and $4.30/lb Cu.

Media Luna Project Update

Following completion of the Media Luna Feasibility Study and receipt of project approval by the Board of Directors, the Company commenced the execution phase of the Media Luna Project on April 1, 2022. As at the end of December 2024, Media Luna was 94% complete with engineering concluded, procurement substantially complete, underground development tracking well ahead of schedule, and surface construction advancing per plan. The tie-ins at the processing plant commenced mid February 2025, with all major deliveries required to support the tie-in period now on site. In the fourth quarter of 2024, teams were able to take advantage of a planned maintenance period at the process plant and conducted initial synchronization and testing of the variable frequency drives for the ball mill, which we expect will streamline and de-risk the installation process and support efficient commissioning in March.

During the fourth quarter of 2024, $100.5 million was spent on Media Luna, bringing the total annual spend to $449.0 million, within the revised guidance range of $430.0 to $450.0 million. Expenditures in the first quarter of 2025 are expected to be lower than the quarterly spend in 2024 as the project winds down, first copper concentrate production begins, and commercial production is declared shortly thereafter.

As a result of the previously announced rescheduling of the processing plant tie-ins to February (originally November 2024), the pre-commercial period has been extended by approximately three months. As per full-year guidance, the Company is expected to invest approximately $60.0 million of non-sustaining capital expenditures in 2025 at Media Luna primarily during the pre-commercial period. Of this amount, approximately half is related to underground development, which would have otherwise been categorized as sustaining in nature under the original November 2024 tie-in schedule. This expenditure includes accelerated underground development with a view to achieving steady-state mining rates six months ahead of the schedule set out in the Technical Report. The remainder of the forecast non-sustaining expenditures at Media Luna in 2025 primarily relate to finalization of surface construction activities, including the plant tie-in and paste plant construction.

Project Completion

As at year end, overall development of Media Luna was 94% complete, up from 87% at the start of the quarter. Engineering was concluded in the third quarter of 2024, with teams continuing to support in the field as necessary to address any installation issues. Procurement was substantially complete at 99% and underground and surface development/construction are advancing, with completion levels at 90% and 85%, respectively. The largest outstanding item in the category of surface construction is the paste plant, which is on schedule for construction completion and commissioning early in the second quarter of 2025.

Progress on the project was halted by the eight-day temporary suspension of activities at Morelos in early December; as a result, the start of the four-week tie-in of the Cu and iron sulphide flotation circuits as well as the modifications to the

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processing plant shifted from early to late February. First concentrate production is expected at the end of the first quarter of 2025, and the declaration of commercial production shortly thereafter.

Operational Readiness

In parallel with development and construction activities, the surface and underground operational readiness plan continues to progress. The operational readiness team continues to develop and advance Standard Operating and Maintenance procedures for the new assets and is tracking to plan at over 77% complete. Central to the operational readiness plan is the workforce transition, with a view to ensuring the labour and staff personnel required to operate Media Luna and the modified process plant are in place and trained as appropriate. At the end of 2024, 83% of the total planned workforce at Media Luna was in place, which involved the recruitment of 136 people and transfer of 197 employees over the course of the year. The work ahead is to finalize the workforce transition through local, regional, and national recruitment and continued transfer of employees from the open pit operations to the Media Luna underground mine.

Negotiations with the various haulage companies for Cu concentrate transport to port distribution facilities are complete and contracts executed. The Company is also in the final stages of executing contracts for the sale of Cu concentrate to a mix of traders and smelters. Metal payables are in line with that which was incorporated into the Technical Report.

Project Execution Plan

Based on progress made to date and a detailed review of both the surface and underground schedules completed late in the quarter, modest updates have been made to the overall project schedule after incorporating the impact of the temporary suspension of activities at Morelos in early December.

A summary of the Media Luna Project schedule can be found in the following chart as at December 31, 2024.

More detail on the Media Luna Project, including the Feasibility Study results, can be found in the Technical Report.

EPO Underground

As announced in September 2024, development of EPO is anticipated to commence in mid-2025 with first ore production expected in late 2026. Development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure.

Underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq, with the option to increase capacity up to 2,300 tpd through additional incremental investment.

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Based on the internal pre-feasibility study, upfront development costs at EPO are estimated at $81.5 million including $16.0 million of contingency. Direct costs of $52.0 million include $26.2 million of upfront underground development and construction. During 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO which includes costs related to completing an internal feasibility study as well as $5.0 million for an underground exploration decline, which were not included in the pre-feasibility study estimate.

During 2024, $0.6 million of non-sustaining capital expenditures were incurred for progressing the internal EPO feasibility study.

Total sustaining capital expenditures over the life of EPO are forecast at $65.7 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions.

As EPO will leverage existing infrastructure and falls within the environmental footprint of the Morelos Complex, permitting requirements are expected to be minimal. Amendments to existing environmental approvals are expected to occur over the next several quarters and are not expected to impact development activities. Permitted power capacity and access to water are more than sufficient to support the planned operation of EPO.

Permitting

In 2022, the Company received approval from SEMARNAT on the key, culminating environmental permit for the Media Luna Project. The approval, the MIA Integral, allows for operations to begin at Media Luna and builds on the receipt of the MIA Modification received in 2021. Receipt of the MIA Integral represents another key milestone in the de-risking of the Media Luna Project, and with the MIA Integral in hand, the Company now has all the environmental approvals required to develop and operate Media Luna.

In 2022, the Company also received approval to increase the power draw at Morelos to 45 MW to accommodate activities at both ELG and Media Luna. A subsequent approval was received to increase the power draw to 65 MW, required to sustainably deliver full production at Media Luna.

In November 2023, the Company received approval from SEMARNAT regarding an amendment to the MIA, the key environmental permit, for the Media Luna Project, which will allow for the deposition of tailings into the mined-out Guajes open pit. Receipt of the MIA amendment marks another significant project de-risking milestone and further demonstrates the ongoing support of the project from local communities and government regulators.

MATERIAL RISKS AND ASSUMPTIONS

Material risks and assumptions include, without limitation:

•	ability to maintain the safety and security of the Company’s employees and contractors, as well as the Company’s assets while operating in a region with high crime rates;

•	the ability to maintain the health and safety of the Company’s employees and contractors’ employees;

•	ability to maintain positive and constructive relationships with the communities surrounding the Morelos Complex;

•	price fluctuations and availability of consumed commodities;

•	ability to obtain required equipment, goods, consumables and services in a timely and cost-efficient manner;

•	foreign operations and political and country risk;

•	protection of information and cyber security, and the ability to implement effective measures to mitigate such risks;

•	ability of the Company to maintain good relationships with the union representing the employees, as well as with non-unionized employees and contractors;

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ability to develop and bring into production the Media Luna Project, expand mineral reserves and resources on the Morelos Property, and acquire and maintain properties with sufficient mineral reserves or resources that can be developed into reserves;

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ability to accurately estimate the mineral resources and mineral reserves, including the ability to accurately estimate an inferred mineral resource because of the limited information and sampling upon which an inferred mineral resource is based;

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•	the ability of the Company to achieve its strategic growth plans including the successful completion of the Media Luna Project and deliver it to full production;

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the reliability and accuracy of the Company’s mineral resource and mineral reserve estimates, annual production, the financial analysis contained in the Technical Report including Media Luna deposit, and geological, operational and price assumptions on which these are based and the regulatory framework regarding environmental matters;

•	risks associated with contractor performance;

•	ability to maintain water quality standards through the Company’s environmental measures;

•	ability to avoid significant failure of the processing plant including structural damage from seismic activities or other uncontrolled events, or damage from fire or explosion;

•	dependence on key executives and employees;

•	ability to achieve forecasted capital expenditures and operating costs budgets;

•	fluctuations in metal prices and ability to achieve forecasted revenues and cash flows;

•	title to the land on which the Company operates, including surface and access rights;

•	risks associated with legislative changes that may impact the Morelos Complex operations, including the development of the Media Luna Project, and the ability to comply with any such changes;

•	ability to avoid the theft of gold, gold bearing material and copper concentrate production;

•	ability to secure and maintain necessary permits and licenses;

•	ability to complete and successfully integrate acquisitions or discovery and development of new orebodies, and/or expansion of existing mining operations;

•	competition and the ability to acquire assets that enable diversification and deliver value to shareholders;

•	risks associated with operating a single asset;

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risks inherent typically encountered in the exploration, development and production of precious metals and other minerals such as unusual and unexpected geologic formations, seismic activity and rock bursts, failure of pit walls, tailings storage, buttress walls or rock dumps, flood, fire and discharge of pollutants or hazardous chemicals, failure of Guajes Tunnel or RopeCon conveyance systems, or structural or circuit failure in the processing plant;

•	protection of human rights, and the ability identify and assess all potential human rights, modern slavery and child labour risks impacting the Company;

•	environmental risks and hazards and the ability of the Company to operate in a safe, efficient and effective manner;

•	ability to successfully maintain compliance with environmental regulation;

•	compliance with anti-corruption laws and the Extractive Sector Transparency Measures Act;

•	risks associated with tailings facilities;

•	risks associated with the use of reagents;

•	ability to obtain, build or maintain adequate and continuous access to infrastructure, critical commodities, power and water, at a reasonable cost;

•	effects of climate change, extreme weather events and water scarcity on operations, workforce and surrounding communities;

•	expectations of institutional shareholders and third-party rating agencies on ESG matters and the ability of the Company to implement global ESG standards adopted by the Company;

•	reputational implications;

•	risks related to activist shareholders;

•	price and volatility of public stock;

•	no history of paying dividends;

•	currency exchange rate fluctuations;

•	actual results of current exploration, development, mining and processing activities not being consistent with expectations;

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•	litigation risk;

•	enforcement of legal rights;

•	risk related to indebtedness including the ability to satisfy the covenants under the Debt Facility and access to the full amount available thereunder;

•	financial risks, including liquidity, credit and interest rate risks;

•	risk of dilution to holders of the Common Shares in the Company;

•	government policies and practices in respect of VAT receivables and the ability to recover VAT receivables;

•	risks related to taxation and royalties;

•	hedging contracts;

•	insurance for risks insured by the Company continuing to be available and adequate to cover liabilities;

•	supply chain management and achieving supplier alignment with the Company’s policies on human rights, modern slavery, health and safety, environmental protection and business ethics;

•	decommissioning and reclamation costs;

•	accounting policies and internal controls;

•	conflicts of interest of certain personnel;

•	risks related to regional or global pandemics and epidemics, and other health emergencies;

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ability to carry on its exploration, development, mining and processing activities planned for the Morelos Property, and exploration, development, mining and processing in the mining industry generally, as well as those risk factors included herein and elsewhere in the Company’s public disclosure.

RISK FACTORS

The mining industry, like any business, has its inherent risks. The Company’s activities, including exploration, development, mining of its own properties, and the acquisition of additional mining properties, are subject to various risk factors both within and outside of its control. The Company acknowledges that it is not possible to eliminate all risks inherent to the business. Any individual or simultaneous occurrence of these risks could materially affect the Company’s operations, asset valuations, financial condition and future results, as well as other reputational and compliance aspects of the business. Such occurrences could cause actual results to differ materially from those described in forward-looking statements relating to the Company.

Identifying and effectively managing these risks is a key component of the Company’s strategic objectives, supported by an organizational risk management culture and a formal Enterprise-wide Risk Management Program. An important aspect of the Company’s risk management approach is ensuring that the key risks, whether evolving or emerging, are incorporated into existing monitoring and reporting processes. The risks are listed in an order of priority that the Company believes is appropriate, based on the assessment of factors such as among other things, the impact and likelihood of such risks materializing, and the Company’s expected capabilities to mitigate them.

Additional risks not currently known to the Company, or those currently deems immaterial, may also impair the Company’s operations. The risks and uncertainties described below should be carefully considered, as along with the other information contained and incorporated by reference in this AIF.

1. Security in Mexico

The security situation across Mexico remains challenging, as organized criminal groups and cartels continue to fuel violence, while law enforcement institutions experience ongoing challenges in developing effective strategies to counter drug trafficking, violence, kidnapping, theft and other criminal behaviour.

In September 2024, intense fighting erupted in Sinaloa, Mexico, following the arrest of key cartel leaders. This led to violent clashes, significant civilian suffering, roadblocks, numerous deaths, and kidnappings.

In 2024, Mexico also witnessed the assassination of several political figures during the pre-campaign and campaign periods of government elections, with an increasing number of deaths relative to previous election cycles. This trend

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underscores the high level of risk associated with political engagement in the region and the country. The newly inaugurated Claudia Sheinbaum administration has indicated a militarized approach to combat organized crime. This strategy includes increased deployment of the National Guard and collaboration with local law enforcement to enhance security measures. The effectiveness of these efforts, and efforts to address the root causes of crime such as poverty and lack of education, are still in the early stages and remain uncertain.

Security risks remain elevated in the State of Guerrero, where the Morelos Complex is located. The Company is aware that it is exposed to various levels of safety and security risks, which could result in injury or death, damage to property, work stoppages, doré, copper concentrate or other metal-bearing material theft, or blockades of the Company’s mining operations and projects. Specific risks associated with conducting business in the region include, but are not limited to, extortion; kidnappings of employees, contractors and visitors; exposure of employees and contractors to local crime related violence and drug trade activity; and damage or theft of Company assets, including the Company’s gold and future copper concentrate shipments. Additionally, the Company’s response to criminal activities can give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights.

Such events, or the perception that such events are likely, could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and could hamper the Company’s ability to hire and retain qualified personnel and/or engage and retain quality contractor services. Although the Company has implemented measures and developed procedures to address these risks, including rigorous security protocols, training programs, and community development initiatives to combat poverty, the unpredictable nature of criminal activities means there is no assurance that the Company’s efforts will effectively safeguard personnel and Company property.

2. Health and Safety

Mining activities are inherently dangerous and subject to conditions or events beyond the Company’s control. Employees and contractors face numerous health and safety risks and hazards, including, but not limited to, rock bursts, cave-ins, floods, falls of ground, tailings dam failures, use of explosives, noise, electricity, moving equipment, and slips and falls. These hazards can result in occupational illnesses, personal injuries, and loss of life. Additionally, exposure to chemical, biological, and physical agents, such as arsenic, can pose significant health risks, as can exposure to heat stress both underground and on surface due to the hot climate in Guerrero.

The development of the underground activities associated with the Media Luna Project and changes to the processing plant may also introduce enhanced risks due to changes in work methods and procedures.

In the event of a fatality, serious injury, significant incident, or violation of local health and safety laws and regulations, the Company could face temporary cessation of activities, loss of the right to conduct activity on the Morelos Complex, or costly compliance procedures. Despite having a robust safety system, positive safety culture, and controls in place to mitigate hazards, these risks cannot be entirely eliminated, as evidenced by the fatal incidents that took place in 2024, and may adversely affect the Company’s business, operations, and reputation.

3. Community Relations

Positive and constructive relationships with the communities surrounding the Morelos Complex are critical to ensure the current and future success of the Company’s operations and activities. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on impacted communities. Additionally, there is a growing expectation from communities and local authorities for increased consultation and value sharing associated with resource development, including local procurement, local employment, and sustainable community development.

Local communities may be influenced by external entities, groups, or organizations opposed to mining activities or seeking to gain illegally from mining. While community acceptance of the Company’s operations remains strong and supportive, the Company may face social challenges in the future that could result in illegal blockades or other operational interruptions.

The Company is committed to building lasting and constructive relationships with neighbouring communities, its workforce, and key stakeholders. For example, the Company negotiates unique community development agreements

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(CODECOPs) annually with communities surrounding the Morelos Complex. The agreements are designed to address local needs and priorities through local committees, with committee members selected by each community, in order to empower local decision-making. However, there is no assurance that the Company’s efforts will eliminate the risk of community disruptions in the future.

Any adverse publicity generated by local communities, NGOs or other stakeholders related to the Company’s activities, regular operations, exploration activities, or general practices could negatively impact the Company’s reputation or financial condition and may affect its ability to maintain its social license to operate. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts will fully mitigate this risk. Meeting the expectations of the market and investors for positive community relations is essential for maintaining investor confidence and securing ongoing support for the Company’s projects.

4. Price Fluctuations and Availability of Consumed Commodities

Prices and availability of commodities consumed or used in exploration, development, and mining, such as natural gas, diesel, oil, cyanide and other reagents, explosives, grinding media, equipment spare parts, concrete, construction materials, and electricity, can fluctuate significantly. These fluctuations can be unpredictable, and may materially impact the Company’s operating costs and project timelines.

Certain raw materials and supplies, such as truck tires and cyanide, are sourced from a limited group of suppliers, adding to the risk. The aftermath of the global pandemic, along with the international consequences of the Russia-Ukraine and Israel–Hamas conflicts, have increased the risk of disruptions to energy supplies, high-energy prices, and production and logistics bottlenecks, potentially leading to further cost increases for goods and services.

Ongoing political tensions in Ukraine and Gaza, and subsequent foreign policy decisions, could result in future economic sanctions or penalties from the U.S., Canada, and other governments. Politically motivated trade restrictions could further destabilize supply chains, causing significant cost increases and availability challenges. For local populations, these disruptions could result in significant loss of life, human rights violations, displacement, migration, political unrest, and domestic or regional conflict, all of which can potentially lead to state collapse.

Additionally, threatened and actual tariffs by the U.S., Mexico, and other countries could impact the availability and cost of essential commodities, exacerbating supply chain disruptions and increasing operational costs. Increased demand for metals and minerals may lead to higher costs for exploration, development, construction activities and equipment. This could result in delays if services or equipment are not available in a timely manner, leading to scheduling difficulties and increased project costs.

As the Media Luna Project approaches completion and moves towards operational readiness, additional efforts and resources are needed to ensure a seamless transition. The unique characteristics of the equipment and materials needed for the new Media Luna mine may not align with the Company’s expectations, potentially impacting business operations and financial condition.

5. Political and Country Risk

The Company’s Morelos Complex is located in Mexico. Consequently, the operations are subject to Mexican political, regulatory, economic, social, and other risks and uncertainties.

Several country and political risks could impact the Company’s operations, including:

•	Ongoing economic instability and high inflation rates in Mexico, impacting operational costs and profitability;

•	Risk of expropriation and increasing resource nationalism, with the government seeking greater control over natural resources;

•	Continued uncertainty around mining regulations and concessions, including potential renegotiation or nullification of existing agreements, can disrupt operations;

•	Potential future limitations on the repatriation of earnings or other currency controls can affect financial operations;

•	Potential future limitations on gold exports can impact revenue;

•	Corruption and sovereign risk remain significant concerns, affecting the reliability of governmental processes;

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•	Risk of civil unrest, military repression, terrorist or cartel activity, and other criminal acts;

•	Unanticipated changes in laws or policies, including monetary or taxation policies;

•	Changes in political leadership leading to shifts in regulations and political conditions;

•	Delays in the receipt of anticipated funds in respect of VAT receivables, impacting cash flow;

•	Potentially more stringent environmental legislation and mine safety regulations;

•	Environmental and other non-governmental organizations may oppose mining activities, leading to operational delays or shutdowns.

The 2024 general election, the largest in Mexico’s history, resulted in various changes in federal and local political leadership. The approved 2025 budget includes increases to extraordinary mining taxes, and regulations for the four laws reformed in May 2023 under the previous administration of former President Andrés Manuel López Obrador, including the mining law, remain unpublished, creating additional unpredictability.

Although these new regulatory requirements are not expected to significantly impact the Company’s current concessions, the long-term effects cannot be accurately predicted. These risks may limit or disrupt the Company’s projects, reduce the financial viability of local operations, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

There can be no assurance that changes in the government or laws or changes in the regulatory environment for mining companies or for non-domiciled companies will not adversely affect the Company’s business, financial condition, results of operation.

6. Information and Cyber Security

The Company is reliant on the continuous and uninterrupted operation of its IT and operation technology (OT) systems. User access and security of all site and corporate IT and OT systems are critical to the Company’s operations. Unauthorized parties may attempt to gain access to the Company’s systems or data through fraud or other deceptive means targeting the Company’s counterparties, third-party service providers, or vendors. IT and OT systems may be subject to disruption, damage, misuse, or failure, from various sources, including targeted cyber-attacks, security breaches, malware, natural disasters, extreme weather, and design defects. These threats could compromise the confidentiality, integrity, or availability of the Company’s information system, affecting its reputation, operations, and financial performance.

The Company’s risk and exposure to these threats cannot be fully eliminated due to the evolving nature of the threats. In response, the Company has strengthened its investments and capabilities in information and cyber security. Although the Company has not experienced any material losses from cyber-attacks or other information security breaches to date, there is no assurance that such losses will not occur in the future. Any significant compromise or breach of data security, whether external or internal, could result in substantial costs, fines, lawsuits, and damage to the Company’s reputation. As cyber threats continue to evolve, the Company may need to expend additional resources to enhance protective measures or to investigate and remediate security vulnerabilities or breaches.

The regulatory environment related to information security, data collection, and privacy is becoming increasingly rigorous, with new and constantly changing requirements. Compliance with these requirements could result in additional costs. The Company could incur substantial costs in complying with various regulations, which may require changes to prior business practices. Such developments may also necessitate system changes and new processes, further affecting compliance costs. Violations of privacy-related regulations can result in significant penalties and reputational harm, adversely impacting the Company’s business and results of operations.

7. Labour Relations

Production at the Morelos Complex relies on maintaining good relationships with the Company’s employees, unions and contractors. Labour relations may be impacted by changes influenced by employee groups, unions and governmental authorities in Mexico. The mining industry in Mexico can be politicized at times, and the Company operates in a highly unionized region. Labour relations in Mexico are characterized by the significant power and impact of labour unions and historically, unions like the Confederación de Trabajadores de México (“CTM”) have exercised considerable influence

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over labor negotiations and worker rights. Adverse changes in legislation or in the relationship between the Company and its employees and/or unions could materially affect the Company’s business, operations, and financial condition, therefore maintaining open, honest and productive communications is crucial in mitigating risks associated with labour relations.

The Company has implemented labour committees to engage in frequent and transparent communications, as well as policies, procedures and dedicated resources to ensure positive labour relations and compliance with Mexican labour laws. Despite negotiating a new two-year collective bargaining agreement with unionized employees effective January 1, 2025, and building positive relationships with the CTM union and employees, these measures may not prevent future labour unrest, strikes, work stoppages, or other disruptions. Any such events, including unsuccessful negotiations for new labour agreements, could materially affect the Company’s earnings and financial condition.

8. Nature of Mineral Exploration and Mine Development Activities

As the mineral reserves of the Company are depleted through mining activities at the ELG Mine Complex, the Company’s future is dependent on its ability to develop and bring into production the Media Luna Project, expand mineral reserves and resources on the Morelos Property, and acquire and maintain properties with sufficient mineral reserves or resources that can be developed into reserves. However, while the discovery of precious metals and other minerals can be highly rewarding, few exploratory properties are ultimately developed into producing mines. There is no certainty that the Company’s expenditures on the search and evaluation of precious metals and other minerals will result in discoveries of mineral resources, mineral reserves, or any other mineral occurrences.

The commercial viability of a mineral deposit depends on several factors, including the deposit’s attributes (such as quantity and quality of the minerals and proximity to infrastructure), mineral prices (which are highly cyclical and subject to fluctuation), the actual costs required to bring a deposit into production, and government regulations (including those related to prices, taxes, royalties, land tenure, land use, permitting, importing and exporting of minerals, and environmental protection and reclamation). Additional risks may arise from technical, mechanical, logistical, transportation, security, and labour challenges. Accurately estimating the combined effect of all these factors is difficult.

As the Company advances the Media Luna Project towards completion and commercial production in early 2025, with some production and commissioning activities started in the fourth quarter of 2024, ongoing development is necessary to support a sustained production ramp-up. There can be no assurance that the expected outcomes in the Feasibility Study will be successfully achieved.

Furthermore, the Company has initiated an internal feasibility study for the EPO deposit. However, the Company cannot guarantee that its current exploration and development projects, including EPO, will result in future profitable commercial mining operations or replacement of current production at existing mining operations with new mineral reserves. It is also common for new mining operations to encounter unexpected problems during the start-up phase, requiring more capital and time than anticipated. Consequently, the actual operating results of the Media Luna mine may differ materially from those anticipated.

9. Reliability of Mineral Resource and Mineral Reserve Estimates

The Company’s Mineral Resources are categorized as Measured, Indicated, and Inferred Mineral Resources, while Mineral Reserves are classified as Proven and Probable Mineral Reserves. These estimates represent quantities that can be mined legally and economically, and processed to extract their mineral content under current and anticipated future conditions. However, estimating Mineral Resources and Mineral Reserves, involves numerous uncertainties, many of which are beyond the Company’s control. These uncertainties include the quantity and quality of available data from limited drilling and sampling, assumptions made, and judgments used in engineering and geological interpretation, such as structure, grade distributions, and trends. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them to be categorized as Mineral Reserves. Therefore, there is no assurance that Inferred Mineral Resources will be upgraded to Indicated or Measured Mineral Resources with sufficient geological and grade continuity to constitute Proven and Probable Mineral Reserves.

Additionally, without actual mining and processing data, there can be no assurance that gold, copper, or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. There is no guarantee that the estimated amount of Mineral Reserves will be recovered or that such minerals will be recovered

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at the costs assumed by the Company. The ability to recover estimated Mineral Reserves and Resources can be affected by such factors as environmental permitting regulations, weather conditions, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. Successful extraction requires safe and efficient mining and processing.

Market price fluctuations of gold, copper, and silver, increased production and capital costs, reduced recovery rates, changes in the mine plan or design, or other technical, economic, and regulatory factors may render the Company’s Proven and Probable Mineral Reserves unprofitable to develop or continue to exploit at the Morelos Complex for periods of time, or may render Mineral Reserves containing lower grade mineralization uneconomic. As the Company gains more knowledge and understanding of an ore body through on-going exploration and mining activity, Mineral Resource and Reserve estimates may change significantly, either positively or negatively. Any material reductions in Mineral Resource or Mineral Reserve estimates, or of the Company’s ability to extract the Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

10. Media Luna Project Execution

The schedule constraints and significant capital expenditures required to develop Media Luna are considerable. Changes in costs, market conditions, unplanned events, or construction schedules can affect project economics. The timely and budgeted completion of construction of the Media Luna Project, along with the successful commissioning and ramp up of the Media Luna Mine and new surface infrastructure, are critical success factors in 2025.

The construction of the Media Luna Project involves multiple partners engaged in all stages of construction, from planning, detailed engineering, and procurement, to coordinating and managing all contractors and vendors, and overseeing the timeline and financial budget of the project. In this context, market conditions, labour availability and productivity, availability of equipment and materials, inadequate change management, quality control and assurance, quality of engineering, and timeliness of delivery from engineering, supply chain, and construction, as well as unanticipated adverse geotechnical conditions, are common risks to be managed, to the extent they are within the Company’s control.

The completion of the Guajes Tunnel development eliminated a key risk in project development. This key milestone has removed the geographic boundary between the Media Luna Project and the existing ELG operation, creating the Morelos Complex.

Some commissioning activities for the Media Luna Project have already started, with commercial production expected in Q2 2025. However, future delays in the construction and commissioning of the Media Luna Project or other technical difficulties could impact the timing of commercial production and may result in further capital and may have a material adverse effect on the Company’s business, results of operations and financial condition. The project is expected to be finalized in 2025, and the Company will continue to monitor and manage any risks associated with its completion.

As the Company continues to advance the Media Luna Project towards commercial production in early 2025, there can be no assurance that the expected outcomes in the Feasibility Study will be successfully achieved, including the expectation that the Media Luna Mine can be operated in an economically viable manner.

11. Contractor Performance

As is common industry practice, certain aspects of operations and projects, such as mining, drilling, blasting, and security, are conducted by outside contractors. The Company faces several risks associated with the use of such contractors, including:

•	Reduced control over contractor-managed operations;

•	Contractor failure to meet contractual timelines terms;

•	Non-compliance with legal and regulatory requirements;

•	Inability to replace contractors if service agreements are terminated early;

•	Operational interruptions due to contractor disputes, liquidity issues, insolvency, or unforeseen events (including force majeure);

•	Contractor workforce management issues, leading to labour unrest, strikes, or tax issues; and

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•	Inadequate contractor cybersecurity and data management, exposing the Company to external attacks.

Contractor breaches or negligence may result in financial liability or penalties for the Company, impacting the performance of the Company’s projects.

12. Water Management

Water is a critical input to mining operations and projects, and the increasing focus on water scarcity requires the Company to consider current and future conditions to ensure responsible management of water resources. Water is essential to the Company’s mining and processing activities, and the Morelos Complex is located near the Balsas River, which is a major waterway. The Company recognizes that water is a key shared resource requiring effective stewardship and collaboration with a broad range of stakeholders. Poor water management could lead to business interruptions, conflicts with local community, and intervention by environmental regulators, compromising the Company’s social license to operate.

According to the World Resource Institute’s Aqueduct Water Risk Atlas, the Morelos Complex is in an area of “low” overall water stress. However, seasonal dry periods can challenge access to reliable water sources for both for the Company and communities, and intense rainfall during the wet season can create challenges for managing water in the Company’s process water ponds.

The Company maintains an Operational Water Management Plan, including a site-wide water balance, to support effective water management. A comprehensive surface and groundwater monitoring program ensures ongoing compliance with water regulations.

Despite robust control measures to prevent water shortages and contamination, there is no assurance that water contamination or related disturbances affecting local water bodies and residents will not occur. Leaks or discharges from containment systems may result in liability for cleanup work that may not be insured. Serious incidents could also lead to the loss of the Company’s operating permit or social license to operate.

13. Operation of the Processing Plant

The Company’s operations are dependent on the availability and reliability of the processing plant. A significant failure of the processing plant at the Morelos Complex would materially impair operations, potentially resulting in a partial or total suspension until corrected. Although the Company has systems and procedures to inspect and monitor the operation of critical equipment of the process, maintain the integrity of the building, and implement effective predictive and preventative maintenance programs, inventory critical spares and consumables, and establish clear procedures for the use and handling of chemicals, several uncontrollable risks remain. These include seismic events, fires, or explosions resulting from the incorrect use of chemicals, which could cause structural damage and extended plant shutdowns. There can be no assurance that these measures will successfully prevent a significant failure of the processing plant or minimize downtime if such an event occurs.

14. Dependence on Key Executives and Employees

The Company relies significantly on the work of key executives and senior leaders. The success of its operations, projects, and exploration activities depends substantially on a small number of highly skilled and experienced executives, management, key employees, and contractors.

Shareholders rely on the good faith, experience, and judgment of the Company’s management and advisors to manage the business effectively. This includes the technical skills and experience of personnel responsible for optimizing the Morelos Complex, construction and commissioning of the Media Luna Project, execution of planned exploration activities, and implementation of technologies and processes.

Despite mitigation strategies like a talent retention plan and succession planning process, failing to attract and retain key executives and skilled employees may adversely affect the Company’s business and operations. There is no assurance that the Company will continue to compete successfully in attracting and retaining the necessary talent. Replacing key individuals may be challenging and take longer than anticipated.

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15. Capital and Operational Cost Estimates

The Company’s annual review of the life of mine plans, budget and forecasts for operating and capital expenditures is based on several estimates and assumptions, including:

•	Anticipated ore tonnage, grades, and metallurgical characteristics;

•	Recovery rates of gold, copper and silver;

•	Cash operating costs;

•	Sustaining and non-sustaining capital expenditures;

•	Sequential development of ore bodies; and

•	Gold, copper, and silver price.

As the Company starts production at Media Luna and optimizes the Morelos Complex on an integrated basis, some of these estimates and assumptions may require updating, leading to higher actual costs than projected. Significant deviation from the Feasibility Study, life of mine plan, budget, or forecasts could result in insufficient cash flows, cash reserves, or available credit on its Debt Facility to undertake key strategic business priorities. The Company may need to manage cash outflows by adjusting payment terms with vendors, halting capital expenditures, and monitoring working capital, which may require agreements with external parties.

Development decisions for additional areas within the Morelos Property or other projects are based on technical studies that rely on estimates and assumptions, which could be inaccurate. Actual capital expenditures, operating costs, production, and economic returns may differ significantly from current estimates. Costs may vary due to short-term operating factors, mine plan revisions, mining risks, natural phenomena (e.g. weather, water availability, floods, and earthquakes), and labour issues. Operational costs can also be influenced by waste-to-ore ratios, ore grade metallurgy, labour costs, commodity prices, inflation, currency exchange rates, financing availability, regulatory changes, and delays in permits or social issues. Many of these factors are beyond the Company’s control. Failure to meet estimates or significant cost increases could have a material adverse effect on the Company’s cash flows, business, operations, and financial condition.

16. Fluctuations in Gold, Copper and other Metal Prices

The Company’s earnings are directly related to commodity prices, as revenues are derived from the sale of gold, copper, and silver. With the start of the Media Luna plant operations in early 2025, the Company anticipates a substantial increase in revenue from copper mined from Media Luna.

Gold, copper, and other minerals prices fluctuate daily and are influenced by numerous factors beyond the Company’s control, including but not limited to:

•	Sale or purchases by central banks and financial institutions;

•	Interest rates, exchange rates, and inflation or deflation;

•	Fluctuation in the value of the U.S. dollar and other currencies;

•	Political and economic conditions;

•	Production costs of major mineral-producing countries;

•	Global and regional supply and demand dynamics, including the cost of substitutes, inventory levels, carrying charges, and competition from cryptocurrencies and other digital investments;

•	Geopolitical issues. which can significantly impact gold prices.

Additional factors affecting the copper prices include, but are not limited to:

•	Trends in industrial production and conditions in the housing and automotive industries;

•	The rate of electrification and the growth of electric vehicles production;

•	Economic growth and political conditions in China, the largest consumer of refined copper in the world, and other major developing economies.

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The combined effect of these factors is unpredictable. Future declines in gold, copper, and other minerals prices could make commercial production from the Morelos Complex and the Media Luna Project financially unviable. Declining prices can also impact operations by necessitating a reassessment of project feasibility, potentially leading to reduced production, delays, or cancellations. Insufficient cash flow from mining operations could force the Company to discontinue development or production and possibly sell some of its properties.

The success of the Morelos Complex and the development of Media Luna and other projects depend significantly on future gold and copper prices. Fluctuations in these prices can impact on the Company’s ability to finance the further developments.

17. Land Title

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable surface lands. Title holders of mining concessions must obtain agreements from surface landowners for access and compensation for mining activities on the lands.

The Company has secured the right to mine within the boundaries of its mining concessions; however, the legal title and possession of the land is held by various ejidos (communal ownership of land recognized by Mexican federal laws) and private parties. Temporary occupation agreements with these parties allow mining, exploration, and development activities at the Morelos Complex and development and exploration activities on the Morelos Property. Despite efforts to ensure the Company enters into a temporary occupation agreement with the owner of the surface rights, if a dispute arises over who was entitled to receive compensation from the Company for the surface rights, there could be legal actions against the Company.

Non-compliance with these agreements could result in rescission or requests for specific performance. Failure to reach new agreements or disputes over existing agreements may cause blockades, operational suspensions, project delays, and legal actions. Government authorities may be hesitant to enforce agreements against the ejidos and private parties, making it crucial for the Company to maintain cordial community relations. Inability to secure surface access or purchase required surface rights could have a material adverse effect the timing, cost or overall ability of the Company to develop mineral deposits it may locate.

Despite efforts to acquire satisfactory title, the Company’s properties may be subject to unregistered liens, disputes, agreements, transfers or claims. Undetected title defects could materially impact the Company’s operations, financial condition and results. The Company can provide no assurance that there are no title defects affecting its properties.

Additionally, the Mexican government must respect the rights of indigenous peoples regarding the grant and management of surface rights and the grant of mineral rights where such grant may cause significant impacts in their life and environment. While the Company is unaware of any indigenous peoples’ having rights in the lands covering the Company’s mining concessions, unforeseen claims could affect operations and projects and exploration activities.

18. Legislative Changes

The Company’s activities are subject to various laws governing prospecting, development, production, taxes, labour standards, and occupational health, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims and concessions, environmental legislation, mine safety, toxic substances, land use, water use, land claims of local people and indigenous peoples, ownership of assets, and other matters.

In May 2023, the Mexican government led by then President Andrés Manuel López Obrador, approved changes to the Mining Law and related laws, including the National Water, Environmental Protection, and Waste Laws regarding mining and water concessions (collectively the “Mining Law Reforms”). The Mining Law Reforms, among other matters, modify the process for granting mining concessions and the terms upon which they can be granted or renewed, including a reduction in the number of years that concessions can be held, and introduced new technical, environmental and social requirements associated with the granting and renewal of these concessions, including specific provisions relating to indigenous consultation, community investment, water consumption and waste management. While the associated regulations have not yet been enacted, which has led to uncertainty in their interpretation and implementation, the

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Company continues to work cooperatively with the Mexican government towards the constructive advancement of the Mining Law Reforms.

A great number of legal cases disputing the constitutionality of these reforms (amparos) have been filed by mining companies, including an amparo lawsuit by the Company. In addition, the minority members of the Chamber of Deputies (one of the two Chambers of the Mexican Congress) filed an unconstitutionality action (the “Unconstitutionality Action”) against the Mining Law Reforms.

While it is expected that the Company’s existing mining concessions and other permits will not be materially impacted by the Mining Law Reforms, it is not yet possible to fully analyze the reforms and assess all potential business impacts given the absence of the pending regulations. Until a full analysis of the legislation and the pending regulations is complete or the outcome of the Unconstitutionality Action or the Company’s amparo lawsuit is known, there can be no assurance that the Mining Law Reforms will not have a material impact on the Company’s operations and plans.

In addition, on February 5, 2024, the then President of Mexico introduced in Congress a proposal to carry out several amendments to the Constitution of Mexico, including amendments impacting the grant of mining concessions and other legal instruments for open pit mines. In December of 2024 the new President of Mexico announced that the proposal regarding open pit mines would be reviewed. If these amendments are adopted into the Constitution, they may impact our ability to obtain future permits and concessions which could have a material adverse effect on future projects.

Any future legislative changes may limit or disrupt the Company’s operations, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. In the event of a dispute arising from such activities, the Company may be subject to the exclusive jurisdictions of courts outside Canada or may not be successful in subjecting persons to the jurisdiction of the courts in Canada, which could adversely affect the outcome of a dispute.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production, or development. Amendments to current laws and regulations governing operations and activities of mineral exploration, mining and processing or more stringent implementation thereof could have a material adverse effect on the Company. The effect of these factors cannot be accurately predicted, however, should they materialize, could create a situation adverse to the Company or which could undermine the ability of mining companies to operate successfully in Mexico.

Moreover, the officers and directors of the Company must rely on the Company’s Mexican legal counsel and local consultants to keep abreast of material legal, regulatory, and governmental developments. The Company also relies on management and the Board members with experience in Mexico to enhance its understanding of the local business culture and practices. Additionally, the Company depends on local experts and professionals for advice on legal, banking, financing, and tax matters. Any developments or changes in these areas are beyond the Company’s control and may adversely affect its business.

Legislative changes in recent years include amendments to the 2014 Mexican Federal Revenue Law, which gave the Ministry of Economy the authority to allocate the Fund for the Development of Mining Production Zones (Mining Fund). In 2019, reforms to the law resulted in 85% of the funds being reallocated to the Public Education Secretariat for educational and health services improvements, and social, environmental, and urban development projects. In 2025, reforms to the law resulted in the reduction in the percentage to be contributed to the Public Education Secretariat to 69%. Although the Company has contributed to the Mining Fund since 2016 and funds local priorities through CODECOPs and other agreements, the reallocation of the Mining Fund to other purposes may negatively impact local communities and, consequently, the Company.

The Company’s operations and investments could also be negatively affected by changes in Canadian laws and regulations relating to foreign trade, investment, and taxation. The Company currently does not have political risk insurance.

19. Security of Gold and Copper Concentrate Production

The ELG Mine Complex is located in the State of Guerrero, Mexico, a region known for frequent violent incidents driven by organized crime. Criminal activities in the area pose significant risks, including the potential theft of the Company’s

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doré or other metal bearing material, such as copper concentrate. Additionally, there is a risk of theft by employees or contractors. To mitigate these risks, the Company has implemented several measures and procedures, including:

•

Employment of dedicated security personnel and engagement of private security and the auxiliary security service operated by the state to prevent unauthorized access to the site and secure areas within the site;

•	Established processes and engineered barriers to restrict access to gold processing and storage facilities;

•	Installation of comprehensive surveillance systems to monitor activities within the site and surrounding areas;

•	Conducting regular audits of the security systems to ensure their effectiveness.

Despite these efforts, due to the unpredictable nature of criminal activities and employee behaviour, there is no assurance that these measures will fully mitigate the risk of theft.

With the start of the plant operations processing the mine production from Media Luna in 2025, the Company will produce a substantial amount of copper. The transportation of copper concentrate from the Morelos Complex to the port by truck introduces additional security risks. These include potential hijacking or theft during transit. To address these risks, several mitigation controls have been designed, including:

•	Utilization of secure transport protocols, including GPS tracking of trucks and real-time monitoring of transport routes;

•	Engagement of escort services to accompany shipments and deter potential criminal activities;

•	Comprehensive training for drivers on security procedures and emergency response protocols; and

•	Close coordination with local law enforcement agencies to ensure rapid response in case of any security incidents.

While these measures are designed to enhance the security of copper concentrate during transportation, the inherent risks associated with transit in high-risk areas cannot be entirely eliminated.

20. Permits and Licenses

The Company is required to obtain and maintain in good standing various permits and approvals from various levels of government authorities in connection with its operations, exploration and development projects. Necessary permits and approvals include, but are not limited to, surface rights access and use, environmental impact authorization, forestry land use change authorization, concession for the occupation of national assets, discharge permits, hazardous waste registers, land use license and use of explosives.

While the Company has all of the permits it requires for its current operations and to complete the Media Luna Project, with ongoing exploration activities and development on the Morelos Property more broadly, additional permits will be required in the future for development, construction, and operation, as well as land access agreements. Any unexpected delays or costs or failure to obtain such permits or licenses could delay or prevent the construction of future projects and other development activities at the Morelos Property, which could have a material adverse effect on the Company’s operations, profitability, and financial results.

Failure to obtain required approvals or comply with applicable laws, regulations and permitting requirements could result in enforcement actions, including operational shutdowns, corrective measures, and additional capital expenditures.

21. Growth

The Company’s ability to sustain or increase production depends on acquiring or discovering new ore bodies and expanding existing mining operations. Beyond maximizing the potential of the Morelos Property, the Company may acquire producing operations, development projects, exploration properties, companies with exploration permits, and mineral assets to diversify and add value for shareholders. Such acquisitions could significantly alter the Company’s scale and expose it to new or increased geographic, political, operational, financial, and geological risks.

Acquisition risks include:

•	Accurate assessment of value, assets, liabilities, geological potential, and profitability of targets;

•	Achieving anticipated synergies;

•	Unanticipated costs and charges;

•	Management distraction from existing operations;

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•	Potential loss of key employees; and

•	Decline in value of acquired assets.

Any one or more of these factors could prevent the Company from realizing anticipated benefits and could have a material adverse effect on its growth and financial condition. There is no assurance that future acquisitions will be profitable, that acquired properties will be promising and eventually benefit the business, or that the integration will be successful. The Company may need to use cash, incur debt, issue shares, or a combination of these to finance acquisitions, potentially limiting its ability to raise additional capital, meet financial covenants under any debt facility, operate, develop properties, or make further acquisitions, and could dilute and decrease the trading price of its Common Shares.

22. Competition

The international mining industry is highly competitive. The Company faces strong competition from other mining companies in:

•	Acquiring mineral-rich properties in politically safe jurisdictions that produce or can economically produce precious metals and other minerals;

•	Securing technical expertise to find, develop, and produce on such properties;

•	Recruiting skilled labour and obtaining equipment to operate these properties productively; and

•	Accessing capital to finance property development.

Recent industry consolidation through acquisitions, mergers, partnerships, and other strategic relationships has increased competition. This consolidation may also make the Company a potential acquisition target. The Company competes with mining companies that often have greater financial resources and larger technical teams for mineral claims, leases, and other mineral interests, as well as for the recruiting and retaining qualified employees. This competition may hinder the Company’s ability to acquire properties, assets, or infrastructure, adversely affecting future cash flows, earnings, operations, and financial condition. Additionally, even if the Company acquires such interests, the resulting business arrangements may not prove beneficial.

23. Single Property Status

Currently, the Morelos Property, which hosts the Morelos Complex, comprising the ELG Mine Complex, the Media Luna Project, the EPO Project, a processing plant, and related infrastructure, is the only material mineral property in which the Company has an interest. The Company is optimizing production from the ELG Underground mine by identifying additional resources and bringing expanded reserves into production. The ELG Mine Complex is also funding the development of the Media Luna Project, which is approaching completion with commercial production expected in Q2 2025. Any adverse developments affecting the Morelos Complex, including the ELG Underground mine and the successful completion of the Media Luna Project, could have a materially adverse effect on the Company’s production, profitability, and financial condition.

While the Company aims to develop and acquire additional mineral properties consistent with its business objectives, there is no assurance that suitable properties will be identified, that the Company will have the financial resources to acquire and develop them, or that such properties will be available on acceptable terms.

24. Nature of Mining Operations

The Company’s operations are subject to inherent hazards and risks typically encountered in the exploration, development and production of precious metals and other minerals. These risks include without limitation:

•	Unusual and unexpected geologic formations;

•	Seismic activity and rock bursts;

•	Failure of pit walls, filtered tailings storage facility, and in-pit storage facility at the West Guajes Pit (“GTSF”) that will be commissioned in 2025;

•	Failure of buttress walls or rock dumps;

•	Flooding, fire, and discharge of pollutants or hazardous chemicals; and

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•	Industrial hazards, including critical failure of the Guajes Tunnel and RopeCon conveying systems, and structural or circuit failure in the processing plant.

Such conditions can result in damage to or destruction of mines and facilities, property damage, injury or loss of life, environmental damage, delays in mining and production, monetary losses, legal liability, loss of reputation, and loss of social license to operate. Additionally, due to topography limitations, the waste rock storage facility design does not include conventional progressive lifts or associated catch berms. The location of the waste dump uphill from the main access road means a large-scale collapse could impact the use of the waste dumps and overall operational capacity.

25. Human Rights

The Company acknowledges that, like all mining companies, it has the potential to adversely impact human rights if proper controls are not in place. With a commitment to understanding and mitigating these potential impacts, the Company undertook a comprehensive human rights impact and due diligence assessment in 2022. This assessment, conducted by external human rights experts, included evaluations against the United Nations Guiding Principles on Business and Human Rights and the Voluntary Principles on Security and Human Rights.

Following the assessments, the Company implemented several key recommendations. These included regular human rights training for Security personnel and the inclusion of human rights provisions in security contracts, including background checks. Additionally, the Company introduced a new Supplier Code of Conduct in late 2024 to clearly establish the minimum standards of conduct expected from our suppliers with respect to various topics including human rights.

Despite these efforts, the Company recognizes that it may not be able to identify and assess all potential human rights impacts. Any potential human right abuses, whether internal or through third-party relationships, such as corruption, unequal treatment of ethnic minorities, gender discrimination, use of forced labour and/or child labour, land use rights, and other human rights breaches, could significantly harm the Company’s reputation and pose legal and financial risks.

26. Environmental Regulatory Landscape

All phases of the Company’s operations are subject to environmental regulation under Mexican law. Environmental legislation worldwide is evolving to require stricter standards, increased fines for non-compliance, more stringent environmental assessments, and greater responsibility for companies and their officers, directors, and employees. Key areas of focus include air and water quality standards, land restoration and reclamation, and limitations on the generation, transportation, storage, and disposal of solid and hazardous waste.

In April 2023, the Mexican government approved reforms to the Mining Law, modifying the process for granting mining concessions and introducing new technical, environmental, and social requirements, including provisions on water consumption and waste management. These reforms are not anticipated to be retroactive, therefore, the Company’s existing mining concessions and permits are not expected to be materially impacted. However, the rapid enactment of these substantial reforms and the lack of associated regulations for interpretation and clarification mean the full impact is still uncertain. Until a complete analysis of the legislation and the pending regulations is possible, or the outcome of the related legal actions are known (see Political and Country Risk), there can be no assurance that the Mining Law Reforms will not materially impact on the Company’s operations and plans.

In 2024, structural changes to regulatory bodies were introduced following the June elections. In an effort to reduce government spending, the new government has consolidated several independent regulatory agencies into various departments, including the transfer of responsibilities of PROFEPA (the Federal Environmental Protection Agency), and INECC (the National Institute of Ecology and Climate Change) to SEMARNAT (the Federal Secretariat of Environment and Natural Resources). Significant budget cuts to these agencies could potentially slow down permitting timelines and complicate compliance efforts.

The Company maintains an Environmental Quality and Monitoring Program, comprising 16 management plans covering various environmental aspects. Annual reports are submitted to SEMARNAT and PROFEPA, focusing on compliance with the Company’s primary environmental authorizations. The Company’s environmental performance is also audited

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annually by an independent auditor approved by SEMARNAT. In 2024, the Company obtained full certification under the International Cyanide Management Code, a recognized global standard for the safe management of cyanide.

Despite these efforts, there is no assurance that the Company will maintain compliance with environmental regulations or that future changes in regulation will not adversely affect its business, condition, or operations. Unknown environmental hazards may exist on properties held by the Company, caused by previous or existing owners or operators. If more restrictive environmental legislation is adopted in Mexico and/or the State of Guerrero, it could have a material adverse effect on the Company’s results of operations, financial position and social license to operate.

27. Compliance with Anti-Corruption Laws and ESTMA

The Company’s operations are governed by, and involve interactions with various levels of government levels, requiring compliance with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act. These laws prohibit the Company, its employees and intermediaries from bribing or making other prohibited payments to foreign officials or others to obtain or retain business or gain some other business advantage.

The Morelos Complex is located in Mexico, which is perceived as having higher levels of corruption compared to Canada. The Company cannot predict future regulatory requirements or how existing laws might be administered or interpreted. Operating in additional foreign jurisdictions in the future may subject the Company to additional anti-corruption and anti-bribery laws.

There has been an increase in enforcement and penalties under such laws, leading to greater scrutiny and punishment of companies violating anti-corruption and anti-bribery laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, the Company and its senior management may be subject to civil and/or criminal penalties, sanctions, legal expenses, and reputational damage, resulting in a material adverse effect on the Company’s business, financial condition, and operations.

Increased disclosure regulations, such as the Extractive Sector Transparency Measures Act (“ESTMA”), require public disclosure of payments to foreign and domestic governments, including taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting, or structuring payments to avoid reporting may result in fines of up to C$250,000. Violation of ESTMA could lead to significant penalties, fines, and sanctions, materially affecting the Company’s reputation.

In addition to corruption through misuse of public, government, or regulatory powers, corruption can occur in the award of business, procurement functions (e.g., illicit rebates, kickbacks), and inventory and product sales functions (e.g., inventory shrinkage, skimming). Employees and external parties (e.g., suppliers, distributors, contractors) may commit procurement fraud, theft, embezzlement, and other wrongs against the Company.

28. Tailings Management

The Company recognizes that tailings management is a critical environmental issue for mining companies globally, especially given the prevalence of adverse tailings events that have occurred in the industry over the past decade.

At the ELG Mine Complex, the Company designed and constructed a world-class filtered tailings storage facility (“FTSF”) to mitigate risks associated with conventional tailings management. Tailings from the ELG Mines are filtered to reduce moisture content to 17%, conserving water and eliminating the need for tailing embankments, thus reducing the risk of dam failure, which is a critical consideration given that the Company operates in a seismic area. The tailings are conveyed and stacked within the FTSF, with a rock buttress on the downstream side adding stability and safety.

The Company has dedicated internal technical teams for monitoring the tailings facility. Site personnel conduct daily inspections, and the Engineer of Record performs monthly inspections, including dedicated wet and dry season inspections. An independent third-party consultant also inspects the facility annually. Despite these measures, there is no assurance that they will prevent a failure of the buttress walls, which could result in an environmental spill beyond the boundary limits of the ELG Mining Complex.

Tailings will continue to be deposited in the FTSF through early 2025, until the Media Luna operations commence, at which time the depleted Guajes Pit will be operated as a new tailings storage facility (“GTSF”). This conversion introduces

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additional risks associated with the environmental management of the new tailings facility. With the new in-pit tailings option, the use of the FTSF will be discontinued.

In 2022, the Company’s Board of Directors approved the adoption of the Global Industry Standard on Tailings Management to adhere to global best standards for the management, operations and associated governance over both the FTSF and the GTSF, with full compliance expected in the coming years.

Despite robust controls, failures in tailings management systems could occur due to operational or external factors, such as extreme weather or seismic events. Such failures could lead to suspension of mining operations, significant expenses, asset write offs, and provisions for remediation, impacting the balance sheet and income statement. The Company may also face liabilities for environmental damage, fines, penalties, and claims related to hazardous substance exposure.

Liabilities from non-compliance, damage, regulatory orders, or similar issues could have a material adverse effect on the Company’s business, results of operations, and financial condition. Insurance policies may not cover the Company’s losses, fines, penalties, or other regulatory actions.

29. Use of Reagents

Production at the Morelos Complex involves the use of cyanide and other reagents, including certain chemicals designated as hazardous substances in gold, silver and copper production. These substances could cause environmental toxicity if released or not properly managed. Contamination from hazardous substances, either at the Company’s property or during transportation, may subject the Company to liability for investigation or remediation of the contamination, as well as for claims seeking to recover costs for related property damage, personal injury, or damage to natural resources.

In 2021, the Company became a signatory to the International Cyanide Management Code (“ICMC”), a voluntary initiative conceived under the guidance of the UN Environmental Program, which sets forth best practices and a certification framework ensuring the safe handling, transportation, and disposal of cyanide. Following the successful full compliance audit for the ICMC, which took place at our ELG operations by a registered ICMC auditor, the ICMI granted Torex full ICMC certification in October 2024.

Despite these measures and other reasonable precautions taken at the Morelos Complex for the transport, handling, and use of cyanide and other reagents to prevent contamination of groundwater and the surrounding environment, there remains a risk. Should cyanide, other reagents, or contact water be improperly managed, leak, or otherwise be discharged from the containment system into the groundwater and environment, the Company may become subject to liability for hazards and clean-up work that may not be covered by insurance. Consequently, the measures taken to prevent and mitigate potential environmental harm caused by the Company’s use of cyanide and other hazardous materials, including corrective actions to address the detection of cyanide and other metals in the groundwater near the mine, and any additional measures required to address effluent compliance, fines, and costs, may have a material adverse effect on the Company’s financial condition and results of operations.

30. Infrastructure

Mining, processing, development and exploration activities depend, to varying degrees, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply, and the availability of skilled labour and other infrastructure are important determinants that affect the capital and operating costs of at the Morelos Complex, both for the ELG Mine and the Media Luna Project. Although the operations and projects on the Morelos Property are situated within proximity to existing paved highways, with alternative transportation routes from the main highway to the mine sites, with access to local and regional power supply, and located near established centres of supply for materials and labour, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered. Additionally, unusual or extreme weather phenomena, sabotage, conflicts, blockades, protests, governmental or other interference in the maintenance or provision of infrastructure could also have a material adverse effect on the operations.

A critical component of the infrastructure is the Guajes Tunnel, which connects the ELG Mine to the Media Luna Project and runs under the river, essential for transporting ore to the mill, supplies and people. Any disruption or failure in this tunnel or conveyor system could significantly impact production and operational efficiency.

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Furthermore, some structures and infrastructure at the ELG Mine Complex may be aging and in need of replacement. Aging infrastructure can lead to increased maintenance costs, unexpected failures, and operational disruptions, which could have a material adverse effect on the Company’s operations.

The Company’s inability to obtain, build or maintain adequate and continuous access to infrastructure, critical commodities, power, and water, at a reasonable cost, could have a material adverse effect on the business, including results of operations, financial condition, and the trading price of the Common Share.

31. Climate Change

The Company recognizes that climate change is a global challenge that will affect its business in various ways. The Company’s mining and processing operations are energy-intensive, with a high reliance on the electricity grid in Mexico, which includes fossil fuel-based electricity. Global climate change continues to attract considerable public, scientific, and regulatory attention. Governments worldwide are introducing legislation and treaties at international, national, state/provincial, and local levels in response to the potential impacts of climate change.

Recognizing the need for urgent action to reduce GHG emissions and the growing integration of climate change into the decision-making process of governments, investors, and other stakeholders, the Company publicly released an inaugural Climate Change Report in 2022, aligned with the recommendations of the Task Force on Climate-Related Financial Disclosure. The Climate Change Report includes GHG emissions reduction targets in support of its overall commitment to achieve net zero GHG emissions by 2050. These targets include a 10% reduction in absolute emissions (Scope 1 and 2 GHG emissions) by 2030 compared to actual 2021 baseline, and a 25% reduction in business-as-usual emissions (reduction of Scope 1 and 2 GHG emissions in 2030 forecasted if no action is taken on intervention measures to reduce carbon emissions at the Media Luna Project). The targets are supported by a clear and credible pathway, which includes a set of planned, approved, and funded measures to 2030, including the construction of a new solar plant facility at the Morelos Complex and the introduction of battery electric vehicles at Media Luna.

Considering the high political uncertainty about future climate and energy policy, the costs to comply with current and future regulations are difficult to predict. Government requirements and regulations may be amended, become more stringent, or have other effects on the Company, such as incremental increases in fuel prices, accelerating the adoption of lower-carbon technologies, and electrification. Difficulties in integrating new technologies with existing systems, such as electric mining equipment, or the cost and unproven nature of new technology, could have a material adverse effect on the Company’s financial performance and operational results.

In addition, the physical risks of climate change may adversely affect the Company’s operations. These risks include extreme weather events such as storms and/or hurricanes, increased rainfall, forest fires or prolonged drought, which could disrupt operations. Climate change effects could negatively impact the Company’s operations, development, and exploration activities, including without limitation stresses on the water management system, limiting drilling programs, causing prolonged disruption to essential commodities deliveries, and impacts to infrastructure at Morelos. Moreover, long-term climate change events could adversely affect the workforce and local communities, increasing risks of food insecurity, water scarcity, civil unrest, and disease prevalence.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective, including without limitation achieving its GHG emission reduction targets, and that the physical risks of climate change will not adversely affect the Company’s operations and profitability.

32. ESG Practices and Reporting

The Company is committed to maintaining high standards of environmental, social, and governance (“ESG”) practices. However, there are inherent risks associated with ESG practices and reporting that could impact the Company’s operations and reputation.

•

Regulatory compliance: The Company must comply with various ESG-related regulations and standards, which are continually evolving. Non-compliance can result in legal penalties, fines, and operational shutdowns.

•

Reporting obligations: Regulations related to climate-related disclosures have been significantly enhanced and standardized, particularly with the recent rules adopted by the U.S. Securities and Exchange Commission (SEC).

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These include detailed reporting on GHG emissions, climate-related risks, and mitigation strategies. The aim of these regulations is to provide investors with consistent, comparable, and decision-useful information. Although the Company is listed in Canada, it could still be impacted by future global climate change disclosure requirements. The Canadian Securities Administrators are developing similar requirements influenced by SEC standards, which will likely require comparable disclosures to ensure consistency for investors.

•

Stakeholder expectations: ESG factors, including climate change and other matters relating to sustainable operations and governance, are increasingly becoming a significant factor in investment decisions. The Company has developed a workplan to support the implementation of global ESG standards adopted by the Company, including the World Gold Council’s RGMPs, GISTM, the Voluntary Principles on Security and Human Rights and the ICMC.

•

Physical and transition risks: Climate change poses both physical risks (e.g., extreme weather events) and transition risks (e.g., changes in market dynamics and regulatory requirements). These risks can affect the Company’s operations, financial performance, and strategic planning.

•

Data accuracy and transparency: Accurate and transparent ESG reporting is critical for maintaining stakeholder trust. In 2024, the Canadian government introduced new ‘greenwashing’ legislation (Bill C-59), which introduced anti-greenwashing provisions that aim to enhance the accountability of businesses making environmental and social claims. Criminal or civil action could be brought to organizations that disclose misleading information.

•

Financing and capital Access: The Company’s ability to obtain future financing or access capital may be impacted by the programs and commitments in respect of, and reporting on, ESG matters and/or the evaluation of these practices by third-party rating agencies on ESG matters. However, due to the lack of uniformity and consistency in the ESG reporting standards and frameworks, there are no assurances that the Company’s efforts will be sufficient or meet all or any of the standards and frameworks set by various ESG analysts, institutional or other investors, or that they will be accurately reported on.

With these factors in mind, there remains a risk that ESG-related challenges could have a material adverse effect on the Company’s business, including results of operations, financial condition, and the trading price of the Common Shares.

33. Reputational Risk

The increased usage, speed, and global reach of social media and other web-based tools have heightened the risk of companies losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can result from the actual or perceived occurrence of various events, including allegations of fraud or improper conduct, environmental non-compliance or damage, failure to meet the Company’s objectives or guidance, and measures implemented to handle illegal blockades or negative interactions with community groups. Any of these events could lead to negative publicity for the Company, including on social media and web-based media platforms, regardless of the truth of the underlying event. The Company places great emphasis on protecting its image and reputation, but it does not have ultimate control over how its actions and image are perceived by others. Loss of reputation may lead to increased challenges associated with its social license to operate and developing and maintaining community and government relations, as well as decreased investor confidence, and challenges in accessing equity or debt financing.

34. Shareholder Activism

In recent years, publicly traded companies in the mining industry have increasingly faced demands from non-governmental organizations (“NGOs”) and activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social specific corporate actions, or reorganizations. Public concern is growing regarding the perceived effects of mining and processing activities on the environment and communities impacted by such activities.

There can be no assurances that NGOs and activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain specific corporate actions. Responding to challenges from NGOs and activist shareholders, such as proxy contests and media campaigns, could be costly and time consuming, potentially adversely affecting the Company’s reputation and diverting the attention and resources of the Company’s management and Board. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and impede the Company’s overall ability to advance its projects, obtain permits and licenses, and continue its operations. This could adversely affect the business, future operations, profitability, and the ability to attract and retain qualified personnel.

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35. Trading Price and Market Volatility

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”). The trading price of the Common Shares has been and may continue to be subject to fluctuations that may not necessarily be related to the financial condition, operating performance, underlying asset values, or growth prospects of the Company, potentially resulting in losses for investors. The trading price of the Common Shares may be affected by short-term changes in the price of gold, copper, silver, and other metals, global political and economic conditions, the Company’s financial condition and results of operations, and the market’s perception of the Company’s value, whether or not reflective of the intrinsic value of the Company or its future prospects. Underlying risks associated with the Company’s business, such as jurisdictional, operational, and development stage project risk, can also impact the trading price. The trading price of the Common Shares may also be affected by factors and events such as the public’s reaction to press releases, public announcements, effects of proposed equity offerings, the arrival or departure of key personnel, alliances or joint venture arrangements, and general change in valuation of the broader precious metal and copper producer universe.

The Company’s share price may be negatively impacted by the investor’s perception of an appropriate strategy for the Company that may not necessarily align with the strategy adopted by management as being in the best interests of the Company. This includes the Company’s execution of its strategic plans or its inability to execute and achieve its announced strategy.

The Company currently has a concentration of earnings and cash flow generated from a single commodity, and the outlook for the gold price is uncertain. This reliance may hinder the Company’s ability to raise capital. However, starting in 2025, the completion of the Media Luna Project will enable the Company to produce a sizeable amount of copper and increased amount of silver. The greater revenue diversification is expected to partially mitigate the market volatility risk associated with gold by providing exposure to commodities with different market dynamics. Given the current volatility in gold, copper, and silver prices, and the market’s perception of the Company’s value, the Company cannot predict the impact on its market capitalization. Consequently, the market price of the Common Shares at any given time may not accurately reflect the Company’s long-term value.

36. No History of Dividends

The Company has not declared or paid dividends on its Common Shares since incorporation and does not currently have a policy regarding the payment of dividends. However, with the Media Luna Project approaching completion, the Company is assessing the possibility of paying dividends in the future. Any future dividend payments will depend on the Company’s financial condition and other factors deemed appropriate by the Board. At present, the Company anticipates reinvesting a significant portion of available funds to finance further growth of its business. Consequently, investors should not expect or anticipate receiving dividends on the Common Shares in the immediate future.

Additionally, the Debt Facility restricts the Company from making distributions to its shareholders to $50 million each year, and such distributions are subject to the requirements of the Fifth ARCA. For more details, see “General Development of the Business – Financing Agreements”.

37. Currency Exchange Rate Fluctuations

The Company operates in Canada and Mexico and has foreign currency exposure to non-U.S. dollar denominated transactions in U.S dollars. The Company incurs costs in different currencies: the capital, operating, tax, and royalty payment expenses are largely in Mexican peso and U.S. dollars, with the majority of corporate expenses in Canadian dollars, while the Debt Facility is denominated in U.S. dollars. A significant change in the currency exchange rates between the Mexican peso and the U.S. dollar could have a material adverse effect on the Company’s results of operations in the future periods.

As the Company has significant cash and cash equivalents, VAT (“Impuesto al Valor Agregado”), accounts receivable, accounts payable, accrued liabilities, income taxes payable, and forward currency contracts denominated in Mexican pesos and Canadian dollars, foreign exchange gains and losses occur when these currencies appreciate or depreciate relative to the U.S. dollar. Consequently, fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, and results of operations. In 2024, the exchange rates between the Canadian dollar, U.S. dollar, and Mexican peso experienced significant volatility due to national and global events, such as presidential elections

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in the U.S and Mexico, ongoing inflation concerns, economic policies and fiscal changes, as well as global trade disputes and geopolitical tensions. Looking ahead to 2025, the Canadian dollar and Mexican peso are expected to continue experiencing fluctuations against the U.S. dollar.

Although the Company has engaged in currency exchange hedging transactions intended to reduce the risk associated with fluctuations in currency exchange rates, there is no assurance that any such hedging transactions will be successful. Hedging may not adequately protect against the strengthening of the Mexican peso. Furthermore, while hedging may protect the Company from a strengthening Mexican peso, it may also prevent it from benefiting from a weakening Mexican peso.

38. Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future, including governments and their agencies, regulators, and members of the Company’s own workforce. These disputes may result in litigation or other proceedings. Additionally, to enforce its legal or contractual rights, litigation may be necessary, and the associated costs may be substantial. Potential causes of litigation include, but are not limited to, business activities, claims relating to the temporary occupation agreements, rights of indigenous peoples, employment and labour matters (including compensation and termination issues), environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations, and the presence of illegal blockades or labour disruptions at its mine sites.

The timing of the final resolutions to such matters is uncertain. The Company may incur substantial defense and settlement costs of legal claims, even for claims that are without merit. The results of litigation or any other proceedings cannot be predicted with certainty. Possible outcomes could include adverse judgements, orders or settlements, or require the Company to implement corrective measures. Any of these outcomes could require substantial payments and adversely affect the Company’s reputation.

Currently, the Company is not involved in any material litigation or disputes that it believes might result in litigation. However, if the Company is unable to resolve future legal disputes favorably, it could have a material adverse effect on its consolidated financial position, results of operations, or the development of the Morelos Property.

39. Enforcement of Legal Rights

The Company’s material subsidiary, MML, is organized under the laws of Mexico, and certain of the Company’s directors, management, and personnel are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors and management personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors and officers any judgments issued by the Canadian courts or Canadian securities regulatory authorities, based on the civil liability provisions of Canadian securities legislation or other laws of Canada.

Similarly, in the event a dispute arises in connection with the Company’s foreign operations, including the ELG Mine Complex or Media Luna Project, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

40. Indebtedness

The Company’s level of indebtedness and the restrictive covenants and other limitations imposed under the indebtedness, could adversely impact the Company’s business. This includes limiting its ability to obtain additional financing for future working capital, capital expenditures, acquisitions, or other general corporate requirements. It could also limit the Company’s ability to pursue additional opportunities and making it more vulnerable to general adverse economic and industry conditions.

On August 3, 2023, the Company (as borrower) amended the Debt Facility and executed the Fourth ARCA increasing the capacity of the Debt Facility to $300.0 million. This includes a $100.0 million Term Loan Facility and a $200.0 million Revolving Credit Facility for the development of the Media Luna Project and EPO, explorations plans and other existing and future projects of the Company.

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On July 25, 2024, the Company and its Mexican subsidiary amended the Debt Facility and executed the Fifth ARCA, maintaining the Debt Facility at $300.0 million, eliminating the Term Loan Facility, and increasing the Revolving Credit Facility. The Fifth ARCA also includes an accordion feature for an additional $150.0 million at the discretion of the Lenders.

The Debt Facility incorporates SLL targets, integrating ESG performance measures with incentive pricing terms related to achieving various SPTs in safety, climate change, and alignment with the World Gold Council’s RGMPs. These SPTs align with the Company’s sustainability targets described in the “2024 Objectives” section of the MD&A for the year ended December 31, 2024. The Fifth ARCA continues to include sustainability-linked KPIs for 2025 and 2026.

As of December 31, 2024, the Company was in compliance with the financial and other covenants under the Fifth ARCA. The Fifth ARCA is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.There can be no assurance that the Company will maintain compliance with the representations, warranties, and covenants of the Debt Facility or renew or refinance the Debt Facility at maturity. Failure to do so may limit the Company’s ability to draw on the Debt Facility, negatively impacting liquidity. Additionally, if the Company is unable to service its indebtedness or if an event of default occurs, the amounts outstanding could become repayable in full if the Company is unable to obtain a waiver or extension. In such case, the Company may not have sufficient cash resources or the ability to obtain additional funds in order to repay these amounts.

41. Liquidity Risk

The successful completion of the Media Luna Project, mine operation activities at ELG, exploration activities, and potential acquisitions require significant investment of resources and capital. The Company is exposed to liquidity risks in meeting its operating and capital expenditures if cash positions cannot be maintained or financing is unavailable. Factors such as general market conditions, volatile metal and key consumable prices, and business disruptions may make securing the necessary financing difficult.

The primary sources of funds are cash flow from the ELG Mine Complex, cash reserves, and available funds under the Fifth ARCA. The Revolving Credit Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full at any time without penalty. The Company expects to fund the completion of the Media Luna Project, EPO, and current exploration plans using available liquidity, forecasted future cash flow and available credit facilities. The Company continues to assess alternatives, including the high yield market, assuming favourable market conditions and pricing.

Considering the Company’s financial obligations, a prolonged shut down at the ELG Mine Complex may prevent the Company from generating sufficient cash flow or maintaining cash reserves to meet obligations or covenants under the Fifth ARCA. Additionally, the Company may not be able to draw on any amounts available under the Fifth ARCA. In such circumstances, the Company may consider actions to reduce cash outflows, including managing vendor payment terms, halting capital expenditures, suspending employment contracts in Mexico, and monitoring debt and working capital. The Company may also explore options to mitigate the risk of breaching covenants under the Fifth ARCA, such as securing additional financing, deferring payments, renegotiating covenants with the Lenders, strategic investments, joint ventures, and sale of assets. These options would be agreements with external parties. There can be no assurance that the Company will access additional financing, obtain any necessary waivers or consents from the Lenders, or complete strategic investments, joint ventures, and asset sales on desirable terms or at all, which could result in a default of the Company’s financial obligations. As a result of these uncertainties, the Company’s operations and projects could be materially adversely impacted, including delays in the completion of Media Luna, development of EPO, other exploration activities, and acquisitions, which could subsequently impact the trading price of its Common Shares.

42. Credit Risk

The Company is exposed to various counterparty risks, including those related to financial institutions holding the Company’s cash reserves and derivative contracts, insurance providers, and other parties with contract payment obligations to the Company, such as precious metal refiners, and copper smelters and traders. Although the Company has implemented measures to mitigate credit risk, and its credit risk on cash, cash equivalents, derivative contracts, and VAT receivables is not considered significant as of December 31, 2024, there can be no assurance that the Company will not experience a loss due to a counterparty failing to meet its contractual obligations.

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43. Interest Rate Risk

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as its Debt Facility, are subject to variable interest rates. The majority of the Company’s cash is deposited in fully liquid Schedule A bank business investment savings accounts.

Increases to benchmark interest rates may have an impact on the Company’s cost of borrowing under its Debt Facility and any debt financing the Company may negotiate, resulting in reduced amounts available to fund the Company’s operations, exploration and development activities, and could negatively impact the market price of its Common Shares and/or the price of gold, copper, or other metals, which could have a material adverse effect on the Company’s operations and financial condition

The Company had debt outstanding of $65.0 million as of December 31, 2024, and had $221 million available under the Debt Facility with $14 million utilized for letters of credit.

44. Additional Financing and Dilution

If the Company needs to raise additional financing, it may do so through debt financing or other arrangements, including without limitation issuing Common Shares, securities convertible into Common Shares, or debt instruments. There can be no assurance that financing will be available on reasonable terms and conditions.

The Company cannot predict the size of debt facilities, future issuances of Common Shares or convertible securities, or the terms of future debt instruments. The effect of such issuances on the market price of Common Shares or other securities is also uncertain. Sales or issuances of substantial numbers of Common Shares or convertible securities, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any additional sale or issuance of Common Shares or convertible securities will dilute investors’ voting power and may dilute the Company’s earnings per share.

45. Recovery of Value Added Taxes

The Company is subject to credit risk with respect to recovery of its VAT receivables from the Mexican government if the tax authorities are unable or unwilling to make payments in a timely manner in accordance with Company’s monthly filings. Timing of VAT receivable collections is uncertain due to the significant amount of information and follow-up required. The VAT receivable decreased by $8.1 million to $70.9 million at December 31, 2024, compared to December 31, 2023, primarily as a result of receipts of refunds related to 2023 collected in 2024, and currency fluctuations, as the VAT receivables are primarily denominated in Mexican pesos. Significant delays in collecting VAT receivables may affect the Company’s ability to fund the continued development of the Media Luna Project, EPO, and other exploration or development projects. Although the Company has routinely recovered VAT in the past, VAT recovery in Mexico remains a highly regulated, complex and, at sometimes, lengthy process, increasing the risk that the VAT receivable balance may not be refunded or that the payment will be delayed.

46. Taxes and Royalties

The Company operates in Canada, Mexico, and Luxembourg through various subsidiaries, each subject to the tax regimes of their respective jurisdictions. Expectations around ESG commitments, from investors and the public more generally, have increased, changing the role and image of corporate tax. The Company must not only comply with the local tax laws, but also assess the impact of its contribution to the communities where it operates.

The Company’s operating subsidiary, MML, is based in Mexico and subject to corporate income tax, mining taxes, consumption taxes, withholding taxes, other taxes and royalties. Tax regimes in Mexico may be subject to differing interpretations and change without notice, as driven by economic or political agendas.

In 2024, citing the non-renewable nature of mineral resources, Mexico’s finance ministry proposed increases to special and extraordinary mining taxes in the 2025 budget. The Mexican Congress approved the new Federal Rights Law, which includes an increase in the special tax duty on mining from 7.5% to 8.5%, and an increase in the extraordinary tax duty on mining of precious metals from 0.5% to 1.0%. The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules by tax authorities or the courts, could

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result in an increase in the Company’s taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to the Company.

Complex legislation and compliance obligations add to the complexity of calculating taxes payable and potential VAT refunds, increasing the risk of disputes with local governments. The Company’s interpretation of tax laws may differ from that of the tax authorities, leading to potential challenges or revisions. The Company is subject to routine tax audits, which may result in additional tax, interest, and penalties. There is also a risk of future restrictions on repatriating earnings from Mexico and changes in withholding tax rates.

In August 2023, the Government of Canada published draft legislation for a Global Minimum Tax Act (“GMTA”) to align with the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The Canadian government introduced the GMTA as part of Bill C-69 on May 2, 2024. This legislation includes a 15% global minimum tax on the income of certain large multinational enterprises, following the OECD’s Global Anti-Base Erosion model rules. The GMTA received royal assent on June 20, 2024, and was enacted substantially as drafted. As a result, the Company is subject to the GMTA commencing in 2024.

While senior management, with the assistance of external tax experts, proactively manages these tax risks, there is no assurance that new tax laws will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could increase the Company’s tax burden, delay tax recoveries, or affect the ability to repatriate earnings, potentially having a material adverse effect on the Company.

47. Use of Derivatives

Risks associated with changes in commodity prices and foreign currency exchange rates are regularly managed by the Company through hedging programs. Hedging involves certain inherent risks including:

•	The risk that the creditworthiness of a counterparty may adversely affect its ability to fulfill its payment and other obligations under its agreement with the Company;

•	The risk that the Company enters into a hedging position that cannot be closed out quickly; and

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The risk that adverse changes in the market prices for commodities, currencies, or interest rates will result in the Company incurring losses due to hedging products being out-of-the money on their settlement dates.

Although the Company has entered into some hedge arrangements to minimize its risk to changes to the exchange rate for the Mexican peso, there are no assurances that such arrangements will be successful, especially in the context of the current market volatility. In 2024, the Company entered into a series of zero cost collars, selling call option contracts and purchasing put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025, for a total notional value of $123.7 million. As of December 31, 2024, $100.0 million in zero cost collars were outstanding. In 2024, the Company entered into forward contracts maturing in 2025 to sell U.S. $44.0 million and purchase Mexican pesos 924.3 million for an average rate of 21.0075.

Gold prices have fluctuated widely in recent years and there is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them. The Company took initiatives to mitigate price uncertainty during the development of the Media Luna Project and entered into forward contracts for the sale of approximately 30% to 40% of projected 2023 and 2024 production from the ELG Mine Complex. In January 2025, the Company entered into gold put options to sell 155,000 oz. of gold in 2025 at a strike price of $2,500 per oz.

Although hedging activities may protect the Company against a low gold price or commodity price fluctuations, they may also (i) limit the price that can be realized on the portion of hedged gold where the market price of gold exceeds the strike price in forward sale or call option contracts, and (ii) stipulate a price at which a commodity (such as fuel) must be purchased, which may be higher than the prevailing market price for that commodity.

48. Insurance and Uninsured Risks

The business of the Company is subject to various risks and hazards, including adverse environmental conditions, industrial accidents,

equipment failures, labour disruptions, civil unrest, information and cyber security threats, materials shortages, unexpected geological conditions, metallurgical or processing problems, ground or slope failures, cave-ins, regulatory changes, and natural phenomena such as inclement weather, fires, floods, and earthquakes. These

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occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses, and legal liability.

Although the Company maintains insurance to protect against certain risks, it does not cover all the potential risks associated with mining operations, and insurance policies may contain exclusions and limitations, and the Company may be unable to maintain insurance at economically feasible premiums. Insurance coverage may not be available or adequate to cover resulting liability. Additionally, insurance against risks such as environmental pollution, global pandemics, strikes, riots, civil commotion, or other hazards from exploration, development, and production is not generally available on acceptable terms. The Company may also face liability for pollution or other hazards that may not be insured against or may choose not to insure against due to premium costs or other reasons. Losses from these events could result in significant costs, materially adverse effect on the Company’s business, consolidated financial condition, and results of operations.

49. Responsible Sourcing

In the current context of growing stakeholder expectations, mining companies are expected to manage the value chain process proactively and transparently. This has led to increased public scrutiny of the Company’s business development and procurement strategies for responsible sourcing of raw materials and services.

The Company’s supply chains are highly complex, multi-tiered networks involving many thousands of individual suppliers worldwide. There is no assurance that all suppliers will adhere to the Company’s policies supporting human rights, health and safety, environmental protection, business ethics, and against forced labour and child labour.

In 2024, the Company introduced a new Supplier Code of Conduct to clearly establish the minimum standards of conduct expected from the Company’s suppliers with respect to social responsibility. While the Company is actively working to further mitigate risks associated with supply chain management, challenges remain in managing risks related to sourcing raw materials and third-party services, despite ongoing due diligence efforts.

50. Decommissioning and Reclamation Costs

The Company has established a decommissioning and reclamation plan for the ELG Mine Complex and for the future Media Luna mine. The costs associated with these activities are significant, based on estimates and subject to change. Future regulatory requirements could lead to additional decommissioning and reclamation activities, creating further uncertainties related to future reclamation costs. These uncertainties may have a materially adverse effect on the Company’s future cash flows, earnings, results of operations, and financial condition.

Considering the continuously evolving regulations, as well as changes in mining activities and processes, closure and site rehabilitation plans may be incomplete, inaccurately estimated, and/or not fully documented, potentially significantly impacting closure costs.

The Company recognized a decommissioning liability of $37.6 million, on a discounted basis, as of December 31, 2024, for the ELG Mine Complex and for the future Media Luna mine. No significant decommissioning liability exists for exploration activities. Assumptions, based on the current economic environment, include a weighted average pre-tax discount rate and foreign exchange rate, and the extent, timing, and nature of reclamation expenditures. These estimates are reviewed regularly to account for any material changes. The Company periodically engages external experts to update the closure plan for the Morelos Complex.

Actual decommissioning costs will depend on future market prices for the necessary work, reflecting market conditions at the relevant time. Changes in these factors can materially impact the decommissioning liability and related assets recognized in the Consolidated Statements of Financial Position of the Financial Statements.

51. Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with IFRS. The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. These judgments, estimates, and assumptions

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are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, management’s estimates and judgments, such as impairment of assets and fair value measurements, are inherently risky and based on assumptions that may not materialize, potentially leading to differences between reported and actual outcomes. Non-compliance with accounting policies can result in financial misstatements and penalties, highlighting the need for strict adherence to standards and controls.

The Company faces several risks related to changes in accounting standards and policies. New standards and amendments must be accurately reflected to avoid financial misstatements and regulatory non-compliance. Adopting new revenue recognition policies, especially in complex contracts, presents risks that can lead to reporting errors. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, it cannot provide absolute assurance.

For the 2024 fiscal year, the Company assessed and tested its internal control over financial reporting procedures to satisfy the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting includes procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Management believes that any internal control over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Accordingly, the Company cannot provide assurance that its internal control over financial reporting will prevent or detect all errors and fraud instances.

A strong control environment is crucial for the Company, emphasizing integrity and ethical values. To mitigate financial reporting risks, specific control activities like segregation of duties and reconciliations are implemented. Effective communication ensures informed decision-making and accurate reporting. Ongoing monitoring, including reviews and audits, ensures control effectiveness. Addressing these risks helps maintain a robust control environment and reliable financial reporting, safeguarding investor confidence and regulatory compliance.

As the Company continues to expand, including the commencement of operations at the new Media Luna mine, the challenges involved in implementing an appropriate system of internal controls over financial reporting will increase. This expansion will require continuous improvement in internal controls to manage the additional complexity. Although the Company intends to devote substantial time and funds, as necessary, to ensure ongoing and future compliance, it cannot be certain of success in complying with internal control regulations.

The Company’s failure to satisfy these requirements on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could have a material adverse effect on the Company’s business and the trading price of its Common Shares or market value of its other securities. Any failure to implement required new or improved controls, or difficulties encountered in their design or implementation, could have a material adverse effect on the Company’s operating results or cause it to fail to meet its reporting obligations.

52. Conflicts of Interest

Certain of the directors and officers of the Company currently serve or may serve in the future as directors and/or officers of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

The Company’s directors and officers understand that any decision made by them involving the Company must be made in accordance with their duty to act honestly and in good faith with a view to the best interests of the Company. Each director and officer is required to declare and each director is required to refrain from voting on any matter, where such director may have any actual or potential conflict of interest, in accordance with the procedures set forth in the applicable corporate statute, as amended or supplemented from time to time.

To further mitigate these risks, the Company has instituted robust processes to identify and address any such conflicts of interest. Despite these measures, there is a risk that conflicts of interests may not always be fully or timely identified, which could potentially result in adverse impacts on the Company.

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53. Pandemics, Epidemics, Health Emergencies and Other Global Events

The Company is subject to risks related to regional or global pandemics, epidemics, and other health emergencies, which could significantly disrupt its operations and ongoing development of the Morelos Property. Such disruptions could have a material adverse effect on the Company’s financial performance due to factors such as employee absences, supply chain disruptions, information technology system constraints, government interventions, market volatility, overall economic uncertainty, and other unforeseen factors.

The COVID-19 pandemic highlighted the potential for widespread disruption, prompting the Company to monitor and prepare for such risks. The World Health Organization (“WHO”) is negotiating a global pandemic agreement to enhance preparedness and response, which could influence the Company’s risk management strategies.

The WHO’s Health Emergencies Programme and the 2024 UN Political Declaration on Antimicrobial Resistance emphasize the need for vigilance and readiness against health crises, including antimicrobial resistance. The 2024 UN’s Summit of the Future focused on leveraging science and technology to address global challenges, potentially leading to new regulations affecting the Company.

Looking ahead, the threat of new infectious diseases remains high. The Company must stay informed about potential outbreaks and adapt its health and safety protocols accordingly. Global health emergencies can disrupt supply chains, affecting the availability of critical materials and equipment. The Company is enhancing its supply chain resilience and implementing robust health measures to protect employees.

Any such disruptions could also have a significant impact on commodity prices, equipment prices, availability of input materials and equipment, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of its Common Shares. Although the Company continues to build certain contingencies and resilience plans into its operations for various high impact scenarios, it cannot provide any assurances that its future response and business continuity plans will continue to be effective in managing these complex factors.

DIVIDENDS AND DISTRIBUTIONS

The Company has never declared or paid cash dividends on the Common Shares. Any future dividend payment will be made at the discretion of the Board and will depend on the Company’s financial needs to fund its planned programs and its future growth and any other factor that the Board deems necessary to consider in the circumstances. The Debt Facility restricts Torex from making distributions to its shareholders in excess of $50 million per year, and such distributions are subject to the requirements of the Fifth ARCA. Distributions from MML to the Company are permitted under the Debt Facility, provided that certain customary conditions precedent are satisfied. See also “General Development of the Business – Financing Agreements”.

In November 2024, the Company received approval from the TSX of its notice of intention to make a normal course issuer bid (the “NCIB”). Under the NCIB, Torex is authorized to purchase up to 7,116,777 of its Common Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. As of November 13, 2024, Torex had a total of 85,986,971 Common Shares issued and outstanding and a public float of 71,167,776 Common Shares.

Purchases under the NCIB will be made on the open market through the facilities of the TSX and other alternative trading systems in Canada at a price per Common Share representative of the market price at the time of acquisition. The number of Common Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 66,028 Common Shares (which is equal to 25% of the average daily trading volume of 264,115 Common Shares on the TSX for the six full calendar months ending October 31, 2024), subject to the Company’s ability to make one block purchase of Common Shares per calendar week that exceeds such limits. All Common Shares purchased under the NCIB will be cancelled after their purchase. The Company intends to fund any purchases under the NCIB from its available working capital. No purchases of Common Shares were made under the NCIB in 2024.

Outside of blackout periods, Common Shares may be purchased under the NCIB based on the discretion of Torex’s management, in compliance with the rules of the TSX and applicable securities laws.

59 Torex Gold Resources Inc. | TSX: TXG

Although Torex has the present intention to acquire its Common Shares pursuant to the NCIB, Torex will not be obligated to make any purchases and purchases may be suspended by Torex at any time. Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, of which as at March 21, 2025, there were 86,162,979 Common Shares issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of the holders of Common Shares of the Company and to attend and to cast one vote per Common Share held at all such meetings.

Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and traded on the TSX under the symbol “TXG”. The following table sets forth, for the year ended December 31, 2024, the reported high and low prices, and the aggregate volume of trading of the Common Shares on the TSX.

Month	High (C$)	Low (C$)	Volume
January	$15.43	$13.61	4,080,565
February	$14.49	$12.79	5,595,761
March	$20.12	$14.13	6,629,146
April	$20.81	$18.90	5,462,822
May	$22.17	$18.79	7,014,003
June	$22.56	$20.23	4,910,116
July	$23.56	$20.38	4,459,996
August	$26.85	$19.01	6,277,453
September	$27.32	$23.51	5,611,607
October	$32.10	$25.38	5,269,446
November	$31.38	$26.57	5,085,106
December	$32.75	$26.29	7,133,273

The price of the Common Shares as quoted by the TSX at the close of business on March 21, 2025 was C$36.51 per share.

60 Torex Gold Resources Inc. | TSX: TXG

Prior Sales

In the most recently completed financial year, the Company issued or granted the following securities convertible into Common Shares.

Month of Issue	Type of Security	Number Issued	Issue/Exercise Price ($)	Reason for Issuance
January 2024	Restricted Share Units	73,066	$14.37	Issue under the RSU Plan
	Restricted Share Units	200,688	$14.10	Issue under the ESU Plan
	Performance Share Units	301,036	$14.10	Issue under the ESU Plan
February 2024	Restricted Share Units	1,290	$13.66	Issue under the ESU Plan
	Performance Share Units	1,936	$13.66	Issue under the ESU Plan
May 2024	Restricted Share Units	4,086	$20.94	Issue under the ESU Plan
	Performance Share Units	6,128	$20.94	Issue under the ESU Plan
November 2024	Restricted Share Units	1,260	$29.74	Issue under the RSU Plan
	Restricted Share Units	3,103	$29.74	Issue under the ESU Plan
	Performance Share Units	4,655	$29.74	Issue under the ESU Plan

Notes:

1.	RSU Plan refers to the Restricted Share Unit Plan of the Company;
2.	ESU Plan refers to the Employee Share Unit Plan of the Company.

DIRECTORS AND OFFICERS

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Company, as well as such individual’s position with the Company, principal occupation within the five preceding years and period of service as a director (if applicable). Each of the directors of the Company will hold office until the next annual meeting of shareholders of the Company unless his or her office is earlier vacated.

Name and Province or State of Residence	Position with the Company	Principal Occupation During the Last Five Years
Richard A. Howes Ontario, Canada	Board Chair since June 29, 2021 Director since June 17, 2020

Corporate Director

Prior thereto, he was President and Chief Executive Officer of Reunion Gold Corp. from January 1, 2023 to July 15, 2024, a professional Corporate Director from June 2020 to March 2023 and President and CEO of Dundee Precious Metals Inc. from April 2013 to May 2020

Caroline S.E. Donally Texas, U.S.A.	Director since October 1, 2024

Managing Partner at Sprott Inc. and Managing Partner at Sprott Private Resource Streaming and Royalty Corp. since October 2020

Prior thereto, she was Managing Director of Denham Capital Management LLP from May 2011 to June 2020

Jennifer J. Hooper Ontario, Canada	Director since June 29, 2021

Corporate Director since June 2022

Prior thereto, she served as Chief Executive Officer of the Academy for Sustainable Innovation (“ASI”) from September 2020 to June 2022 and she served as Managing Director of ASI beginning in June 2019.

Jay C. Kellerman Ontario, Canada	Director since June 29, 2021	Partner with Stikeman Elliott LLP

61 Torex Gold Resources Inc. | TSX: TXG

Jody L.M. Kuzenko Ontario, Canada	Director and President and Chief Executive Officer since June 17, 2020	President and CEO of the Company since June 2020 Prior thereto, COO of the Company from October 2018 to June 2020

Rosalie (Rosie) C. Moore Utah, U.S.A.	Director since June 29, 2021	Corporate Director

Rodrigo Sandoval CDMX, Mexico	Director since August 3, 2022	Chief Financial Officer of Grupo Gigante

Roy S. Slack Ontario, Canada	Director since June 17, 2020	Founder and board member of Cementation Americas

Mary D. Batoff Ontario, Canada	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary

Angela M. Robson Ontario, Canada	Senior Vice President, Human Resources, ESG and Communications

Senior Vice President, Human Resources, ESG and Communications since February 2022

Vice President, Corporate Affairs and Social Responsibility from June 2020 to January 2022

Prior thereto, employed by Vale Canada Limited since October 2005, most recently as Manager, Corporate Affairs and Sustainability, North Atlantic Operations

Faysal A. Rodriguez Valenzuela Sinaloa, Mexico	Senior Vice President, Mexico	Senior Vice President, Mexico since June 2020 Prior thereto, General Manager of MML from May 2018

Daniel J. T. Rollins Ontario, Canada	Senior Vice President, Corporate Development and Investor Relations	Senior Vice President, Corporate Development and Investor Relations since May 2019

Andrew P. Snowden Ontario, Canada	Chief Financial Officer	Chief Financial Officer since January 2021 Prior thereto, employed by Sherritt International Corporation as Senior Vice President and CFO (January 2017 to December 2020)

David Stefanuto Ontario, Canada	Executive Vice President, Technical Services and Capital Projects

Executive Vice President, Technical Services and Capital Projects since September 2021

Prior thereto, employed by Vale Canada, last position held was as Vice President/Director Base Metals North Atlantic Projects

As of March 21, 2025, an aggregate of 457,652 Common Shares (representing less than 1% of all issued and outstanding Common Shares as of March 21, 2025) are beneficially owned, controlled or directed (directly or indirectly) by all of the directors and executive officers of the Company, as a group.

62 Torex Gold Resources Inc. | TSX: TXG

STANDING COMMITTEES OF THE BOARD

Board Committee	Committee Members	Status

Audit	Rodrigo Sandoval (Chair) Caroline S.E. Donally Richard A. Howes	Independent Independent Independent

Compensation	Jennifer J. Hooper (Chair) Jay C. Kellerman Caroline S.E. Donally	Independent Independent Independent

Corporate Governance and Nominating	Jay C. Kellerman (Chair) Jennifer J. Hooper Rodrigo Sandoval	Independent Independent Independent

Safety and Corporate Social Responsibility	Jennifer J. Hooper (Chair) Rosalie C. Moore Roy S. Slack	Independent Independent Independent

Technical	Roy S. Slack (Chair) Richard A. Howes Rosalie C. Moore	Independent Independent Independent

Corporate Cease Trade Orders

No director or executive officer of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

a.

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

b.

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceeding

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a.

is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b.

has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, has been subject to:

a.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

63 Torex Gold Resources Inc. | TSX: TXG

b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

In the future, circumstances may arise where officers or members of the Board are directors or officers of corporations which are in competition to the interests of the Company. No assurances can be given that opportunities identified by such Board members will be provided to the Company. Pursuant to applicable law, directors who have an interest in a proposed transaction upon which the Board is voting are required to disclose their interests and refrain from voting on the transaction. See also “Risk Factors – Conflicts of Interest”.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company’s Audit Committee is set forth at Appendix “B” hereto.

Composition of the Audit Committee

The following directors serve as members of the Audit Committee:

Rodrigo Sandoval	Independent [1]	Financial expert [2]

Richard A. Howes	Independent [1]	Financially literate [1]

Caroline S.E. Donally	Independent [1]	Financial expert [2]

Notes:

1.	As defined by National Instrument 52-110 — Audit Committees (“NI 52-110”).
2.

The Board of Directors of the Company has determined that two members of the committee are audit committee financial experts; Mr. Sandoval, based on his education and extensive financial experience including in extractive industries and Ms. Donally, based on her education, professional qualification and extensive international experience in commerce and financing, including in extractive industries.

Relevant Education and Experience

Each member of the Audit Committee has education and experience relevant to their responsibilities as an Audit Committee member.

Rodrigo Sandoval	Master of Business Administration, Yale School of Management (Connecticut, USA), Bachelor of Economics, Instituto Tecnológico Autónomo de México (ITAM) (CDMX, Mexico) and a Post-Graduate Certificate in Corporate Finance from ITAM	Mr. Sandoval is the Chief Financial Officer of Grupo Gigante, a role he has held since July 2018. Mr. Sandoval previously spent 10 years with Grupo Mexico S.A.B. de C.V. first as Finance Director and then as Corporate Chief Financial Officer.

Richard A. Howes	Professional Engineer, Bachelor of Applied Science with Honours in Mining Engineering, Queen’s University	Mr. Howes was President and Chief Executive Officer of Reunion Gold Corp. from January 1, 2023 to July 15, 2024, a professional Corporate Director from June 2020 to March 2023 and President and Chief Executive Officer of Dundee Precious Metals Inc. having served in the role since April 2013. He is a seasoned senior mining executive with over 40 years of experience in the mining industry.

64 Torex Gold Resources Inc. | TSX: TXG

Caroline S.E. Donally	Chartered Accountant CA(SA), Bachelor of Accounting Science (Honours), University of South Africa, and Bachelor of Commerce, University of the Witwatersrand	Ms. Donally is an experienced executive and independent public company director, including serving as audit committee chair and member. She has over 27 years of experience in finance and investments, predominantly in mining. She is a Managing Partner of Sprott Inc and Managing Partner of Sprott Resource Streaming and Royalty, where she’s responsible for all aspects of the business from institutional fund raising to mining investments. Prior to her role at Sprott, she was a Managing Director at Denham Capital (mining private equity) and ran a $1 billion global mining portfolio. Prior to that she worked for Investec Bank and Rand Merchant Bank, providing project and development finance to mining companies. Ms. Donally started her career at BDO Spencer Steward.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completely financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as described in the Audit Committee Charter attached hereto as Appendix “B”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees are as follows:

	2024[1]		2023[1]
Audit Fees [2]	C$	931,246	C$	778,578
Audit Related Fees		Nil		Nil
Tax Fees
Compliance [3]	C$	82,569	C$	77,360
Advisory		Nil		Nil
Total tax	C$	82,569	C$	77,360
All Other Fees [4]	C$	197,034	C$	59,514

Notes:

1.	Fees include administrative charges and nominal out-of-pocket expenses billed by the Company’s external auditors.
2.

Audit Fees relate to the audit of the Financial Statements, the audit of the annual Financial Statements of MML, and services provided in connection with the review of interim unaudited financial statements.

3.	Tax compliance involves preparation of original and amended tax returns, claims for refund, tax payment-planning services and transfer pricing services.
4.

For the years ended December 31, 2024 and 2023, all other fees relate to limited assurance engagements with respect to the Company’s compliance of the World Gold Council’s “Conflict Free Gold Standard” and the Company’s progress report on the implementation of the World Gold Council’s Responsible Gold Mining Principles.

65 Torex Gold Resources Inc. | TSX: TXG

LEGAL PROCEEDINGS

There are no material legal proceedings or regulatory actions to which the Company is a party or of which any of the Company’s properties are subject, nor have any such actions been pending during the most recently completed financial year of the Company. In addition, no such proceedings or actions are currently known by the Company to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Annual Information Form, no director, executive officer or principal shareholder of the Company or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

MATERIAL CONTRACTS

There are no contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company within the most recently completed financial year or were entered into prior to such time and are still in effect, other than the Fifth ARCA. See “General Development of the Business – Financing Agreements”.

INTERESTS OF EXPERTS

Rochelle Collins, P.Geo., Principal, Mineral Resource Geologist, of the Company., is a qualified person under NI 43-101 and she has reviewed and approved the scientific and technical information pertaining to Mineral Resources in this AIF under the sections titled “General Development of the Business – Developments in 2025 to Date of AIF –Mineral Reserve and Resource Update” and “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report” and the information on the drilling programs in this AIF under the sections titled “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Exploration and Drilling Activities”, and “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Quality Assurance and Quality Control”. Ms. Collins is a member of the Professional Geoscientists of Ontario (Member ID PGO #1412), and has experience relevant to the style of mineralization under consideration.

The scientific and technical data contained in this AIF under the sections titled “General Development of the Business – Developments in 2025 to Date of AIF –Mineral Reserve and Resource Update” and “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report” pertaining to Mineral Reserves and “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – EPO Underground” have been reviewed and approved by Johannes (Gertjan) Bekkers P.Eng., the Vice President, Mines Technical Services for Torex Gold, who is a qualified person as defined by NI 43-101. Mr. Bekkers is a registered member of the Professional Engineers of Ontario, with experience relevant to open pit and underground hard rock mining.

The scientific and technical data contained in this AIF under the sections titled “General Development of the Business – Developments in 2024 – Media Luna Project”, “General Development of the Business – Developments in 2023 – Media Luna Project, “General Development of the Business – Developments in 2022 – Media Luna Project”, “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Five-Year Production Outlook (2025-2029)”, “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report– Media Luna Update”, and such other scientific and technical information (excluding Appendix “C” and Appendix “D”) not referred to in the foregoing, has been reviewed and approved by Dave Stefanuto. P.Eng. (Ontario), the Executive Vice President, Technical Services and Capital Projects for Torex Gold, and a qualified person as defined by NI 43-101.

The scientific and technical information relating to the Morelos Property in Appendix “C” – “Summary of Technical Report” and Appendix “D” – “After Tax Sensitivities to Key Factors” has been derived from, and in some instances is an extract

66 Torex Gold Resources Inc. | TSX: TXG

from, or is based on the Technical Report. A copy of the Technical Report is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Each of Robert Davidson, P.E., Vice President of M3 Engineering & Technology Corporation; Carl John Burkhalter, P.E. of NewFields Mining & Technical Services LLC; David Stuart Halley, Conrad Partners Limited; Dawn H. Garcia, CPG, Golder Associates USA Inc.; John Makin, MAIG, SLR Consulting (Canada) Ltd.; Leslie Correia, Pr.Eng, Paterson & Cooke Canada Inc.; Lucas Kingston, MSc, PG, NewFields Mining & Technical Services LLC; Michael Levy, MSc., P.E., P.G., P.Eng, of JDS Energy & Mining Inc.; Michael L. Pegnam, P.E., Golder Associates USA Inc.; Michal Dobr, RNDr., P.Geo (BC), Golder Associates Ltd.; Robert W. Pratt, P.E., Call & Nicholas, Inc.; Ross David Hammett, PhD., P.Geo (BC), Golder Associates Ltd.; Stuart J Saich, P.E., Consultoria e Ingenieria Promet101 LTDA; and Johannes (Gertjan) Bekkers, P.E., Torex Gold Resources Inc. are authors of the Technical Report and each is a “qualified person” within the meaning of NI 43-101.

Other than Mr. Bekkers, an employee of the Company, and Mr. Levy, the aforementioned firms and persons held no securities of the Company or of any associate or affiliate of the Company at or following the time when they, as applicable:

(i) prepared the Technical Report; and/or (ii) reviewed and approved the scientific and technical information set forth in Appendix “C” – “Summary of Technical Report” and Appendix “D” – “After Tax Sensitivities to Key Factors”, and in each case did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, review, confirmation and/or approval, as applicable, of the foregoing. Mr. Levy purchased in the market 736 Common Shares in the second quarter of 2017. Mr. Levy is not currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional information, including information concerning directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the management information circular of the Company dated May 8, 2024.

Additional financial information is provided in the Company’s Financial Statements and MD&A for the year ended December 31, 2024.

67 Torex Gold Resources Inc. | TSX: TXG

APPENDIX “A” – DEFINITIONS AND ABBREVIATIONS

Full Name	Abbreviation
Slope ratio of 2 units of horizontal distance to one unit of vertical distance	2H:1V
Silver	Ag
All-in sustaining costs per ounce sold	AISC
ALS Chemex Labs, Ltd.	ALS
Ammonium Nitrate/Fuel Oil	ANFO
Gold	Au
Gold equivalent	AuEq
Cut and Fill Stoping	C&F
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Carbon in Pulp	CIP
Community development agreement	CODECOP
Confederation of Mexican Workers	CTM
Copper	Cu
Coefficient of variation	CV
Direct Current	DC
Degrees	°
Degrees Celsius	°C
Earnings before interest, taxes, depreciation and amortization	EBITDA
El Limón Guajes Mine	ELG Mine or ELG
Environmental Management Plan	EMP
Iron	Fe
Iron Sulphide	Fe-S
Feasibility Study	FS
Filtered Tailing Storage Facility	FTSF
General and Administrative	G&A
Greenhouse Gas	GHG
Global Positioning System	GPS
Grams per dry metric tonne	gms/dmt
Grams per tonne	g/t or gpt
Global Industry Standard on Tailings Management	GISTM
Global Minimum Tax Act	GMTA
Guajes tailings storage facility	GTSF
Hectare	ha
Diamond drill bit that produces 63.5 mm core	HQ
Internal Rate of Return	IRR
International Cyanide Management Code	ICMC
International Cyanide Management Institute	ICIM
International Finance Corporation	IFC
International Financial Reporting Standards	IFRS
Metallurgy grinding size K80	K80
Kilogram	kg
Kilometer/Kilometre	km
Kilotonnes	kt
Thousand tonnes per day	ktpd
Kilowatt hour per tonne	kWh/t
Lerchs-Grossman	LG
Long Hole Open Stoping	LHOS

A-1

Torex Gold Resources Inc. | TSX: TXG

Full Name	Abbreviation
Lost time injury frequency	LTIF
Life-of-mine	LOM
M3 Engineering and Technology Corp.	M3
Meter/Metre	m
Square meter/metre	m2
Cubic meter/metre	m3
Mechanized Overhand Cut and Fill	MCAF
Metric tonne	MT or Mt
Net Asset Value	NAV
Normal course issuer bid	NCIB
Non-GAAP Performance Measures	NGFM
National Instrument	NI
Diamond drill bit that produces 47.6 mm core	NQ
Neutralization Potential Ratio	NPR
Net Present Value	NPV
Organization for Economic Co-operation and Development	OECD
Ounce	oz
Potentially Acid Generating	PAG
Parts per million	ppm
Preliminary Economic Assessment	PEA
Mexican federal Environmental Protection Agency	PROFEPA
Quality Assurance and Quality Control	QA/QC
Qualified Person	QP
Reverse Circulation	RC
Responsible Gold Mining Principles	RGMP
Run-of-mine	ROM
Semi-Autonomous Grinding	SAG
Secretaría de Medio Ambiente y Recursos Naturales (Secretariat of the Environment, National Resources)	SEMARNAT
Société Générale de Surveillance S.A.	SGS
Sustainability-Linked Loan	SLL
Sustainability Performance Target	SPT
Total cash costs per ounce sold	TCC
Task Force on Climate-Related Financial Disclosures	TCFD
Tonnes per day or metric tonnes per day	tpd
Total recordable injury frequency	TRIF
Micrometer	µm
Waste Rock Storage Facilities	WRSF

A-2 Torex Gold Resources Inc. | TSX: TXG

APPENDIX “B” – MANDATE OF THE AUDIT COMMITTEE

Purpose

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Torex Gold Resources Inc. (the “Corporation”) is appointed by the Board to assist the Corporation and the Board in fulfilling their respective obligations relating to the integrity of the internal financial controls and financial reporting of the Corporation.

Composition

1.	The Committee shall be composed of three or more directors, as designated by the Board from time to time.

2.	The Chair of the Committee (the “Chair”) shall be designated by the Board or the Committee from among the members of the Committee.

3.

The Committee shall comply with all applicable securities laws, instruments, rules and policies and regulatory requirements (collectively “Applicable Laws”), including those relating to independence and financial literacy. Each member of the Committee shall be independent within the meaning of National Instrument 52-110 – Audit Committees, and financially literate within the meaning of Applicable Laws.

4.	Each member of the Committee shall be appointed by, and serve at the pleasure of, the Board. The Board may fill vacancies in the Committee by appointment from among the Board.

Meetings

5.

The Committee shall meet at least quarterly in each financial year of the Corporation. The Committee shall meet otherwise at the discretion of the Chair or a majority of the members of the Committee, or as may be required by Applicable Laws.

6.

A majority of the members of the Committee shall constitute a quorum. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, then, at the discretion of the members then present, the quorum for the adjourned meeting shall consist of the members then present (a “Reduced Quorum”).

7.

If, and whenever a vacancy shall exist in the Committee, the remaining members of the Committee may exercise all powers and responsibilities of the Committee so long as a quorum remains in office or a Reduced Quorum is present in respect of a specific Committee meeting. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

8.	The Committee shall hold an in camera session without any senior officers present at each meeting of the Committee, unless such a session is not considered necessary by the members present.

9.

The time and place at which meetings of the Committee are to be held, and the procedures at such meetings, will be determined from time to time by the Chair. A meeting of the Committee may be called by notice, which may be given by written notice, telephone, facsimile, email or other electronic communication at least 48 hours prior to the time of the meeting. However, no notice of a meeting shall be necessary if all of the members are present either in person or by means of telephone or web conference or other communication equipment, or if those absent waive notice or otherwise signify their consent to the holding of such meeting.

10.	Members may participate in a meeting of the Committee by means of telephone or web conference or other communication equipment.

11.

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside. The Chair (or other Committee member, as applicable) presiding at any meeting shall not have a casting vote.

12.

The Committee shall keep minutes of all meetings, which shall be available for review by the Board. Except in exceptional circumstances, draft minutes of each meeting of the Committee shall be circulated to the Committee for review within 14 days following the date of each such meeting.

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13.	The Committee may appoint any individual, who need not be a member, to act as the secretary at any meeting.

14.

The Committee may invite such other directors, senior officers and employees of the Corporation and such other advisors and persons as is considered advisable to attend any meeting of the Committee. For greater certainty, the Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

15.

Any matter to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Any action of the Committee may also be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterparts, by facsimile or other electronic signature) and any such action shall be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose. In case of an equality of votes, the matter will be referred to the Board for decision.

16.	The Committee shall report its determinations and recommendations to the Board.

Resources and Authority

17.	The Committee has the authority to:

a.	engage, at the expense of the Corporation, independent counsel and other experts or advisors as is considered advisable;

b.	determine, and pay the compensation for any independent counsel and other experts and advisors retained by the Committee;

c.	communicate directly with the independent auditor of the Corporation (the “Independent Auditor”);

d.	conduct any investigation considered appropriate by the Committee;

e.

request the Independent Auditor, any senior officer or other employee of, or outside counsel for, the Corporation to attend any meeting of the Committee or to meet with any members of, or independent counsel or other experts or advisors to, the Committee; and

f.	have unrestricted access to the books and records of the Corporation.

Responsibilities

Financial Accounting, Internal Controls and Reporting Process

18.	The Committee is responsible for:

a.	reviewing any management report on, and assessing the integrity of, the internal controls over financial reporting of the Corporation and monitoring the proper implementation of such controls;

b.

reviewing and reporting to the Board on, or if mandated by the Board, approving, the quarterly unaudited financial statements, management’s discussion and analysis (“MD&A”), press release and other financial disclosure related thereto that is required to be reviewed by the Committee pursuant to Applicable Laws;

c.

reviewing and reporting to the Board on the annual audited financial statements, the MD&A, press release and other financial disclosure related thereto that is required to be reviewed by the Committee pursuant to Applicable Laws;

d.	monitoring the conduct of the audit function, if any;

e.

discussing and meeting with, when considered advisable to do so and in any event no less frequently than annually, the Independent Auditor, the Chief Financial Officer (the “CFO”) and any other senior officer or other employee of the Corporation which the Committee wishes to meet with, to review accounting principles, practices, judgments of management, internal controls and such other matters as the Committee considers appropriate; and

f.

reviewing any post-audit or management letter containing the recommendations of the Independent Auditor and management’s response thereto, and monitoring the subsequent follow-up to any identified weaknesses.

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Public Disclosure

19.	In addition to its responsibilities in sections 18(b) and (c), the Committee shall:

a.

review and discuss with senior officers of the Corporation any guidance being provided on the expected future results and financial performance of the Corporation, and provide its recommendations on such guidance to the Board; and

b.

review from time to time the procedures which are in place for the review of the public disclosure by the Corporation of financial information extracted or derived from the financial statements of the Corporation and periodically assess the adequacy of such procedures.

Financial Risk Management

20.

The Committee should inquire of the senior officers and the Independent Auditor as to the significant risks or exposures, both internal and external, to which the Corporation is subject, including without limitation, risks associated with tax, hedging, insurance, accounting, cybersecurity, information services and systems, financial controls and management reporting, and review the actions which the senior officers have taken to minimize such risks.

Corporate Conduct

21.	The Committee should ensure that there is an appropriate standard of corporate conduct relating to the internal controls and financial reporting of the Corporation.

22.	The Committee should establish procedures for:

a.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and

c.	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Code of Business Conduct and Ethics

23.	With regard to the Code of Business Conduct and Ethics of the Corporation (the “Code”), the Committee should:

a.

review from time to time and recommend to the Board any amendments to the Code, and monitor the policies and procedures established by the senior officers of the Corporation to ensure compliance with the Code;

d.	review actions taken by the senior officers of the Corporation to ensure compliance with the Code, the results of the confirmations and the responses to any violations of the Code;

e.	If deemed appropriate by the Committee, investigations of suspected violations of the Code may be referred to the Corporate Governance and Nominating Committee;

f.	monitor the disclosure of the Code, any proposed amendments to the Code and any waivers to the Code granted by the Board; and

g.

review the policies and procedures instituted to ensure that any departure from the Code by a director or senior officer of the Corporation which constitutes a “material change” within the meaning of Applicable Laws is appropriately disclosed in accordance with Applicable Laws.

Whistleblower Policy

24.

The Committee shall review from time to time the Whistleblower Policy of the Corporation to determine whether the Whistleblower Policy is effective in providing appropriate procedures to report violations (as defined in the Whistleblower Policy) or suspected violations, and recommend to the Board any amendments to the Whistleblower Policy.

Monetary Authority Policy

25.	The Committee shall review and assess from time to time the Monetary Authority Policy of the Corporation, and recommend to the Board any amendments to the Monetary Authority Policy.

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Anti-Bribery and Anti-Corruption Policy

26.

The Committee shall review and evaluate from time to time the Anti-Bribery and Anti- Corruption Policy of the Corporation to determine whether such policy is effective in ensuring compliance by the Corporation, its directors, officers, employees, consultants and contractors with the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) and any other similar laws applicable to the Corporation, and recommend to the Board any amendments to the Anti-Bribery and Anti-Corruption Policy.

Independent Auditor

27.

The Committee shall recommend to the Board, for appointment by shareholders, a firm of external auditors to act as the Independent Auditor and shall monitor the independence and performance of the Independent Auditor. The Committee shall arrange and attend, as considered appropriate and at least annually, a private meeting with the Independent Auditor and shall review and approve the remuneration of such Independent Auditor within the pre-approved fee threshold or such other amount approved by the Board.

28.	The Committee shall ensure that the lead audit partner at the Independent Auditor is changed every seven years.

29.

The Committee should resolve any otherwise unresolved disagreements between the senior officers of the Corporation and the Independent Auditor regarding the internal controls or financial reporting of the Corporation.

30.

The Committee should pre-approve all audit and non-audit services not prohibited by law, including Applicable Laws, to be provided by the Independent Auditor. The Committee should review the proposed fee thresholds for such services and make a recommendation on the fee thresholds for audit services to the Board for approval. The Chair may, and is authorized to, pre-approve non-audit services provided by the Independent Auditor up to a maximum amount of $50,000 per engagement.

31.	The Committee should review the audit plan of the Independent Auditor, including the scope, procedures and timing of the audit.

32.	The Committee should review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit.

33.

The Committee should obtain timely reports from the Independent Auditor describing critical accounting policies and practices applicable to the Corporation, the alternative treatment of information in accordance with International Financial Reporting Standards that were discussed with the CFO, the ramifications thereof, and the Independent Auditor’s preferred treatment, and should review any material written communications between the Corporation and the Independent Auditor.

34.	The Committee should review the fees paid by the Corporation to the Independent Auditor and in respect of audit and non-audit services on an annual basis.

35.

The Committee should review and approve from time to time the Corporation’s hiring policy regarding partners, employees and former partners and employees of the present and any former Independent Auditor.

36.

The Committee should monitor and assess the relationship between the senior officers of the Corporation and the Independent Auditor, and monitor the independence and objectivity of the Independent Auditor.

Other Responsibilities

37.	The Committee should review and assess from time to time the adequacy of this mandate and submit any proposed amendments to the Board for consideration.

38.	The Committee should perform any other activities consistent with this mandate and Applicable Laws as the Committee or the Board considers advisable.

Chair

39.	The Chair should:

a.	provide leadership to the Committee and oversee the functioning of the Committee;

b.

chair meetings of the Committee (unless not present), including in-camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations and decisions of the Committee, and otherwise at such times and in such manner as the Chair considers advisable;

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c.	ensure that the Committee meets at least quarterly in each financial year of the Corporation, and otherwise as is considered advisable;

d.	in consultation with the Chair of the Board (the “Chair”), the Lead Director, if any, and the members of the Committee, establish dates for holding meetings of the Committee;

e.	set the agenda for each meeting of the Committee, with input from other members of the Committee, the Chair, the Lead Director, if any, and any other appropriate individuals;

f.	ensure that Committee materials are available to any director upon request;

g.	act as a liaison, and maintain communication, with the Chair, the Lead Director, if any, and the Board to co-ordinate input from the Board and to optimize the effectiveness of the Committee;

h.	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board;

i.	assist the members of the Committee to understand and comply with the responsibilities contained in this mandate;

j.	foster ethical and responsible decision making by the Committee;

k.

review, together with the other members of the Audit Committee and the Chair of the Board, in advance of public release (i) any earnings guidance, and (ii) any press release containing financial information based upon financial statements and management’s discussion and analysis that has not previously been released, pursuant to the Mandate of the Audit Committee;

l.

consider complaints covered by the Whistleblower Policy, undertake an investigation of the violation or suspected violation of the Code or as defined in the Whistleblower Policy, and promptly report to the Committee and the Board any complaint that may have material consequences for the Corporation and, for each financial quarter of the Corporation, the Chair should report to the Committee and to the Independent Auditor, the aggregate number, the nature and the outcome of the complaints received and investigated under the Whistleblower Policy;

m.	together with the Corporate Governance and Nominating Committee, oversee the structure, composition and membership of, and activities delegated to, the Committee from time to time;

n.	ensure appropriate information is provided to the Committee by the senior officers of the Corporation to enable the Committee to function effectively and comply with this mandate;

o.	ensure that appropriate resources and expertise are available to the Committee;

p.

ensure that the Committee considers whether any independent counsel or other experts or advisors retained by the Committee are appropriately qualified and independent in accordance with Applicable Laws;

h.

facilitate effective communication between the members of the Committee and the senior officers of the Corporation, and encourage an open and frank relationship between the Committee and the Independent Auditor;

i.	attend, or arrange for another member of the Committee to attend, each meeting of the shareholders of the Corporation to respond to any questions from shareholders that may be asked of the Committee;

j.

in the event a Chair is not appointed by the Board at the first meeting of the Board following the annual meeting of shareholders each year, and the position of Chair of the Corporate Governance and Nominating Committee is vacant, serve as the interim Chair until a successor is appointed; and

k.	perform such other duties as may be delegated to the Chair by the Committee or the Board from time to time.

B-5 Torex Gold Resources Inc. | TSX: TXG

APPENDIX “C” – SUMMARY OF TECHNICAL REPORT

Torex Gold Resources Inc. | TSX: TXG

1	EXECUTIVE SUMMARY

1.1	OVERVIEW – EL LIMÓN GUAJES MINE COMPLEX AND MEDIA LUNA PROJECT INTRODUCTION

This technical report (the Technical Report) provides a life of mine plan for the El Limón Guajes Mine Complex (ELG Mine Complex) and Feasibility Study (FS) for the Media Luna Project (ML Project). The ELG Mine Complex and the Media Luna Project are collectively known as the Morelos Complex.

Torex Gold Resources Inc. (Torex) wholly-owns the Morelos Property, a group of seven mineral concessions, covering approximately 29,000 ha, including the Reducción Morelos Norte Concession (26,000 ha) which hosts four deposits, El Limón (which includes El Limón Sur), Guajes (together, referred to as the ELG OP), Sub-Sill and ELD (together, referred to as the ELG UG) and Media Luna (ML), each of which has a Mineral Resource estimate and a Mineral Reserve estimate prepared in accordance with National Instrument 43-101 (NI 43-101). The mineral concessions have been granted for a term of 50 years (Reducción Morelos Norte to 2055). The Morelos Property is wholly owned by Torex through its Mexican subsidiary, Minera Media Luna, S.A. de C.V. (MML). The Morelos Property is in the Mexican State of Guerrero, approximately 180 kilometers southwest of Mexico City, 60 km southwest of Iguala and 35 km northwest of Mezcala. The closest village, Nuevo Balsas, is a small agricultural-based community with a population of approximately 1,700. The Morelos Property is in the Guerrero Gold Belt and the entire 29,000 ha is considered to have significant exploration potential. For the purposes of this Technical Report, the names MML and Torex, and together the Company, are used interchangeably.

The vast majority of the land in the Reducción Morelos Norte concession is owned by Ejidos. Land owned by an Ejido is collectively administered and is held by its members as either common land, which is jointly owned by the members, or as parcels, which are held by individual members.

MML has surface rights to all land required for the operation of the ELG Mine Complex through long-term lease agreements with the Rio Balsas Ejido, the Real del Limón Ejido, Ejido members with ownership of individual parcels, and individuals who own private lands. MML has also secured surface rights to land for the direct development of the ML Project through the signing of long-term lease agreements with the Puente Sur Balsas Ejido and its members with ownership of the individual parcels which cover current exploration and development activities and can be converted to mining of the ML deposit. In addition, MML has long-term lease agreements for camp and water well access with the Atzcala Ejido, and its members with ownership of individual parcels.

In 1995, the former Morelos Mineral Reserve, created in 1983, was divided into a northern and southern portion, and these portions were allocated to mining companies through a lottery system. MML, at that time a joint venture vehicle between Miranda Mining Development Corporation (MMC which was subsequently acquired by Goldcorp Inc.) and Teck Resources Limited (Teck), submitted the winning bid for the Morelos Norte license in mid-1998. Initial work completed by Teck from 1998 to 2008, comprised of initial regional exploration programs, identified El Limón and Guajes deposits in 1999 and completed about 100,000 m of drilling. Torex acquired full control of these deposits through the acquisition of MML. By agreement dated August 6, 2009, Torex acquired 78.8% of MML from Teck and the remaining 21.2% interest in MML was purchased from Goldcorp on February 24, 2010.

There are no significant factors or risks known to Torex that might affect access or title, or the right or ability to perform work on the Morelos Property. However, in the past, MML has experienced illegal blockades from time to time as the local communities adjusted to being part of a large industrial-based economy. The last such blockade concluded in 2018.

Torex has been operating the ELG Mine Complex since 2016, which includes three independent open pits (the ELG OP referred to above) to extract ore from the skarn hosted gold-silver Guajes and El Limón deposits along with an underground mine (ELG UG). The open pits and underground mine feed a centrally located cyanide leach / carbon-in-pulp process plant (CIP), with filtered tailings deposited just to the west of the ELG Process Plant. The ELG

Process Plant has a design throughput rate of 14,000 tonnes per day (t/d). The plan contemplates the current Mineral Reserves being depleted in 2024. As at year end 2021, the ELG Mine Complex has produced and sold more than 2.2 million ounces (Moz) of gold from 24.4 million tonnes (Mt) of ore. There is a 2.5% royalty payable to the Mexican government on minerals produced and sold from the Reducción Morelos Norte Concession.

While operating the ELG Mine Complex, Torex has carried out work on the ML deposit to support the Mineral Reserve for the development of the FS. The key concepts of the FS are presented below:

•	Approximately 160 km of infill drilling at ML has resulted in the definition of a 25.4 Mt (4.4 Moz AuEq) Indicated Mineral Resource and 23 Mt (3.4 Moz AuEq) Probable Mineral Reserve.

•	Development of the ML Project allows for the mining and processing of additional ore from the ELG UG mine that would otherwise be forfeited due to lack of tonnage to the ELG Process Plant.

•	ML ore will be mined via proven underground bulk stope mining methods.

•

ML ore will be transported to the ELG Process Plant site via an underground conveyor suspended from the back of the Guajes Tunnel. The tunnel will be developed below the Balsas River and will be the primary access connecting the ELG Mine Complex with the ML mine.

•	Access for personnel and material to ML mine will be via the Guajes Tunnel or the two South Portal tunnels.

•	Construction of the Guajes Tunnel, and South Portal tunnels commenced in 2021 as part of the ML early works program.

•

ML ore will be processed through an existing/enhanced ELG Process Plant including a new copper concentrate circuit which will produce a copper-gold-silver concentrate. Copper and iron flotation tailings will be leached to produce doré.

•	Overall metal recoveries are expected to incrementally improve from current levels with the planned ML process design.

•	A Class 3 capital cost estimate has been developed for the ML mine, process, and surface infrastructure.

•

ML mine operating costs have been estimated from first principles using industry standard productivity rates and assumptions. The future process operating costs are well understood due to several years of ELG operational experience.

•	The ML Project shows positive economics with the current ML Mineral Reserves.

•	Future Reserve growth through ongoing exploration is expected to further improve the ML Project’s economics

This Technical Report was prepared by Torex and the following Authors:

•	M3 Engineering & Technology Corporation (M3)

•	SLR Consulting Ltd (SLR)

•	Consultoria e Ingenieria ProMet101 Ltd. (ProMet101)

•	BQE Water Inc. (BQE)

•	BBA E&C Inc. (BBA)

•	Stantec Consulting International Ltd. (Stantec)

•	Paterson & Cooke Canada Inc. (P&C)

•	Golder Associates Ltd. (Golder)

•	JDS Energy & Mining Inc. (JDS)

•	Call & Nicholas, Inc. (CNI)

•	NewFields Mining Design & Technical Services (NewFields)

•	Conrad Partners

These Authors were commissioned by Torex to jointly provide a Technical Report for the Morelos Property that contains the Life of Mine Plan for the ELG Mine Complex and a Feasibility Study of the Media Luna deposit using the ELG Mine Complex infrastructure.

1.2	GEOLOGY, MINERALIZATION AND DEPOSIT TYPES

The Guerrero platform is characterized by a thick sequence of Mesozoic carbonate rocks successively comprising the Morelos, Cuautla and Mezcala Formations and has been intruded by a number of early Tertiary-age granitoid bodies. The carbonate sequence is underlain by Precambrian and Paleozoic basement rocks. The Cretaceous sedimentary rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sedimentary rocks (red sandstones and conglomerates) which partially cover the region.

The Mesozoic succession was folded into broad north–south-trending paired anticlines and synclines as a result of east-vergent compression during the Laramide Orogeny (80–45 Ma). The Property lies at the transition between belts of overthrust rocks to the west and more broadly-folded rocks to the east.

The Morelos Complex is characterized by a structurally-complex sequence of Morelos Formation (marble and limestone), Cuautla Formation (limestones and sandstones) and Mezcala Formation (shale and sandstone) intruded by the El Limón granodiorite stock and later felsic dykes and sills.

At El Limón, gold mineralization occurs in association with a skarn body that was developed along a 2 km- long corridor following the northeast contact of the El Limón granodiorite stock. Significant gold mineralization at El Limón is dominantly associated with the skarn, preferentially occurring in pyroxene-rich exoskarn but also hosted in garnet-rich endoskarn that has been affected by retrograde alteration.

The main El Limón intrusion consists of an approximately peanut-shaped stock of granodiorite composition, which is approximately 6 km long by 2.5 km wide and has a general elongation of N45W. Usually, the skarn is developed along the contacts with this stock, although the important bodies are controlled by major northwest and northeast structures coincident with the Cuautla Formation position and the intrusive contacts. The contact of the intrusion at El Limón, although irregular, is generally quite steep and almost perpendicular to bedding.

The El Limón Sur zone occurs approximately 1 km south of the main El Limón skarn deposit and outcrops on a steep ridge extending down the mountain towards the Balsas River. The El Limón Sur area is underlain by a similar stratigraphic succession as the southeastern portion of the El Limón deposit.

The Sub-Sill zone is located between the El Limón and El Limón Sur ore deposits and under the El Limón sill. At Sub-Sill, several skarns have been identified along the contacts of the carbonate rich sediments and marbles of the Cuautla and Morelos formations and sills of granodiorite interpreted as fingering out from the main El Limón granodiorite intrusion stocks. High grade gold mineralization has been intercepted in all the different skarn horizons, mainly associated with exoskarns with retrograde alteration.

Structurally, the Sub-Sill as well as El Limón and El Limón Sur zones are hosted in a graben bounded by La Flaca fault to the west and the Antena fault to the east, and both are potential feeders for the mineralization.

The Guajes East zone is developed in the same lithologies on the opposite side of the same intrusion present at El Limón. Drilling indicates that the skarn development at Guajes East is 300 m wide, up to 90 m thick, and is continuous along at least 600 m of the northwest edge of the intrusion.

The Guajes West zone is located along the northwest contact of the El Limón granodioritic stock. Surface geology is represented by the hornfels–intrusive contact with some local patchy and structure-controlled skarn occurrences. The skarn formed at the contact between hornfels and marble; however, in addition to proximity to the granodioritic stock there are numerous associated porphyritic dykes and sills.

The ML deposit is located on the south side of the Balsas River, ~7 km south of the ELG Mine Complex.

The surface geology of the ML area is dominated by Morelos Formation limestone which is intruded by numerous feldspar porphyry dykes and sills.

Systematic drilling has identified a gold-copper-silver mineralized skarn with approximate dimensions of 1.4 km x 1.2 km and ranging from 4 m to greater than 70 m in thickness. Skarn alteration and associated mineralization is open on the southeast, southwest, west and northwest margins of the area.

The regional geology setting outlining the main ELG and ML mineral deposits is shown in Figure 1-1.

Figure 1-1: Regional Geological Setting Showing the El Limón Guajes and Media Luna Deposits

1.3	EXPLORATION

The Morelos Property has been exposed to a wide variety of exploration techniques that include including reconnaissance mapping, 1:5,000 scale geological mapping, systematic 1:500 scale pit mapping and 1:250 scale underground mapping, systematic road-cut, channel sampling, soil and stream sediment sampling, diamond drilling, an airborne ZTEM, magnetic geophysical survey (airborne and drone), and a gravimetry survey.

Exploration work at the Morelos Property has shown that magnetic surveys are highly effective at identifying targets for follow up drilling. Based on the results of exploration activity at the Morelos Property, zones of high magnetic intensity that coincide with the contact between the granodiorite intrusion and sedimentary formations show high potential for mineralization.

Additional exploration has a likelihood of generating further exploration successes particularly down-dip and along strike from of the known deposits. There is also potential for discovery of additional mineralization outside of the known deposits as there are several geophysical targets that warrant follow-up investigation, on both sides of the Balsas River.

In the Qualified Person’s (QP) opinion, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Morelos Property. Exploration and samples have been collected in a manner such that they are representative and not biased. The known deposits are likely to be successfully extended along strike and at depth by following the contacts of the intrusions with the Mezcala/Cuatla and Morelos formations. The ML cluster has the potential to be expanded and current targets may be connected into one larger entity. The lateral limits of this cluster remain un-tested.

1.4	DRILLING

Drilling completed during the Teck ownership, between 2000 and 2008, referred to as legacy drilling, comprised of 619 drillholes (98,774 m), including 558 core holes (88,821 m) and 61 RC holes (9,953 m).

From 2009 until the end of 2021, Torex has completed 3,426 core holes (719,609 m) and 110 RC holes (8,792 m). Drillholes completed within mineralization range in size from NQ to PQ and are designed to intersect the mineralization in the most perpendicular manner as possible. Due to the deep nature of the ML deposit, Torex has employed Directional Core Drilling (DCD) since 2019 to improve drilling precision and to concentrate drillhole meters in, and not above, the deposit.

Drilling at the Morelos Property has delineated multiple zones of continuously mineralized Au and Au-Cu skarn bodies and has been used as the basis of the Mineral Resource Estimate.

In the opinion of the QP, the quality and volume of the drilling, logging, collar and down-hole survey data collected by Torex are appropriate to support the declaration of Mineral Resources at the Morelos Property and no issues were identified in the drilling procedures, data collection and data storage that would have a material impact on the Mineral Resource.

1.5	SAMPLING AND ANALYSIS

Sample analysis techniques varied slightly between drill programs and can be summarized as follows. Samples are dried and crushed to 75% passing 2 mm before splitting. Sub-samples are pulverized to at least 85% passing 75 µm before analysis. Sample pulps are assayed for Au, Cu, Ag and deleterious elements using a variety of standard techniques including fire assay, acid digest, sodium peroxide fusion, gravimetric, and ICP-AES. The appropriate technique is selected according to the element being assayed and the grade obtained by the initial assay.

Certified reference materials and blank samples are inserted into the sample stream for quality assurance and quality control purposes before being sent to the laboratories. Regular check assay programs are carried out on selected samples to check for analytical bias at assay laboratories.

Sample preparation and analytical laboratories used by prior owners included ALS Chemex, Laboratorio Geológico Minero (Lacme), and Global Discovery Laboratory (GDL). Sample preparation and analytical laboratories used by Torex include SGS, Acme, TSL and Bureau Veritas laboratories. All laboratories are independent of the Company.

Samples are always supervised by Torex staff or stored in locked facilities. Samples are transported to laboratories in sealed bags by reputable logistics companies.

In the opinion of the QP, the sample collection, preparation, analysis, QAQC, storage and security at the Morelos Property is aligned with industry best practices and is adequate to support the estimation of the Mineral Resources.

1.6	DATA VERIFICATION

The SLR QP conducted a site visit during which a selection of drillhole data was confirmed spatially (collar location, azimuth, and dip confirmation) and that the logging and analytical results matched with the drill core. A desktop study to confirm analytical results against original assay certificates, and a series of visual and software-based validation checks were also undertaken.

Extensive data verification work was carried out between 2005 and 2017. This was done by reputable consultants such as Amec Foster Wheeler M&M, Analytical Solutions Ltd., and Qualitica Consulting Inc. No significant flaws were found in the data.

In the opinion of the QP, the data provided is adequate to support the estimation of Mineral Resources at the Morelos Property. The QP found no evidence of any tampering, falsification or systematic error in the data used to estimate the Mineral Resource.

1.7	MINERAL RESOURCE ESTIMATE

SLR has prepared updated Mineral Resources for the ML and ELG deposits and adopted the previous Mineral Resource estimate for the EPO area of ML. The effective date for each estimate is October 31, 2021 for ML and EPO, and December 31, 2021 for the ELG Mine Complex.

The Mineral Resources were estimated into seven block models across the Morelos Property, the majority of the grade being hosted in exoskarn and endoskarn lithologies.

At ELG, outlier grades were treated using a grade distance restriction while at ML a traditional grade capping approach was taken. Assays were composited to 3 m, 2.5 m or 1 m within the skarn domains depending on the mining method and block size being used for the area. Grades were interpolated into a whole block or sub blocked model in two or three passes using inverse distance cubed (ID3) or ordinary kriging (OK) to weight each sample.

Mineral Resources are classified into the Measured, Indicated and Inferred categories using a drillhole spacing approach. The criteria to define each category was tailored to each deposit area, and considers geological continuity and understanding, as well as a drillhole spacing study. Both open pit and underground mining methods are considered at the property.

Mineral Resource domains and block models were constructed using Leapfrog Geo and Edge software. Databases and surfaces provided were validated using standard techniques and block models were validated using statistical comparisons, visual reviews, and reconciliation to mine production (where available).

Metal prices were assumed to be US$1,550/oz Au, US$20.00/oz Ag and US$3.50/lb Cu and gold equivalents (AuEq) were calculated using the price ratios in combination with metallurgical recovery. The cut-off grades calculated for each area were 0.9 g/t Au (ELG OP), 2.6 g/t Au (ELG UG) and 2.0 g/t AuEq (Media Luna and EPO).

Using the above the cut-off grades relevant for each deposit and proposed mining method, Measured and Indicated Mineral Resources are estimated to total 46.7 Mt at average gold, silver, and copper grades of 3.41 g/t Au, 19.6 g/t Ag, and 0.66% Cu and containing 5.1 Moz of gold, 29.3 Moz of silver and 677 million pounds (Mlb) of copper. Inferred Mineral Resources are estimated to total 16.2 Mt at average gold, silver and copper grades of 2.17 g/t Au, 25.5 g/t Ag, and 0.95% Cu and containing 1.13 Moz of gold, 13.3 Moz of silver and 340 Mlb of copper. Results are presented in Table 1-1.

Table 1-1: Summary of Mineral Resources at the Morelos Property

Mineral Resources	Tonnes (kt)	Grade			Contained Metal			Gold Equivalent
		Au (g/t)	Ag (g/t)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (g/t)	AuEq (koz)
ELG Open Pits
Measured	5,727	3.89	5.0	0.13	716	919	17	3.93	724
Indicated	11,027	2.37	4.7	0.12	842	1,660	28	2.41	856
Measured & Indicated	16,754	2.89	4.8	0.12	1,557	2,579	45	2.93	1,580
Inferred	812	1.80	3.5	0.08	47	90	1	1.83	48
ELG Underground
Measured	584	7.24	10.0	0.52	136	187	7	7.37	138
Indicated	3,968	6.11	7.1	0.27	779	900	23	6.18	789
Measured & Indicated	4,551	6.25	7.4	0.30	915	1,088	30	6.34	927
Inferred	1,380	4.88	6.2	0.25	217	275	8	4.95	220
Media Luna Underground
Measured
Indicated	25,380	3.24	31.5	1.08	2,642	25,706	602	5.38	4,394
Measured & Indicated	25,380	3.24	31.5	1.08	2,642	25,706	602	5.38	4,394
Inferred	5,991	2.47	20.8	0.81	476	3,998	106	4.05	780
EPO Underground
Measured
Indicated
Measured & Indicated
Inferred	8,019	1.52	34.6	1.27	391	8,908	225	3.97	1,024
Total
Measured	6,311	4.20	5.5	0.17	852	1,106	24	4.25	862
Indicated	40,375	3.28	21.8	0.73	4,263	28,266	653	4.65	6,039
Measured & Indicated	46,685	3.41	19.6	0.66	5,114	29,373	677	4.60	6,901
Inferred	16,202	2.17	25.5	0.95	1,131	13,271	340	3.98	2,071

Notes to accompany the Summary Mineral Resource Table:

1.	CIM (2014) definitions were followed for Mineral Resources.

2.	Mineral Resources are depleted above a mining surface or to the as-mined solids as of December 31, 2021.

3.	Mineral Resources are reported using a gold price of US$1,550/oz, silver price of US$20/oz, and copper price of US$3.50/lb.

4.	AuEq of total Mineral Resources is established from combined contributions of the various deposits.

5.	Mineral Resources are inclusive of Mineral Reserves.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Numbers may not add due to rounding.

8.	The estimate was prepared by Mr. John Makin, MAIG, a consultant with SLR Consulting (Canada) Ltd. Mr. Makin is independent of the company and is a “Qualified Person” under NI 43-101.

Notes to accompany the ELG Mineral Resources:

9.	The effective date of the estimate is December 31, 2021.

10.	Average metallurgical recoveries are 89% for gold, 30% for silver and 10% for copper.

11.	ELG AuEq = Au (g/t) + (Ag (g/t) * 0.0043) + (Cu (%) * 0.1740). AuEq calculations consider both metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit Mineral Resources:

12.	Mineral resources are reported above a cut-off grade of 0.9 g/t Au.

13.	Mineral Resources are reported inside an optimized pit shell, underground Mineral Reserves at ELD within the El Limón shell have been excluded from the open pit Mineral Resources.

Notes to accompany ELG Underground Mineral Resources:

14.	Mineral Resources are reported above a cut-off grade of 2.6 g/t Au.

15.	The assumed mining method is underground cut and fill.

16.	Mineral Resources from ELD that are contained within the El Limón pit optimization and that are not underground Mineral Reserves have been excluded from the underground Mineral Resources.

Notes to accompany Media Luna Mineral Resources:

17.	The effective date of the estimate is October 31, 2021.

18.	Mineral Resources are reported above a 2.0 g/t AuEq cut-off grade.

19.

Metallurgical recoveries at Media Luna (excluding EPO) average 85% for gold, 79% for silver, and 91% for copper. Metallurgical recoveries at EPO average 85% for gold, 75% for silver, and 89% for copper.

20.

Media Luna (excluding EPO) AuEq = Au (g/t) + (Ag (g/t) * 0.011889) + (Cu (%) * 1.648326). EPO AuEq = Au (g/t) + Ag (g/t) * (0.011385) + Cu % * (1.621237). AuEq calculations consider both metal prices and metallurgical recoveries.

21.	The assumed mining method is from underground methods, using a combination of longhole stoping and, cut and fill.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource Estimate.

1.8	MINERAL RESERVES

Updated Mineral Reserves for the ELG Mine Complex and ML deposits were prepared and are described in Section 15. The effective date for the ELG Mine Complex Mineral Reserve estimates is December 31, 2021 and October 31, 2021 for ML.

Metal prices were assumed to be US$1,400/oz Au, US$17.00/oz Ag and US$3.25/lb Cu and gold equivalents (AuEq) were calculated using the price ratios in combination with metallurgical recovery. The in-situ cut-off grades calculated for each deposit were 1.2 g/t Au (ELG OP), 3.58 g/t Au (ELG UG) and 2.4 g/t AuEq (ML) for longhole stoping. ELG OP applies an in-situ 1.1 g/t cut-off grade for Low Grade Ore that is stockpiled for future processing upon depletion of the open pit deposits. ELG UG mine applies an in-situ 1.04 g/t cut-off grade for Incremental Ore that is mined as development in the designed mine openings.

The Mineral Reserve estimates were prepared solely on Measured and Indicated Mineral Resources, with provisions for mine dilution and recovery. Any Inferred Mineral Resources included within the mine designs is treated as waste rock material.

The ELG OP Mineral Reserve estimates were prepared using HexagonTM MinePlan 3D software and underground Mineral Reserves were prepared using Deswik software. Relevant and appropriate economical and geotechnical parameters were applied to each deposit to identify mineable shapes from the respective Mineral Resources models.

Using the above cut-off grades relevant for each deposit and proposed mining method parameters, Proven and Probable Mineral Reserves are estimated to total 40.9 Mt at average gold, silver, and copper grades of 2.90 g/t Au, 16.3 g/t Ag, and 0.55% Cu and containing 3.82 Moz of Au, 21.4 Moz of Ag and 495 Mlb of Cu. The Proven Reserves include a total of 4.8 Mt of stockpiled ore at average gold, silver and copper grades of 1.35 g/t Au, 3.1 g/t Ag, and 0.07% Cu and containing 0.21 Moz of Au, 0.5 Moz of Ag and 7 Mlb of Cu. Results are presented in Table 1-2.

Table 1-2: Mineral Reserves Statement, Morelos Property

Mineral Reserves	Tonnes (kt)	Grade			Contained Metal			Gold Equivalent
		Au	Ag	Cu	Au	Ag	Cu	AuEq	AuEq
		(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)	(g/t)	(koz)
ELG Open Pit
Proven	4,900	3.95	4.6	0.14	623	719	15	4.00	630
Probable	5,471	2.35	4.5	0.12	414	784	15	2.39	421
Proven & Probable	10,371	3.11	4.5	0.13	1,037	1,503	30	3.15	1,051
ELG Underground
Proven	110	7.23	10.5	0.59	25	37	1	7.38	26
Probable	2,566	5.68	5.7	0.22	469	474	13	5.74	474
Proven & Probable	2,675	5.74	5.9	0.24	494	511	14	5.81	500
Media Luna
Proven	—	—	—	—	—	—	—	—	—
Probable	23,017	2.81	25.6	0.88	2,077	18,944	444	4.54	3,360
Proven & Probable	23,017	2.81	25.6	0.88	2,077	18,944	444	4.54	3,360
Surface Stockpiles
Proven	4,808	1.35	3.1	0.07	209	484	7	1.38	213
Probable	—	—	—	—	—	—	—	—	—
Proven & Probable	4,808	1.35	3.1	0.07	209	484	7	1.38	213
Total
Proven	9,817	2.72	3.9	0.11	858	1,240	23	2.75	869
Probable	31,054	2.96	20.2	0.69	2,959	20,202	472	4.26	4,254
Proven & Probable	40,871	2.90	16.3	0.55	3,817	21,442	495	3.90	5,123

Notes to accompany the Mineral Reserves Estimate table:

1.	Mineral reserves were developed in accordance with CIM (2014) guidelines.

2.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content Surface Stockpile Mineral Reserves are estimated using production and survey data and apply the ELG AuEq identified in Note 14.

3.	AuEq of Total Reserves is established from combined contributions of the various deposits.

4.	The qualified person for the Mineral Reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., Director of Mine Technical Services.

5.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the Mineral Reserve estimates

Notes to accompany the ELG Open Pit Mineral Reserves:

6.	Mineral Reserves are founded on Measured and Indicated Mineral Resources, with an effective date of December 31, 2021, for ELG Open Pits (including El Limón, El Limón Sur and Guajes deposits).

7.	El Limón and Guajes Open Pit Mineral Reserves are reported above a diluted cut-off grade of 1.1 g/t Au.

8.	El Limón Guajes Low Grade Mineral Reserves are reported above a diluted cut-off grade of 1.0 g/t Au.

9.	It is planned that ELG Low Grade Mineral Reserves within the designed pits will be stockpiled during pit operation and processed during pit closure.

10.	Mineral Reserves within the designed pits include assumed estimates for dilution and ore losses.

11.	Cut-off grades and designed pits are considered appropriate for a metal price of $1,400/oz Au and metal recovery of 89% Au.

12.	Mineral Reserves are reported using a gold price of US$1,400/oz, silver price of US$17/oz, and copper price of US$3.25/lb.

13.	Average metallurgical recoveries of 89% for gold and 30% for silver and 10% for copper.

14.	ELG AuEq = Au (g/t) + Ag (g/t) * (0.0041) + Cu (%) * (0.1789), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Underground Mineral Reserves:

15.	Mineral Reserves are founded on Measured and Indicated Mineral Resources, with an effective date of December 31, 2021, for ELG Underground (including Sub-Sill and ELD deposits).

16.	Mineral Reserves were developed in accordance with CIM guidelines.

17.	El Limón Underground Mineral Reserves are reported above an in-situ ore cut-off grade of 3.58 g/t Au and an in-situ incremental CoG of 1.04 g/t Au.

18.	Cut-off grades and mining shapes are considered appropriate for a metal price of $1,400/oz Au and metal recovery of 89% Au.

19.	Mineral Reserves within designed mine shapes assume mechanized cut and fill mining method and include estimates for dilution and mining losses.

20.	Mineral Reserves are reported using a gold price of US$1,400/oz, silver price of US$17/oz, and copper price of US$3.25/lb.

21.	Average metallurgical recoveries of 89% for gold and 30% for silver and 10% for copper.

22.	ELG AuEq = Au (g/t) + Ag (g/t) * (0.0041) + Cu (%) * (0.1789), accounting for metal prices and metallurgical recoveries.

Notes to accompany the Media Luna Underground Mineral Reserves:

23.	Mineral Reserves are based on Media Luna Indicated Mineral Resources with an effective date of October 31st, 2021.

24.	Media Luna Mineral Reserves are reported above a diluted ore cut-off grade of 2.2 g/t AuEq.

25.	Media Luna cut-off grades and mining shapes are considered appropriate for a metal price of $1,400/oz Au, $17/oz Ag and $3.25/lb Cu and metal recoveries of 85% Au, 79% Ag, and 91% Cu.

26.

Mineral Reserves within designed mine shapes assume longhole stoping, supplemented with mechanized cut and fill mining method and includes estimates for dilution and mining losses as outlined in Section 16.4.4.4.5.

27.	Media Luna gold equivalent (AuEq) = Au (g/t) + Ag (g/t) * (0.011188) + Cu (%) * (1.694580), accounting for metal prices and metallurgical recoveries.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Reserve Estimate.

1.9	MINING METHODS

1.9.1	ELG Open Pit - Mining Method

The ELG OP mine plan was prepared based on established parameters and capacities for existing operations. ELG OP applies a conventional truck and shovel mining method. Open pit mining operations for the El Limón and Guajes pits are executed using the Owner’s open pit mining fleet and a contractor maintenance workforce, with some support of specialized contractor services. The El Limón Sur open pit operations are executed entirely by contractor workforce and equipment. All open pit operations are supported by owner’s supervision and Technical Services.

1.9.2	ELG Underground - Mining Method

The ELG UG mine plan was prepared based on established parameters and capacities for existing operations. ELG UG consists of the El Limón and Sub-Sill deposits and applies cut and fill mining method with consolidated rockfill as backfill. Underground mining operations are executed using contractor workforce and equipment, supported by Owner’s supervision and its Technical Services.

An infill drilling and step out drilling program is planned in 2022 to explore the immediate area near Sub-Sill and El Limón Deep, with the goal of upgrading and discovering additional resources to sustain and extend mining operations beyond the current mine life.

1.9.3	Media Luna Underground – Mining Method

The ML Underground mine is designed for an average production capacity of 7,500 t/d, predominately using a mining method of longhole stoping with paste backfill, supplemented by mechanized cut and fill stoping where appropriate.

The ML Underground mine will be a fully mechanized operation with the primary access to the mine via the Guajes Tunnel. The Guajes Tunnel will have a length of approximately 6.5 km, creating an underground connection between the ELG Mine Complex and the ML mine. The ELG site will continue to serve as the base of mine operations. Two additional South Portal tunnels will provide access from the ML mine to the internal mine ramp. These three access tunnels will equally serve as fresh air intakes for the mine ventilation, with exhaust air leaving the mine through two designated ventilation adits, each equipped with two fans to create a ventilation pull system. Construction of the Guajes and South Portal tunnels commenced in 2021 as part of the ML early works program.

The ML Underground mine is designed for bulk mining from 6 active mining blocks, each set up with dedicated infrastructure to sustain continuous production of ore from stopes. The ML deposit has a dip that is suitable to benefit from sub-vertical ore and waste passes to move broken material efficiently between levels by gravitational force. The material handling system is designed to minimize the requirement for rehandling by mobile equipment. Each mining block will consist of several production levels, with dedicated infrastructure constructed in the footwall drift of each level. All production levels will be accessible from the internal mine ramp.

Broken ore and waste will move through a system of sub-vertical passes to rock breaker stations equipped with grizzlies. From the rock breaker stations, the sized material will continue on to the conveyor transfer level to dedicated ore and waste bins, where the material is then fed onto the Guajes Tunnel conveyor system. The Guajes Tunnel conveyor system will transport ore and waste through the tunnel from the ML mine to the ELG Mine Complex. The conveyor will terminate outside the portal of the Guajes Tunnel, from where ore and waste will be rehandled to its final destination.

A dedicated paste backfill plant will be constructed outside of South Portal Upper. The plant will be supplied with slurry tailings from the ELG processing facility, which will be pumped from the ELG Mine Complex through the Guajes Tunnel and up to the paste plant. Binder will be supplied to the paste plant via surface transportation. Paste backfill will be pumped into the mine through a directionally driven borehole that intersects with the South Portal tunnel. The piping is routed through the underground workings, branching off to stopes in the Media Luna Upper and Media Luna Lower orebodies.

ML mining operations will be executed using an Owner’s workforce and mobile fleet, with support of specialized contractor services. Mine personnel will principally use the existing ELG Mine Complex as their base and travel underground to their assigned worksite through the Guajes Tunnel. Both the longhole mining method and owner-operated underground mining activities are a change from the existing contractor-operated underground mining operations at ELG Mine Complex. A workforce transition strategy will be developed as part of the project execution to enable operators from the open pit mining operations to join the ML workforce after open pit mining operations have ceased, and appropriately implement a recruitment plan to meet the mine and scheduling requirements.

The mobile fleet will be a hybrid fleet of mostly Battery-Electric Vehicles (BEVs) with support from a diesel mobile fleet. Battery-electric production equipment will significantly reduce the requirement for ventilation underground and provide an improved work climate for the workforce due to the absence of diesel particulate matter and engine heat. The implementation of BEVs will also support the Company’s intentions to reduce carbon consumption as part of a longer-term climate change strategy currently under development.

Infill drilling and step out drilling is planned in 2022 and future years to explore the immediate area near ML, with the goal of upgrading and discovering additional Mineral Resources to sustain and extend mining operations beyond the estimated mine life.

1.10	MINERAL PROCESSING AND METALLURGICAL TESTING

The existing ELG Process Plant will be used to process ELG OP and ELG UG ores until the end of Q3 2024. From Q4 2024, a new processing facility that will be able to process the high grade copper sulphides from the ML ores will be put into operation. The use of the new facilities will allow for an increase in recovery of the gold and silver over and above the existing facility and achieve high recoveries of a saleable copper concentrate. The predicted recoveries for the two process facilities when treating the different feed materials are presented in Table 1-3. The proposed ML process facility will be used to process ELG OP ores as required and when operated, in that condition the recoveries will revert back to the current performance as no copper concentrate will be produced. The predicted recoveries for each mine zone when processed through the facilities are incorporated to the mine and financial plans to achieve the overall predicted LOM recoveries.

Table 1-3: Process Facility Recoveries on ELG OP/UG and ML ores

Process Facility and Feed Type	Recoveries
	Gold	Silver	Copper
ELG Current Process Facility with ELG OP/UG feed (Q2 2022 to Q3 2024)	89.0%	30.0%	10.0%
Media Luna Proposed Process Facility with ELG UG and ML feed (Q4 2024+)	90.0%	86.0%	93.0%
Average LOM Recovery	89.8%	80.5%	86.4%

1.10.1	Processing the ELG Ores and Metal Recoveries

The ELG Processing Plant has been in operation since the end of 2015 and has processed over 24.4 Mt of ore to produce over 2.2 Moz of gold to December 2021. Since declaration of commercial production gold recovery has averaged 87.3% (range of 63 – 91%) and silver has averaged 26.3% (range of 3 – 46%). The average gold recovery for 2021 was 88.3%, and for silver was 30.6%. The simplified process flowsheet is presented in Figure 1-2. The milling rate for the year in 2021 was on average 12,362 t/d, with a product size of 80% passing 92 µm.

Figure 1-2: Existing ELG Process Flowsheet

Cyanide leaching followed by carbon in pulp (CIP) adsorption continues to be an effective recovery process for the ELG OP ores. However, elevated levels of iron in the feed was identified as the source of increased cyanide consumption with measures put in place to mitigate this via pre-oxidation using liquid oxygen injection. The impact of soluble copper on cyanide consumption has been mitigated to a reasonable extent via the operation of the SART process. The implementation of the SART plant in 2018 resulted in the recovery of 89.1 tonnes per month of copper in SART.

1.10.2	Media Luna Mineral Metallurgy and Proposed Processing Facility

The ML ores contain elevated levels of copper, primarily in the form of chalcopyrite that is amenable to recovery via flotation processes. The value of the copper in the feed represents approximately 30% of the economic value of the mineralized ores from the Media Luna deposit.

An extensive metallurgical testing program for the FS followed the initial evaluation as part of the preliminary metallurgical program. This was carried out on fresh drill core obtained as part of the infill drilling program, with spatial and grade variability used to ensure samples were representative. As part of the metallurgical testing the optimum conditions for processing to maximize copper recovery, copper concentrate grade, silver and gold recovery was carried out. In addition, an extensive evaluation into the deportment of deleterious elements (Bismuth, Arsenic, Zinc and Cadmium) to the copper concentrate was carried out. The depression of these elements to minimize the impact of smelter penalties was explored in detail, but due to relatively high grades of these elements in the feed, penalties will be payable.

The preferred process flowsheet to treat the ML ores will be to use sequential flotation in which a saleable copper concentrate is recovered first and then followed by the recovery of a metal sulphides concentrate stream (Fe-S). The iron sulphides have been shown to be the primary cause of increased cyanide consumption in the existing ELG facility whenever underground material that is similar to that of the ML ores is fed to the process facility. These contain reactive Pyrrhotite which consumes both oxygen and cyanide in the leach circuits thereby increasing cyanide consumption and also at times reduced gold recovery. Metallurgical testing on both ELG and ML ores consistently showed that recovering iron sulphides into a separate concentrate stream via flotation and separate leaching from a low sulphide tails could result in reduced cyanide consumption and increased gold recovery. The increased gold recovery comes from the ability to regrind the iron sulphide concentrate to 80% passing 30 µm versus the operating primary grind size of 80-100 µm.

Figure 1-3: Proposed ML Process Flowsheet

For ML and ELG UG mineralized material, laboratory tests indicate expected overall recoveries of 93.0% for copper, 90.0% for gold and 86.0% for silver should be obtained from an integrated flotation and leaching circuit. The significant increase in recovery of silver is due to the physical association of silver with chalcopyrite with the bulk of the silver recovery to report to the copper concentrate. Gold recovery is expected to increase as a result of the ability to recover gold associated with metal sulphides and regrind these prior to leaching.

The process flowsheet will maximize reuse of the existing circuit as far as possible and repurpose equipment to minimize capital costs. The crushing and primary grinding circuits will be used with minimal modifications. A new flotation circuit will generate three flotation products, with the copper concentrate to be filtered and trucked off site for smelting. The new iron sulphide flotation circuit will generate a low sulfur grade flotation tails stream which will be fed to the existing leach and gold recovery circuits. The high sulfur content iron sulphide concentrate will be reground and fed through a dedicated leach circuit using the existing repurposed leach tanks, with the product to be fed to the horizontal belt filters to recover pregnant solution with elevated gold and copper in solution. This stream will be sent directly to the SART plant to recover copper and silver and regenerate cyanide that will be complexed with the soluble copper. The product from the SART plant will be fed to the modified existing CIC circuit to recover gold which will also be fed to the ADR plant.

A key change will be required to be made to the process water circuits for the new ML circuit. The existing process water contains cyanide as part of the original design, and this will need to be changed as cyanide in the flotation circuit would depress the copper minerals. Two new water circuits will be configured, using the existing process facilities, in addition to the installation of a new water treatment plant to ensure that any excess cyanide containing water is converted to cyanide free water for feed to the grinding and flotation circuits.

The existing tails pressure filters will not be used in the future, but instead tails will be sent to either the paste plant or a new tails thickener at the Guajes portal area for thickening and deposition in the Guajes west pit. The generation of the high and low iron sulphide content flotation tails streams will be used to maximize the placement of high sulphide material as paste backfill in the underground mine, as much as practical.

The new copper and iron flotation circuits along with a water treatment plant will be constructed at the ELG Mine Complex to support the ML Project. The flotation circuit will be located between the existing ELG coarse ore stockpile dome and tailings filter building and the water treatment plant will be located near the existing SART facility. Coinciding with the copper flotation plant commissioning, the tailings disposal will change from filtered tailings within the Filtered Tailings Storage Facility (FTSF), to slurry tailings deposition into the mined out Guajes West Pit, termed the Guajes Pit Tailings Storage Facility (GTSF).

Due to the challenges being faced by the existing operation with regards to high cyanide consumption and the presence of pyrrhotite in the feed, the construction of the iron sulphide facility and associated water treatment plant is to be accelerated ahead of the main flotation circuit. Installing the early Fe-S circuit will help to de-risk the main ML Project as the conversion of the water systems and separate leach circuits will have been completed and commissioned by the time the ML Project is ready for commissioning. The iron sulphide facility has a planned commissioning timeline of Q1 2024.

1.10.3	Process Plant Feed

The mineralized ores to be fed to the process facility from mining operations from April 2022 through to Q3 2024 will include open pit and underground ELG ores, and from Q4 2024 to LOM underground ores from both ELG and ML, and ELG stockpile material. The construction of the new ML process facilities will allow for the transition from the existing mill feed of ELG OP and UG ores to the production of copper concentrate from both ELG UG and ML ores. This is in addition to the production of doré and SART copper precipitate. The Media Luna process facility will, however, still be able to process the low copper content ELG OP and stockpile ores by bypassing the copper flotation circuit and making use of the iron sulphide recovery and separate leaching circuits. Figure 1-4 presents the mine production from 2022 to 2033, and Figure 1-5 presents the ore to be processed including stockpile reclaim material.

The process facility design capacity will be reduced to 10,600 t/d to suit the ML mine capacity and remaining ELG UG and stockpile materials.

Figure 1-4: Morelos Complex Mine Ore Production

Figure 1-5: Morelos Complex Ore Processed

The recovery of copper concentrate from the Media Luna and ELG UG ores will result in an increase in gold equivalent production once the new process facility is commissioned. The production profile including the contribution from copper and increased silver recovery is presented in Figure 1-5. Gold equivalent production/sold is calculated by adding the gold equivalent values for copper and silver to gold. Gold equivalent for copper is calculated by multiplying copper production/sold by the underlying copper price and then dividing by the underlying gold price. Gold equivalent for silver is calculated by multiplying silver production/sold by the underlying silver price and then dividing by underlying gold price.

Figure 1-6: Morelos Complex AuEq Production

It should be noted that the mill feed and resulting gold production as shown in Figure 1-4 through Figure 1-6 include full year production through 2022, while the Morelos Complex financial model and economic criteria as presented within this Technical Report are presented on a go-forward basis as of Q2 2022.

1.11	NON-PROCESS INFRASTRUCTURE

Both the ELG Mine Complex and Media Luna deposit are located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala and Cuernavaca. The nearest port is Acapulco, Mexico.

The ELG Mine Complex on-site infrastructure is focused on the open pit and underground mines and includes the administration, process plant, crusher, and mine operation infrastructure. The ELG Process Plant is located north of the West Guajes pit and northwest of the El Limón pit. The facilities are all outside a 500-m blast radius from the pits, except for the El Limón Crusher and RopeCon conveyor. The infrastructure was constructed by leveling existing hills to provide relatively flat areas for the facilities. The process plant is on one leveled hill area and the mine truck shop is located on another leveled ridge area. The Guajes crusher structure is located on the same ridge as the truck shop and set into the side slope of the ridge. The crushed ore stockpile is located on grade between the crusher and the process plant. The administration and warehouse are located on benches adjacent to the ELG Process Plant.

The ELG infrastructure is currently operating and no major additions are required to service the ELG LOM needs. The water required for the ELG Mine Complex is supplied from a purpose-built well field which has more than enough capacity to handle the existing ELG LOM needs.

The ML Project surface infrastructure makes significant use of the existing ELG Mine Complex infrastructure to reduce environmental impact, reduce capital expenditures, and to utilize the secure ELG work area. During operations, the primary access into the ML Underground mine will be via the 6.5 km Guajes Tunnel from ELG under the Balsas River, and two access tunnels from the ML south portals located in the ML exploration area south of the Balsas River. A conveyor system will be utilized to transport ore from the ML Mineral Resource to the ELG Mine Complex through the Guajes Tunnel. Access to the ML south portals is via an existing road from the town of Mezcala to the village of San Miguel, portions of which will be upgraded to meet the higher traffic demands during project development and operations.

Additional wells at the ML South Portal area will supplement development work for the ML mine until there is connection to ELG through the Guajes Tunnel, at which time mine service water will be from the mine service water recycling ponds located at either the Guajes East pit, or South Portal Upper sediment pond.

1.11.1	Access

Access to the ELG Mine Complex is via two routes; from the north by narrow, paved highway from Iguala and from the east by the East Service Road which connects the ELG Mine Complex to Highway I-95. The ELG Mine Complex is mainly accessed from the East Service Road (ESR) which was purposely built for the mine to accommodate the movement of all supplies and most personnel to and from the mine. The main well field, power supply and permanent camp are located along the ESR. Access to the mine is controlled with a guardhouse located at the entrance to the main process plant at the termination point of the ESR. All mine supplies, including cyanide, are transported along the ESR.

Access to the ML Project is currently from highway 95 along an 18 km paved road from Mezcala, which passes near the Los Filos Mine. The route becomes a small gravel road for 5 km from the village of Mazapa to San Miguel, and the gravel portion of this route will be widened and upgraded for the ML Project construction and operations period.

Both the ELG Mine Complex and ML deposit are located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala, and Cuernavaca. The nearest port is Acapulco, Mexico.

1.11.2	Camps

The Permanent Camp for Owner’s operations personnel (termed VLO) is located approximately 15 km from the main gate at the process plant, along the ESR. An additional on-site camp (termed 916 Camp) has been constructed adjacent to the ELG Process Plant for use by visitors, contractors or in times when access to the complex is restricted. The Atzcala camp area will house project personnel working on the construction at the ELG Mine Complex along with space for contractors to setup their own camp facilities.

Camps for the ML mine development and operation are located approximately 500 m southeast of the San Miguel community and consist of 3 separate areas; the MML camp, the Drilling Contractor camp, and the Mine Contractor camp. As part of an early works program, the first extension to the existing MML camp as well as the establishment of the underground development contractor’s camp have been completed.

1.11.3	Water Supply

Water supply for ELG Mine Complex is from 3 wells developed near the village of Atzcala approximately 11 km east of the mine site and the water is pumped to the ELG Process Plant via a 14.5 km pipeline. Water from the Atzcala well field is used for the camp, process water for the mining and plant operation, dust control on the roads as well as domestic use at the mine and plant site. This water is also used as potable water after treatment. Package water treatment plants are being utilized to treat all potable water needs.

For the Media Luna mine development period, five production wells are currently being used to supply the exploration drilling, early works construction, and camps on a specified daily pumping schedule. To reduce well use, a water recycling system will be installed to enable re-use of mine water and to also take advantage of the natural runoff water collected in the ponds during the wet season. Once the mine is connected to ELG Mine Complex through the Guajes Tunnel, the main source of water supply for underground development will be from the ELG water sources, allowing for reduced consumption from the ML wells.

1.11.4	Power

Power is supplied to the ELG Mine Complex at 115 kV from a transmission line that is within two kilometers of the complex site. A switching station (CFE Balsas Substation) has been constructed at the base of the 115 kV line, followed by a two kilometers transmission line extending from this line to a substation located at the mine site. The switching station is powered by an existing 115 kV power line from the CFE El Caracol Substation. The connected load for the facility is 40 MW with a demand of 30 MW.

A connection to the 230 kV national electrical system will have to be installed in order to serve the additional load of the ML Project. The system will consist of a new 230 kV switchyard that will connect to an existing national electrical system 230 kV overhead line, a 230 kV powerline, and a 230 kV substation located at the existing ELG Mine Complex.

1.11.5	Waste Rock Storage Facilities

The Guajes North Waste Rock Storage Facility (WRSF) has been extended across the downslope side of the FTSF as additional support for the tailings.

The El Limón Norte and El Limón Sur WRSFs comprise the two main ELG WRSFs and are being developed by end dumping from platforms located at the crest elevation (descending construction sequence), since bottom-up construction is not considered practical due to the large elevation difference between the El Limón and El Limón Sur open pits and the base of the WRSFs. Individual phases can exceed 200 m in height with material placed at the angle of repose (1.4H:1V). At closure, the WRSF slopes will be re-graded to 2H:1V for long-term stability.

Surface water management includes diversions to limit flow towards tipping faces and basal flow-through drains. Drainage from all of the WRSFs is being collected in surface water management ponds.

Two WRSFs will be available to store waste rock near the ML South Portals prior to connection with the Guajes Tunnel. The South Portal WRSF will store approximately 700,000 tonnes and the West WRSF will store approximately 870,000 tonnes. Each WRSF will be constructed in an ascending construction sequence with 30 m lifts placed at angle of repose (1.4H:1V) with setbacks between lifts to establish an overall 2H:1V slope. Surface water management includes perimeter drainage channels to collect surface water run-off and basal flow through into sedimentation ponds at the toe of the facilities. Final closure activities would include contour drain construction on any remaining benches with periodic downslope drains contoured into bench faces to deliver rainfall runoff to the toe.

1.11.6	Tails Management Facilities

Currently, the tailings are filtered, placed and compacted in the FTSF which is located southwest of the process plant and northwest of the Guajes open pit. To date, over 24 Mt of tailings have been placed in the FTSF. Tailings will continue to be deposited in the FTSF through 2024 until the ML operations commence and the GTSF is permitted. If needed, the FTSF can be expanded vertically and laterally to contain ML tailings.

The plan for tailings management from the processing of the ML Mineral Reserve is to place tailings in one of two locations, the Guajes Pit, and as paste backfill in the underground mine. The Guajes Pit shell has a storage capacity of approximately 17.3 Mt for tailings storage.

The tailings stream reporting to the GTSF will be primarily Fe-S Tails. Occasionally, a small amount of Fe-S Cons will be combined with the Fe-S Tails tailings stream, with a maximum ratio of 20% Fe-S Con to 80% Fe-S Tails and an average of approximately 10% to 90%. More than half of the Fe-S Cons will be directed into the paste backfill.

The GTSF is designed with engineering controls including a base drainage system and a lining system on non-natural areas of the pit rim. Instrumentation will be used to monitor the pit wall stability as the tailings rise. Downstream groundwater monitoring wells, that can be converted to pump back wells, are included in the design to provide an adaptive management strategy to safely contain the slurry tailings from the ML operations. The GTSF has been designed in accordance with the new Global Industry Standard on Tailings Management (GISTM).

1.11.7	Water Management

Torex maintains an Operational Water Management Plan that provides detailed information on current water monitoring and management systems at the ELG Mine Complex and Media Luna, as well as information on planned water management systems for the ML Project when the underground mine becomes operational. Key water management tools include a Web-GIS Dashboard for data management, access, and team collaboration and a site-wide water balance model to evaluate the movement of water and estimate water storage and flow rates at major mine facilities.

The water management system includes four sediment ponds that receive contact water that requires treatment for sediment load prior to discharge to the environment. Contact water from the FTSF and plant site are collected in three ponds (Ponds 1, 2, and 3), which are pumped to the Central Water Pond (CWP) for use in the mill. FTSF contact water includes runoff from the FTSF surface, underdrain flow, and seepage that is collected below the pond dams. Water demands exceed the supply of water that is collected and recycled in water management ponds, so freshwater from the Atzcala well field is used to augment supply.

The operation of the ML Project will primarily impact tailings storage at ELG, increase the amount of water that needs to be managed due to the addition of excess mine dewatering flows from the ML Mine to the ELG Mine Complex, and potentially reduce the quantity of water required from the existing Atzcala well field. Excess water from the ML Underground mine will be piped through the Guajes Tunnel to the Guajes East Pit where it will be stored for use by mine services or for process makeup water. ELG contact water reporting to Ponds 1, 2, 3 and the CWP will remain in operation during the ML Project. Effective pond management will be important and will involve prioritizing the use of reclaimed pond water in the plant during the wet season, rather than the use of fresh water from the Atzcala well field.

Two sediment ponds, a decant pond, and a sump will be constructed at ML to capture runoff from the portal and waste rock areas. The water will be used for mine services and dust control at ML.

1.12	ENVIRONMENTAL AND SOCIAL PERMITTING AND STUDIES

The ELG Mine Complex complies with Mexican federal, state and municipal environmental laws and regulations. Mexico has established environmental laws and regulations that apply to the development, construction, operation and closure of mining projects, and the Company has management systems in place to ensure ongoing regulatory compliance at the existing operations and ML Project. Of particular importance are the air, surface water and groundwater quality monitoring programs. An environmental compliance report is submitted annually to the Mexican environmental authority. There are no active violations of environmental compliance.

The Company has authorized permits allowing for operations at the ELG Mine Complex and the early works outside of the existing permit boundary to access the Media Luna deposit. The most recent modification of the permit (‘MIA-Modification’) authorized the construction of the South Portal Upper and Lower on the south side of the Balsas River, as well as the Guajes Tunnel under the Balsas River subject to consultations with the national water regulator (CONAGUA), which are currently ongoing. In July 2021, the Company applied for an environmental permit ‘MIA-Integral’ to integrate the ELG Mine Complex and Media Luna environmental authorizations. There are no major technical or social risks that have been identified, and approval is expected in the first half of 2022. A modification to the MIA-Integral will be needed in the future for in-pit tailings disposal. This permit application will be submitted in the second half of 2022.

Other environmental permit applications that have been submitted and are pending authorization include, construction of a landfill on the ML Project, road improvements between Mazapa and San Miguel, additional water concessions at ML Project and sewage discharge permits at Morelos Complex. A permit application is also pending for construction of a new solar plant at ELG Mine Complex, as part of the Company’s broader plans to reduce its carbon footprint.

Additional future non-environmental permit requirements include authorizations from the Federal Electricity Commission to increase the electrical power draw, and to make a connection to the regional 230 kV power line system.

A conceptual closure plan for the integrated Morelos Complex, including the ML Project, was updated based on the Life-of-Mine designs. In general, the closure plan activities include decommissioning, demolition, rehabilitation and post-closure monitoring. Facilities that will remain after closure will be the open pits, the FTSF, the planned in-pit GTSF and WRSFs. The seepage from the FTSF will need to be managed until discharges meet applicable environmental regulatory standards or can be managed passively. The geochemistry study and contaminant transport modeling predictions indicated that long-term seepage management will not be required. After the post-closure monitoring period, the reclaimed lands and remaining facilities will be relinquished to the property owners and members of the Ejido lands. It is expected that the land usage post-closure will be natural habitat for wild flora and fauna, land for livestock grazing and areas of restricted access. The areas of restricted access will be the open pits, the underground mine workings, the GTSF and the FTSF. The current estimated closure cost for the Morelos Complex is $92.6 million.

Environmental, cultural heritage and social baseline studies have been carried out for the initial ELG Mine Complex and for the ML Project. The Morelos Property is in a mountainous, rural area with agriculture, fishing and mining representing the three biggest economic sectors. The presence of the Balsas River has contributed to the biodiversity of the region, and the Morelos Complex is located within one of nine bird conservation areas in the state of Guerrero. The flora and fauna baseline studies identified twenty-six different species that are under special conservation status, including two fauna species that are considered under threat of local extinction, namely the Leopardus wiedii (Margay), which is a small wild cat native to Central and South America, and the Ara militaris (Military macaw), which is a large parrot. No Indigenous peoples have been identified that are impacted by operations at the ELG Mine Complex or the ML Project.

An Environmental Protection Policy and an Environmental and Social Management System have been implemented by the Company with a commitment to meet or surpass environmental regulatory requirements in all exploration, development, mining, and closure activities, while doing zero harm to the natural environment beyond operational boundaries. This policy is currently implemented at the ELG Mine Complex and will extend to development and operations at ML Project. The system includes programs for management of water, wastes, and biodiversity, as well as environmental monitoring programs. As part of the energy and greenhouse gas emissions program, climate change is considered, and emissions inventories are kept. The projected energy use, and associated greenhouse gas emissions, for the ELG Mine Complex and ML Project is comprised of 70% grid electricity, 25% diesel and 4% solar over the Life of Mine. Gasoline and propane will account for less than 1% of consumption. The Company is currently conducting a carbon reductions opportunities study to further identify energy savings and emissions reductions as part of a broader climate change strategy currently under development.

Stakeholder identification and analysis exercises are regularly updated to identify and assess stakeholder concerns. Local communities are considered to have the highest potential impact and influence on operations at Morelos Complex. Relationships with local communities are positive, and the Company has unique community development agreements (CODECOPs) in place with the nine key communities near ELG Mine Complex and two key communities near ML Project. The agreements address local economic development, additional direct community investment, local employment and local procurement initiatives. Criminal activities in the region, or the perception that activities are likely, are a concern in southern Mexico, including in Guerrero. Illegal drug production and transport occurs in the region, which has resulted in violence between criminal organizations. This violence has not been directed at the Company and has not affected the Company’s ability to engage in exploration and mining activities.

The Company has committed to the continuous improvement and disclosure of material environmental, social and governance (ESG) information through its commitment to implement voluntary sustainability standards such as the World Gold Council Responsible Gold Mining Principles (RGMPs), the International Cyanide Management Code (ICMC), “Industria Limpia” (Clean Industry) certification through the Mexican federal agency responsible for the enforcement of environmental laws, and potentially the GISTM. The Company has adopted a Diversity Policy. Currently, 14% of the workforce at site is made up of women, and 18% of the management team in Mexico is comprised of women. The Company has programs in place to attract more women to the workforce.

1.13	CAPITAL COST ESTIMATE

Capital and operating cost estimates have been developed for the ELG Life of Mine planning and the Media Luna Project Feasibility Study. A summary of the total Morelos Complex capital costs is provided in Table 1-4. All capital costs including non-sustaining and sustaining have been assumed on a go-forward basis as of April 1, 2022. The Media Luna initial project capital period is assumed from April 1, 2022 through December 31, 2024. The Media Luna commercial production period is assumed from January 1, 2025 through the end of life of mine in 2033. All Media Luna Project costs incurred prior to April 1, 2022 are assumed sunk costs (estimated at approximately $124M) and are excluded from the project economic analysis. Capital costs have been expressed without allowance for escalation, currency fluctuation, or interest.

Table 1-4: Total Capital Cost Estimate, Morelos Complex, Q2 2022 through 2033

As of April 1, 2022	Units		Q2 2022 to 2024 (Total)	2025+ (Total)	Life of Mine (Total)
Non-Sustaining[1] - Media Luna
Guajes Portal & Tunnel	$	M	75.8	0.0	75.8
South Portals & Tunnels	$	M	40.2	0.0	40.2
Underground Mine	$	M	172.6	0.0	172.6
Process Plant	$	M	98.3	0.0	98.3
Tailings and Paste Plant	$	M	77.8	0.0	77.8
On-Site Infrastructure	$	M	15.0	0.0	15.0
Off-Site Infrastructure	$	M	25.9	0.0	25.9
Sub-total Directs	$	M	505.6	0.0	505.6
Freight and IMMEX	$	M	61.6	0.0	61.6
Contractor Indirects	$	M	20.3	0.0	20.3
Mobilization, Spares, Vendor Support	$	M	26.6	0.0	26.6
EPCM	$	M	81.5	0.0	81.5
Owners Cost	$	M	53.3	0.0	53.3
Contingency	$	M	99.5	0.0	99.5
Sub-total Indirects	$	M	342.8	0.0	342.8

Total Media Luna Non-Sustaining	$	M	848.4	0.0	848.4

Non-Sustaining[1] - El Limón Guajes
ELG Underground - Portal 3	$	M	1.7	0.0	1.7
Sustaining[1]
ELG Open Pit - Capitalized Stripping	$	M	93.7	0.0	93.7
ELG Open Pit - Other	$	M	24.8	0.0	24.8
ELG Underground	$	M	31.1	2.7	33.8
Media Luna Underground	$	M	0.0	266.0	266.0
Process Plant	$	M	22.8	70.0	92.8
Support equipment leases	$	M	10.0	24.0	34.0
Total	$	M	182.4	362.7	545.1

GRAND TOTAL	$	M	1,032.5	362.7	1,395.2

Note 1: These measures are Non-GAAP Financial Performance Measures (collectively, “Non-GAAP Measures”). For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable GAAP financial measure please refer to the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2021, dated February 23, 2022. The MD&A is available on the Company’s website (www.torexgold.com) and under the Company’s SEDAR profile (www.sedar.com). See also Section 2.5– Non-GAAP Financial Measures.

1.14	OPERATING COST ESTIMATE

A summary of the total Morelos Complex operating costs is provided in Table 1-5. All operating costs included have been assumed on a go-forward basis as of April 1, 2022 in order to align with the capital cost estimate time periods described above, and as carried in the project economics. The ELG mines and process plant have been operating since 2016, and their associated costs are well understood. Processing and Site Support costs on a $/t basis will increase incrementally with the Media Luna operation, predominantly due to redistribution of overhead costs with reduced mill throughput. The ML mine operating costs were developed from first principles basis including labor, materials, consumables and energy, using quoted costs or referencing local labor rates and materials costs where applicable. Operating costs have been expressed without allowance for escalation, currency fluctuation, or interest.

Table 1-5: Total Operating Cost Estimate, Morelos Complex, Q2 2022 through 2033

As of April 1, 2022		Q2 2022 to 2024 (Total)	2025+ (Total)	Life of Mine (Total)
Physicals
Total ore mined - ELG Open Pit	kt	9,528	0	9,528
Waste mined - ELG Open Pit	kt	71,121	0	71,121
Total mined - ELG Open Pit	kt	80,649	0	80,649
Total ore mined - ELG Underground	kt	1,404	1,145	2,549
Total ore mined - Media Luna	kt	806	22,210	23,017
Net stockpile drawdowns	kt	887	3,798	4,685

Total Ore Processed	kt	12,624	27,154	39,778

Operating Unit Costs (with PTU)
ELG Open Pit - per tonne mined	$/t	2.81	0.00	2.81
ELG Underground - per tonne ore mined	$/t	96.25	100.56	98.19
Media Luna - per tonne ore mined	$/t	44.77	33.65	34.04
Process Plant - per tonne ore processed	$/t	32.63	35.43	34.54
Site Support - per tonne ore processed	$/t	11.49	14.39	13.47
Operating Unit Costs (without PTU)
ELG Open Pit - per tonne mined	$/t	2.67	0.00	2.67
ELG Underground - per tonne ore mined	$/t	95.10	99.12	96.90
Media Luna - per tonne ore mined	$/t	44.77	33.00	33.42
Process Plant - per tonne ore processed	$/t	31.65	34.78	33.79
Site Support - per tonne ore processed	$/t	10.85	13.98	12.99
Total Operating Cost
ELG Open Pit	$M	215.2	10.9	226.1
ELG Underground	$M	133.7	113.3	247.0
Media Luna	$M	36.8	733.0	769.8
Process Plant	$M	399.6	944.6	1,344.2
Site Support	$M	137.0	379.7	516.7
Transport/Treatment/Refining	$M	12.3	213.4	225.7
Employee Profit Sharing (PTU)	$M	56.7	55.0	111.7
Capitalized stripping	$M	(44.5)	(49.2)	(93.7)
Total Operating Cost	$M	946.8	2,400.7	3,347.5

Total Operating Cost - per tonne processed	$/t	75.00	88.41	84.15

1.15	ECONOMIC ANALYSIS

The results of the economic analysis of the Morelos Complex, including ELG and Media Luna Mineral Reserves, are presented in Table 1-6 below and are as of April 1, 2022. The production plan used in this analysis is based on the proven and probable reserves at ELG and ML. Operating and capital costs were developed using activity based costing and zero-based principles. The sales revenue is based on the production of gold and silver doré, copper/gold/silver concentrate, and copper precipitate and accounts for appropriate payable factors. The estimates of capital expenditures include project capital, sustaining and non-sustaining capital for the remaining Mineral Reserves for ELG and ML. Closure cost estimates were developed by estimating the impact of future disturbance based on the mine plan.

The Net Present Value (NPV) of the Morelos Complex was calculated at an asset level, based on the financial plan developed as indicated above using 5% discount rate. Incremental benefit arising from Media Luna was determined through comparison of two cases above. This analysis reiterated that Media Luna is not only accretive to the combined operation on a standalone basis, but it also enables the processing of 776 kt (@ 5.41 g/t) of ELG UG ore that would otherwise be uneconomic on a standalone basis.

Table 1-6: Morelos Complex Key Financial Metrics – As of April 1, 2022

Metrics as of April 1, 2022	Units		Morelos Complex	ELG Standalone	ML Incremental
Processed
Life of Mine		years	12	4	8
Total ore		kt	39,778	15,931	23,847
Total Payable Sold
Gold		koz	3,294	1,330	1,964
Silver		koz	15,587	661	14,926
Copper		mlb	409	4	405
Gold Equivalent		koz	4,392	1,347	3,045
Operating Costs (life of mine, with PTU)
ELG Open Pit	$	/t mined	2.81
ELG Underground	$	/t mined	98.19
ML Underground	$	/t mined	34.04
Processing	$	/t milled	34.54
Site Support	$	/t milled	13.47
Transport/Treatment/Refining	$	/t milled	5.67
Total cash costs - By-product[1]	$	/oz	545	820
Total cash costs - gold equivalent[1]	$	/oz	809	831
Mine-site all-in sustaining costs - By-product[1]	$	/oz	739	1,015
Mine-site all-in sustaining costs - gold equivalent[1]	$	/oz	954	1,023
Total Capital Expenditures
Non-Sustaining	$	M	850	2	848
Sustaining	$	M	545	184	361
Reclamation and closure	$	M	93
Economics - After-Tax
EBITDA1	$	M	3,503	1,067	2,436
NPV (0% discount rate)	$	M	1,418	590	828
NPV (5% discount rate) - Base Case	$	M	1,040	582	458
NPV (10% discount rate)	$	M	778	572	206
IRR		%			16.1%
Project payback period		years			5.8
Base Case Commodity/Currency Assumptions
Gold	$	/oz	1,600	1,600	1,600
Silver	$	/oz	21.00	21.00	21.00
Copper	$	/lb	3.50	3.50	3.50
MXN/USD			20.00	20.00	20.00

Note 1: These measures are Non-GAAP Financial Performance Measures (collectively, “Non-GAAP Measures”). For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable GAAP financial measure please refer to the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2021, dated February 23, 2022. The MD&A is available on the Company’s website (www.torexgold.com) and under the Company’s SEDAR profile (www.sedar.com). See also Section 2.5 – Non-GAAP Financial Measures.

The life of mine recoveries and the payable metal production are shown in Table 1-7. Note that the metal recovery and distribution shown in this table represent the overall results of the current blended LOM mill feed, and they have been estimated based on metallurgical recoveries as stated in Table 1-3. The new process flowsheet and associated recoveries with the Cu Concentrate circuit will start in Q4 2024 onwards.

Table 1-7: Recoveries and Payable Metal Production – As of April 1, 2022

	Concentrate			Doré / Other			Total
	Au (koz)	Ag (koz)	Cu (klb)	Au (koz)	Ag (koz)	Cu (klb)	Au (koz)	Ag (koz)	Cu (klb)
Existing Processing Plant (Q2 2022 to Q3 2024)
Recovered to				89.0%	30.0%	10.0%	89.0%	30.0%	10.0%
Recovered metal				1,118	529	3,379	1,118	529	3,379
Payable factor				99.96%	99.50%	96.50%	99.96%	99.50%	96.50%
Payable metal				1,117	526	3,254	1,117	526	3,254
Upgraded Processing Plant (Q4 2024+)
Recovered to	56.4%	79.1%	89.0%	33.6%	5.9%	3.0%	90.0%	85.0%	92.0%
Recovered metal	1,380	15,461	407,369	823	1,152	13,850	2,202	16,613	421,218
Payable factor	98.25%	90.00%	96.50%	99.96%	99.50%	96.50%	98.89%	90.66%	96.50%
Payable metal	1,354	13,915	392,325	822	1,146	13,338	2,176	15,061	405,663
Life of Mine
Recovered to	37.3%	72.6%	82.8%	52.5%	7.9%	3.5%	89.8%	80.5%	86.4%
Recovered metal	1,380	15,461	407,369	1,940	1,681	17,229	3,320	17,142	424,597
Payable factor	98.25%	90.00%	96.50%	99.96%	99.50%	96.50%	99.25%	90.93%	96.50%
Payable metal	1,354	13,914.9	392,325	1,940	1,672.6	16,592	3,294	15,587.4	408,917

1.16	OTHER RELEVANT INFORMATION

As part of the current strategy, Torex funds and will continue to fund a multi-million-dollar drilling and exploration budget each year for the Morelos Property. Prospects and exploration targets for the Morelos Property have been divided into two types, Near Mine and District-Scale Exploration Targets. Near Mine are defined to be within the ELG Mine Complex, while district-scale targets are outside of the ELG Mine Complex.

Near mine drilling and exploration at ELG is currently focused in the areas adjacent to the existing infrastructure at the ELG Mine Complex. This includes identification of new resources underneath the pits, and extension of Sub-Sill and ELD underground deposits. As of January 1, 2022, there are 7,500 m of planned underground capital development, which will create suitable access for Infill and Exploration drilling.

Torex, supported by consultants, conducted a district scale target definition utilizing detailed geological mapping and rock-chip sampling, grid-based soil geophysics and detailed geophysical modeling from the property-wide ZTEM-magnetic survey conducted in 2013. Between 2019-2021, a review of the historical targeting and new target generation was conducted. In 2021, two new geophysical surveys were conducted at ML, including a drone magnetic survey to improve the resolution of the magnetic anomalies and a gravimetry survey.

District-Scale exploration targets and prospective areas on the south side of the Balsas River around the ML resource include EPO, EPO North, Media Luna West, Media Luna East, ML02, Todos Santos, and ML04. These targets are referred to as part of the ML cluster. The targets on the north side of Rio Balsas and outside of the ELG Mine Complex includes Esperanza, Querenque, Tecate, and Atzcala.

Approximately $15M has been allocated for District-Scale exploration drilling activities in 2022. From the sixteen district-scale exploration targets, six areas have been prioritized for follow-up work. South of river, the priority targets within the ML cluster include EPO, EPO North and Media Luna West. Three targets are located north of the Balsas River; Esperanza, Querenque and Tecate.

The remaining prospects are at an earlier stage of exploration and the lithologies, structural and alteration controls on mineralization are currently insufficiently understood to support estimation of Mineral Resources. The prospects retain exploration potential and represent significant upside for both mine life and economics.

1.17	CONCLUSIONS AND RECOMMENDATIONS

The ELG and ML deposits are examples of Au and Au-Cu skarn systems. The geology and controls on mineralization are well understood by the site geologists and are appropriate to support the declaration of a Mineral Resource Estimate. The remainder of the property retains exploration potential and continued exploration and drilling is justified to define and expand the resource base at the property. SLR recommends that Torex continue to drill infill holes in the inferred material, and to extend the known mineralization along strike and down dip from the currently defined resources.

The ELG OP mining operations as developed have proven effective in exploiting near surface Guajes and El Limón deposit Mineral Resources. Pit designs and quantities have been updated guided by the results of a pit optimization analysis based on current costs and geological understanding.

The ELG UG operations have been a success since inception, with considerable growth of the reserves over the years due to successful drilling campaigns. There is considerable and real potential for further resources growth and the existing resource base may be suitable for larger-scale production.

Exploration work since 2015 has resulted in an increase in the Mineral Resources at ELG UG, leading to a high-grade Mineral Reserve estimate based on a mechanized cut and fill mine design. The current mining method is appropriate and successful from the operational point of view; however, there remains room for improvement in terms of production increase, productivity improvement, cost reduction, and utilization of resources. The addition of Portal 3 will enhance the ventilation, backfill and hauling systems at the ELG UG once it is completed. Based on financial, exploration success and ELG UG performance in the previous years to date, it is recommended that Torex continue with the production increase /improvement initiatives.

The geometry and rock mass quality make ML amenable to extraction using longhole stoping and mechanized cut and fill mining methods with paste backfill. The steady state production rate of 7,500 t/d is seen to be attainable based on the current level of understanding of the ML deposit.

The ML mine development and mining methods are safe and highly mechanized, they use common equipment and processes that are proven in the global mining industry. The successful execution of these methods to achieve planned underground mine development and production at ML will require the operation to build on its established culture focused on worker health and safety. It will also require investment and emphasis on worker skills training geared toward the new equipment and technology used, along with systems for structured mine planning. Key recommendations include continued engagement with suppliers for all mobile equipment, further assessment of automation and autonomous operation, and securing battery electric vehicles on time to support the LOM schedule. Additionally, the mine plan schedule will be optimized including more detailed assessment of stope designs and cut-off grades in current market price environments.

The existing facilities designed for crushing, grinding, cyanide leach and carbon recovery of precious metals to doré for the existing ELG ores are considered to be suitable for the continued processing of both ELG OP and ELG UG ores. The metallurgical testing program results from the FS indicates that the proposed split flotation circuit to generate a saleable copper concentrate followed by recovery of a high sulphide content Fe-S concentrate with separate leaching of two flotation streams is the preferred process design. A significant part of the existing process facilities will be either reused or repurposed for the future process to minimize capital expenditures. New process facilities for the ML Project include the Fe-S and Cu flotation circuits, water treatment plant, Cu concentrate loadout, new tailings and power infrastructure.

It is recommended to undertake additional testing to increase the understanding of gold deportment and association with minerals, lithology, etc. within the ELG and ML mine zones to support the optimization of operations decisions as to whether to leach flotation tails streams or not. It is also recommended to evaluate online analysis systems to improve turnaround time for online analysis of gold and other elements in the new flotation circuit along with advancing the understanding of copper concentrate handling and blending requirements together with associated facilities. It is also recommended that an assessment be completed with respect to changing grinding media over to high chrome content material to minimize negative impact on flotation performance.

For the waste rock storage facilities, continue on-going slope monitoring practices including daily inspections and utilization of slope instrumentation (prisms, GPS, extensometers). Upgrade software used to manage monitoring data to allow for distribution of real-time alerts of slope displacement. Continue slope management practices including crest cutting, re-grading and short dumping. Modify short dumping as needed to maintain sufficient distance from the crest when near-crest cracking has been observed.

ML is located in an area with moderate climate, workable topography and regional work force that has experience in construction and operations of mining projects. The current ELG Mine Complex has developed significant infrastructure which ML can utilize.

Based on the design of the tailings management system, there are no flaws or unresolvable issues anticipated. NewFields support the current monitoring and testing programs in place for the tailings facility and recommends they continue. Storage of slurry tailings in the GTSF is feasible and economical, further development of the GTSF tailings deposition and water recovery designs is recommended. It is important to note that either tailings strategy proposed for the ML Project; expanding the FTSF or utilizing the GTSF, adhere to the design principles of the GISTM.

Potential water issues related to waste rock and tailings disposal have been identified and plans for mitigation, if required, can be developed.

The site wide water balance demonstrates that sufficient water is available through the LOM. Depending on the amount of water produced by the ML Underground mine, storage and treatment of additional contact water is feasible utilizing the existing mine infrastructure and exhausted open pits. It is recommended that the Company continue to improve the measurement of important inputs to the site wide water balance and the numerical groundwater models, and update the models as needed to optimize development plans. The Operational Water Management Plan should also continue to be refined, including the development of a site storm water management plan.

The baseline environmental studies were comprehensive and reasonable. The ELG Mine Complex and ML Project have an established monitoring program that complies with the permit requirements. Groundwater sampling quality control procedures should be formalized and some techniques improved such as single use samplers or purging prior to sampling.

The ELG Mine Complex and ML Project have the required permits for current activities, and additional permits are either pending responses from the environmental agency or are planned for future submittal. At this time, there are no known factors to preclude a successful permitting effort; however, the length and effort of the permitting process with the Mexican environmental agency can be difficult to predict. A future permit modification to convert the Guajes pit into an in-pit tailings storage facility will be needed. Although in-pit tailings disposal has been used successfully outside of Mexico, there is a potential risk associated with delays in receipt of this permit given that in-pit disposal is a relatively new approach in Mexico. The Company has an on-going strategy to mitigate risks associated with substantial delays. In addition, the Company will require authorization from energy authorities to increase the power draw and distribution required for ML Project, through a connection to the regional 230 kV power line system for the higher electricity loads for ML.

Although the mine is in a state considered as a high-risk security area, the security protocols are well-defined, and no material incidents have occurred in the past three years.

The Company has a strong social license program and there is positive support from the stakeholder communities. In addition, the corporate management has a strong commitment to ESG issues.

A summary of environmental monitoring reports should be prepared at least annually that contain the results of the monitoring programs, data validation, interpretation and discussion of results, and recommendations for corrective actions, as needed. Continued monitoring of environmental systems and mining wastes is recommended. This includes updated predictions of post-closure water quality.

The ML Project estimates were prepared following best practices and consider where applicable site conditions and existing contract and operational costs. The scope of the design will require an $848 million investment in the project period capital, together with $363 in sustaining capital after the project period and through the life of mine. A closure plan and costing were developed for the life of mine conditions that include the existing ELG Mine Complex and the addition of the ML Project.

Evaluation of the ML Project has been completed on an incremental basis considering the overall operation and is financially viable. Based on a long term Au price of $1600, after tax incremental NPV at 5% is $458 million and IRR of 16.1%. ML Project returns are sensitive to the gold price and operating cost.

In addition to the positive economics of the Project, there is an abundance of prospectivity on the south side of the Morelos Property, which is expected to further improve the ML Project’s economics. The ML Project also opens up the opportunity for Torex to diversify into becoming a meaningful copper producer.

With tremendous future exploration potential, advancing the ML Project is fundamental to setting up the Morelos Complex for a sustainable future of operations, and prolonged economic prosperity for local communities and all of those who share stakes in the Company.

APPENDIX “D” – AFTER TAX SENSITIVITIES TO KEY FACTORS

			($400)	($200)	($100)	Base Case	$100	$200	$400

Gold Price - Long-term	$	/oz	$1,200	$1,400	$1,500	$1,600	$1,700	$1,800	$2,000
Morelos Complex - NPV (5%)	$	M	$378	$733	$890	$1,040	$1,186	$1,331	$1,617
ML Incremental - NPV (5%)	$	M	$49	$277	$371	$458	$538	$616	$764
ML Incremental - IRR		%	6.4%	12.2%	14.3%	16.1%	17.7%	19.1%	21.8%

			($1.50)	($1.00)	($0.50)	Base Case	$0.50	$1.00	$1.50

Copper Price - Long-term	$	/lb	$2.00	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00
Morelos Complex - NPV (5%)	$	M	$728	$839	$945	$1,040	$1,127	$1,210	$1,291
ML Incremental - NPV (5%)	$	M	$149	$259	$364	$458	$544	$626	$705
ML Incremental - IRR		%	9.3%	11.9%	14.2%	16.1%	17.7%	19.3%	20.7%

			($6.00)	($4.00)	($2.00)	Base Case	$2.00	$4.00	$6.00

Silver Price - Long-term	$	/oz	$15.00	$17.00	$19.00	$21.00	$23.00	$25.00	$27.00
Morelos Complex - NPV (5%)	$	M	$998	$1,013	$1,027	$1,040	$1,054	$1,068	$1,081
ML Incremental - NPV (5%)	$	M	$418	$432	$445	$458	$471	$484	$497
ML Incremental - IRR		%	15.3%	15.6%	15.8%	16.1%	16.3%	16.6%	16.8%

			(30%)	(20%)	(10%)	Base Case	10%	20%	30%

Media Luna Project Capex	$	M	$594	$678	$763	$848	$933	$1,018	$1,102
Morelos Complex - NPV (5%)	$	M	$1,211	$1,155	$1,099	$1,040	$981	$919	$856
ML Incremental - NPV (5%)	$	M	$629	$573	$517	$458	$399	$337	$274
ML Incremental - IRR		%	24.4%	21.2%	18.4%	16.1%	14.0%	12.2%	10.5%

			(30%)	(20%)	(10%)	Base Case	10%	20%	30%

Sustaining Capex	$	M	$316	$361	$406	$452	$497	$542	$587
Morelos Complex - NPV (5%)	$	M	$1,121	$1,095	$1,068	$1,040	$1,013	$986	$958
ML Incremental - NPV (5%)	$	M	$514	$496	$477	$458	$439	$420	$400
ML Incremental - IRR		%	17.3%	16.9%	16.5%	16.1%	15.7%	15.3%	14.9%

			(30%)	(20%)	(10%)	Base Case	10%	20%	30%

Opex	$	M	$2,330	$2,663	$2,996	$3,329	$3,662	$3,995	$4,328
Morelos Complex - NPV (5%)	$	M	$1,490	$1,342	$1,193	$1,040	$876	$700	$512
ML Incremental - NPV (5%)	$	M	$719	$636	$550	$458	$353	$237	$110
ML Incremental - IRR		%	20.7%	19.3%	17.8%	16.1%	14.0%	11.5%	8.3%

			(2.0%)	(1.5%)	(1.0%)	Base Case	1.0%	1.5%	2.0%

Gold recovery		%	87.8%	88.3%	88.8%	89.8%	90.8%	91.3%	91.8%
NPV (5%)	$	M	$985	$999	$1,013	$1,040	$1,068	$1,082	$1,095
ML Incremental NPV (5%)	$	M	$428	$436	$444	$458	$473	$480	$487
ML Incremental IRR		%	15.5%	15.6%	15.8%	16.1%	16.4%	16.5%	16.7%

Notes to Table:

1.	Estimates are based on the project period commencing April 1, 2022. All amounts in U.S. dollars.

Torex Gold Resources Inc. | TSX: TXG